Exhibit 99.1

Eldorado Gold Corporation

Annual Information Form

in respect of the Year-Ended

December 31, 2017

DATED MARCH 29, 2018

ELD (TSX)	EGO (NYSE)

About this Annual Information Form

Throughout this annual information form (AIF), references to “we”, “us”, “our”, “Eldorado” and the “Company” mean Eldorado Gold Corporation and its subsidiaries. References to “Eldorado Gold” mean Eldorado Gold Corporation only. References to “this year” means 2017.

For all other defined technical and other terms, please refer to our Glossary section on page 156.

All dollar amounts are in United States dollars unless stated otherwise.

Except as otherwise noted, the information in this AIF is as of December 31, 2017. We prepare the financial statements referred to in the AIF in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and file the AIF with appropriate regulatory authorities in Canada and the United States. Information on our website is not part of this AIF, or incorporated by reference. Filings on SEDAR are also not part of this AIF or incorporated by reference, except as specifically stated.

You can find more information about Eldorado Gold, including information about executive and director compensation and indebtedness, principal holders of our securities, and securities authorized for issue under equity compensation plans (such as our incentive stock option plan and performance share unit plan, among others), in our most recent management proxy circular and on SEDAR (www.sedar.com) under the name Eldorado Gold Corporation. For additional financial information, you should also read our audited consolidated financial statements (2017 FS) and management’s discussion and analysis (MD&A) for the year ended December 31, 2017. You can find these documents and additional information about the Company filed under our name on SEDAR (www.sedar.com), or you can ask us for a copy by writing to:

Eldorado Gold Corporation

Corporate Secretary

1188 – 550 Burrard Street

Vancouver, BC V6C 2B5

Table of Contents

About this Annual Information Form	3

Forward-looking information and risks	5

About Eldorado Gold	8

Other offices:	9

Key milestones in our recent history	11

About our business	16

An overview of our business	17

How we measure our costs	21

Corporate Social Responsibility	23

Our Workforce	23

Operating Responsibly	23

Ethical Business	26

Health and Safety	26

Environmental	28

Human Rights	29

Sustainability Reporting	30

Material Properties	32

Kişladağ	32

Efemçukuru	40

Olympias	46

Skouries	54

Lamaque	62

Non-Material Properties	69

Stratoni	69

Tocantinzinho	71

Certej	74

Perama Hill	77

Sapes Project	80

Vila Nova	82

Mineral reserves and resources	83

Year-end 2017 mineral reserve and mineral resource tabulations	83

Risk factors in our business	93

Investor information	133

Governance	138

Terms of Reference	150

I. ROLE	150

II. RESPONSIBILITIES	150

III. COMPOSITION	154

IV. MEETINGS AND PROCEDURES	154

Glossary	156

Forward-looking information and risks

This document includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans, goals, outlook, including expected production, projected cash costs, planned capital and exploration expenditures, our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, resources and reserves, expected metallurgical recoveries, price of gold and other commodities, and our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules, results of litigation and arbitration proceedings and other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this AIF as forward-looking information.

Key things to understand about the forward-looking information in this AIF:

It typically includes words and phrases about the future, such as plan, expect, forecast, intend, anticipate, believe, estimate, budget, continue, projected, scheduled, may, could, would, might, will, as well as the negative of or variations of these words and phrases.

It is provided to help you understand our current views and can change significantly; it may not be appropriate for other purposes.

It is based on a number of assumptions, estimates and opinions that may prove to be incorrect, including the geopolitical, economic, permitting and legal climate in which we operate, the future price of gold and other commodities, exchange rates, anticipated costs and expenses, production, mineral reserves and resources, metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals.

It is inherently subject to known and unknown risks, uncertainties and other factors. Actual results and events may be significantly different from what we currently expect due to the risks detailed under “Risks factors in our business” of this AIF, which includes a discussion of material, and other risks that could cause actual results to differ significantly from our current expectations and risks associated with our business, including the following risks:

●

title, permitting and licensing risks, including the risks of obtaining and maintaining the validity and enforceability of necessary permits and licenses, the timing of obtaining and renewing such permits and licenses, and risks of defective title to mineral property;

●	risks of operating in foreign countries in which we currently or may in the future conduct business, including controls, laws, regulations, changes in mining regimes or governments, and political or economic developments;
●	volatility of global and local economic climate and geopolitical risks;
●	regulatory restrictions, including environmental regulatory restrictions and liability, including actual costs of reclamation;

●	changes in law and regulatory requirements or policies, including permitting, foreign investment, environmental, tax and health and safety laws and regulations;
●	competition for mineral properties and merger and acquisition targets;
●	environmental risks, including use and transport of regulated substances;
●	infrastructure, water, energy, equipment and other input availability and durability, and their cost and impact on capital and operating costs, exploration, development and production schedules;
●	perceptions of the local people about foreign companies operating on their land;
●	ability to maintain positive relationships with the communities in which we operate and potential loss of reputation;
●	community and non-governmental actions and regulatory risks, including the possibility of a shutdown at any of our operations;
●	risks of not meeting production and cost targets or estimates;
●

subjectivity of estimating mineral reserves and resources and the reliance on available data and assumptions and judgments used in interpretation of such data and depletion of grades or quantities of mineral reserves;

●	the loss of key employees and our ability to attract and retain qualified personnel;
●

employee health and safety risks, and potential human rights risks related to our environmental impacts, economic and social disruption, security incidents, land acquisition, indigenous peoples, access to remedy and our supply chain;

●	labour disputes, labour shortages and risks associated with unionized labour;
●	risks related to natural disasters and climate change
●	prices for energy inputs, labour, material costs, supplies and services (including shipping) remaining consistent with expectations
●	speculative and uncertain nature of gold and other mineral exploration;
●	discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries;
●	failure, security breaches or disruption of our information technology systems;
●	development, mining and operational risks, including timing, hazards and losses that are uninsured or uninsurable;
●	impact on operations of compliance and non-compliance with General Data Protection Regulation
●	increased capital requirements and the ability to obtain financing;
●	share capital dilution and share price volatility;
●	risks associated with maintaining substantial levels of indebtedness, including potential financial constraints on operations, interest rate risk and credit rating risk;
●	gold and other metal price volatility and the impact of any related hedging activities;
●	currency exchange fluctuations and the impact of any related hedging activities;
●	taxation, including change in tax laws and interpretations of tax laws;
●	financial reporting risks
●

the impact of acquisitions, dispositions, monetization, mergers, other business combinations or transactions, including effect of changes in our portfolio of projects on our current and future operations, capital requirements, and financial condition and ability to complete such transactions;

●

the risks that the integration of acquired businesses may take longer than expected, the anticipated benefits of the integration may be less than estimated or the costs of acquisition may be higher than anticipated;

●	risk associated with co-ownership (including joint ventures);
●	litigation and arbitration risks, including the uncertainties inherent in current and future legal challenges we are, or may become, a party to; and
●	impact on operations of compliance and non-compliance with anti-corruption, anti-bribery and sanction laws.

The reader is directed to the discussion set out under the heading “Risk factors in our business” for a full discussion of these risks and uncertainties.

Although we believe that the expectations reflected in the forward-looking information contained herein are reasonable and we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated or intended.

Forward-looking information is not a guarantee of future performance and actual results and future events could materially differ from those anticipated in such statements and information.

We will not necessarily update this information unless we are required to do so by applicable securities laws.

All forward-looking information in this AIF is qualified by these cautionary statements.

Reporting mineral reserves and resources

There are material differences between the standards and terms used for reporting mineral reserves and resources in Canada, and the US. While the terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), and the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, and must be disclosed according to Canadian securities regulations, the US Securities and Exchange Commission (SEC) does not recognize them under SEC Industry Guide 7 and they are not normally permitted to be used in reports and registration statements filed with the SEC.

Investors should not assume that:

●	any or all of a measured, indicated or inferred mineral resource will ever be upgraded to a higher category or to mineral reserves; or
●	any or all of an indicated or inferred mineral resource exists or is economically feasible to mine.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Under the securities regulations adopted by the Canadian Securities Administrators (CSA), estimates of inferred mineral resources generally cannot be used as the basis of feasibility or prefeasibility studies.

Information about our mineral deposits may not be comparable to similar information made public by US domestic mining companies, including information prepared according to SEC Industry Guide 7.

Except as otherwise noted, Paul Skayman, FAusIMM, our Chief Operating Officer, is the “Qualified Person” under NI 43-101 responsible for preparing or supervising the preparation of, or approving the scientific or technical information contained in this AIF for all our properties.

About Eldorado Gold

Eldorado Gold owns and operates mines around the world, primarily gold mines, but also a silver-lead-zinc mine and an iron ore mine. Its activities involve all facets of the mining industry, including exploration, discovery, acquisition, financing, development, production and reclamation. Our business is currently focused in Turkey Greece, Canada Brazil, Romania and Serbia. Eldorado Gold is governed by the Canada Business Corporations Act (CBCA) and is headquartered in Vancouver, BC.

Each operation has a general manager and operates as a decentralized business unit within the Company. We manage exploration properties, merger and acquisition strategies, corporate financing, global tax planning, regulatory compliance, commodity price and currency risk management programs, investor relations, engineering for capital projects and general corporate matters centrally, at our head office in Vancouver. Our risk management program is developed by senior management and monitored by the Board of Directors.

Properties as of March 29, 2018

Operating gold mines:	Other Operating Mines and Development projects:
● Kişladağ, in Turkey (100%) ● Efemçukuru, in Turkey (100%) ● Olympias, in Greece (95%)

●   Stratoni, in Greece (95%), silver-lead-zinc mine

●   Lamaque, in Canada (100%) development project Skouries, in Greece (95%) development project, currently moving into care and maintenance

●   Perama Hill, in Greece (100%) development project, currently on care and maintenance status

●   Certej, in Romania (80.5%) development project

●   Tocantinzinho, in Brazil (100%) development project

●   Sapes, in Greece (100%) development project currently on care and maintenance status

●   Vila Nova, in Brazil (100%), iron ore mine, currently on care and maintenance status

Kişladağ, Efemçukuru, Olympias, Skouries and Lamaque are material properties for the purposes of NI 43-101. The term Kassandra Mines is used throughout this AIF to reference the Stratoni and Olympias mine and Skouries project. The Stratoni mine consists of two deposits; Mavres Petres, which is still being mined, and Madem Lakkos, which was mined out previously.

Eldorado Gold Corporation

Head office:

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia, V6C 2B5

Telephone:     604.687.4018

Facsimile:       604.687.4026

Website:         www.eldoradogold.com

Eldorado Gold Corporation

Registered office:

Suite 2900 – 550 Burrard Street

Vancouver, British Columbia, V6C 0A3

  Other offices:

Turkey	Brazil	Greece	Barbados	Romania	Netherlands	Canada	Serbia
● Ankara ● Usak ● Izmir ● Canakkale	● Belo Horizonte ● Macapa	● Athens ● Alexandropoulos ● Stratoni ● Sapes	● Bridgetown	● Deva	● Amsterdam	● Val-d’Or	● Belgrade

Our corporate structure is illustrated in the chart below (other than those subsidiaries permitted to be excluded under Section 3.2 of 51-102F2).

Subsidiaries

We abbreviate and refer to our subsidiaries as follows:

●	Brazauro Recursos Minerais S.A. (Brazauro)
●	Deva Gold S.A. (Deva Gold)
●	Hellas Gold S.A. (Hellas Gold)
●	Integra Gold Corp.(Integra)
●	SG Resources B.V. (SG)
●	Thracean Gold Mining S.A. (Thracean)
●	Thrace Minerals S.A. (Thrace Minerals)
●	Tuprag Metal Madencilik Sanayi ve Ticaret AS (Tuprag)

Key milestones in our recent history

2015	2016	2017

●   Published the Feasibility Study on Certej Project, Romania

●   Published the Feasibility Study on Tocantinzinho Project, Brazil

●   Received the Project Permit Approval for the Eastern Dragon Project, China

●   Amended Stratoni silver stream agreement with Silver Wheaton

●   Suspended operations at Kassandra Mines for 6 weeks due to permitting issues with the government

●   Completed the sale of the 4 Chinese mineral assets to China National Gold and a subsidiary of Yintai Resources for a combined value of approximately $900M

●   Suspended operations at Skouries based on the action of the Ministry of Energy and Environment (MOE) in January 2016 and restarted the operations in May 2016

●   Reconfigured pit design at Kişladağ and decided to indefinitely defer expansion

●   George Burns appointed President and CEO in April

●   Completed acquisition of Integra, commenced pre-feasibility work (including test mining), and advanced construction of the Lamaque mine and refurbishment of the associated Sigma mill

●   Hellas Gold entered into arbitration proceedings with the Greek Government, which are expected to conclude on or before April 6, 2018

●   Announced intention to move the Skouries project into care and maintenance due to continued permitting delays. The Skouries project is expected to be fully ramped down in H1 2018

●   Announced the reconfiguration of the Board of Directors with retirement of Paul Wright in December 2017 and Jonathan Rubenstein in January 2018 and the appointment of George Albino as the new Board Chair.

●   Olympias Phase II completed commissioning and achieved commercial production in December

●	2015

In 2015, we published the feasibility study on the Certej project in Romania and on the Tocantinzinho project in Brazil.

In addition, we amended the Stratoni silver stream agreement with Silver Wheaton.

Operations at the Kassandra Mines were suspended for six weeks due to permitting delays by the government.

●	2016

China

On April 26, 2016, Eldorado Gold reached an agreement to sell and on September 6, 2016 completed the sale of its 82% interest in the Jinfeng mine to a wholly-owned subsidiary of China National Gold Group (CNG) for $300M in cash, subject to certain closing adjustments. On May 16, 2016 Eldorado Gold reached an agreement to sell and on November 22, 2016 completed the sale of its interest in the White Mountain mine, the Tanjianshan mine and the Eastern Dragon development project (the “Yintai operations”) to an affiliate of Yintai Resources Co. Ltd. (Yintai) for $600M in cash, subject to certain closing adjustments.

The results from operations for our China business have, together with restated comparatives, been presented as discontinued operations within the Consolidated Income Statements and the Consolidated Statements of Cash Flows in Eldorado Gold’s December 31, 2016 financial results. The discontinued operations include the results of Jinfeng up to September 6, 2016 and of White Mountain, Tanjianshan and Eastern Dragon up to November 22, 2016.

Greece

In early 2016, we made significant changes to our investment plans in Greece. In order to complete the construction and development of the Kassandra Mines we require the approval of various routine permits and licenses from a number of government agencies, predominantly under the direction of the MOE.

As a result of routine permits being delayed, we suspended construction and development activities at Skouries in January 11, 2016. Subsequently, we received the building permit for the Skouries processing plant. Activity at Skouries started up again on May 9, 2016. Skouries construction continued and was on track for a start up date in 2019.

On March 22, 2016, the Company was granted the installation permit in order to complete construction of the metallurgical plant required for Phase II of Olympias. At year end 2016, Olympias Phase II was well advanced and commissioning commenced in Q2 of 2017.

●	2017

In July 2017, Eldorado Gold completed the acquisition of Integra and commenced pre-feasibility work (including test mining), and advanced construction of the Lamaque mine and refurbishment of the associated Sigma mill.

In September 2017, Hellas Gold entered into arbitration proceedings with the Greek Government, which is expected to conclude on or before April 6, 2018. For more information on the Greek Arbitration, please refer to “Olympias – Hellas Gold Litigation – Arbitration” on page 50.

In January 2017, Eldorado Gold announced the indefinite deferral of the Kişladağ expansion from 12.5 Mtpa to 20 Mtpa. Eldorado Gold then reduced Kişladağ guidance mid-year due to concerns around the leach pad performance. Eldorado Gold identified a potential issue with the leach pad chemistry and subsequently increased the cyanide addition levels. In October, 2017, Eldorado Gold reported lower metallurgical recoveries for sections of the orebody that were being mined, which subsequently caused a write down of 40,000 ounces of gold from inventory. Testwork continues on the metallurgical performance of the remaining material along with a pre-feasibility study around milling. In March 2018, Eldorado Gold announced the results of a pre-feasibility study regarding Kişladağ and its intention to proceed with a staged approach to the construction of a mill to treat all of the remaining economic ore at Kişladağ. This pre-feasibility study confirmed that the mill option could provide robust returns, increased annual gold production and continuity of the Kişladağ operation until 2030.

In November 2017, Eldorado Gold announced its intention to move the Skouries project into care and maintenance due to continued permitting delays. The Skouries project is expected to be fully ramped down in H1 2018. At the end of March 2018, Eldorado Gold announced the results of an updated technical report in respect of Skouries.

The Company continued exploration success at Lamaque (Canada), Bolcana (Romania), Efemçukuru (Turkey), and Stratoni (Greece), with a total of 114,900 meters of drilling completed. At the end of March, 2018, Eldorado Gold announced the results of a pre-feasibility study in respect of Lamaque

Olympias Phase II completed commissioning and achieved commercial production on December 31, 2017.

In April 2017, George Burns was appointed President and CEO. Ross Cory retired from the Board in April, as he did not stand for re-election at the 2017 AGM. The Company announced the reconfiguration of the Board of Directors with retirement of Paul Wright in December 2017 and Jonathan Rubenstein in January 2018 and the appointment of George Albino as the new Board Chair. The Board was reduced to eight directors (from 10) as well as reduced individual director and overall Board compensation. Jason Cho was promoted to Executive Vice President, Strategy and Corporate Development effective as of November 1, 2017.

●	2018 Updates

Dawn Moss, Executive Vice President, Administration, retired from Eldorado’s management team at the end of February 2018.

Timothy Garvin joined Eldorado as Executive Vice President and General Counsel on February 20, 2018.

Fabiana Chubbs, Chief Financial Officer will leave the Company at the end of April 2018.

Corporate

Senior Credit Facility

On October 12, 2011, Eldorado Gold entered into a $280M revolving credit facility, maturing October 12, 2015, with a syndicate of lenders. The credit facility (Amended Facility) was amended and restated as of November 23, 2012, and subsequently amended by a first amendment made April 30, 2013 and a second amendment made August 25, 2015. The principal amount of the Amended Facility was increased by $95M to $375M and the maturity was extended from October 12, 2015 to November 23, 2016 (the “Maturity Date”).

On June 10, 2016, Eldorado Gold amended and restated the Amended Facility (Senior Credit Facility) to $250M with the option to increase the principal amount by an additional $100M through an accordion feature. The Maturity Date was extended to June 13, 2020. The Senior Credit Facility is secured by the shares of S.G Resources and Tuprag.

The Senior Credit Facility contains covenants that restrict, among other things, the ability of Eldorado Gold and its material subsidiaries to incur unsecured indebtedness exceeding $150M; incur certain permitted unsecured indebtedness exceeding $850M (inclusive of the Indenture) provided certain conditions are met; and incur certain permitted secured indebtedness exceeding $200M provided certain conditions are met. The Senior Credit Facility also contains restrictions for making distributions in certain circumstances; selling material assets (other than the China assets that were disposed of in 2016); and conducting business other than that which relates to the mining industry. Significant financial covenants include a maximum Net Debt to EBITDA ratio of 3.5:1 and a minimum EBITDA to Interest ratio of 3:1. Eldorado Gold was in compliance with the Senior Credit Facility covenants as at December 31, 2017.

Loan interest is set at the Canadian Prime Rate, Base Rate or LIBOR Rate, in each case plus the applicable margin, which margin is dependent on the net leverage ratio.

The Senior Credit Facility’s intended use is for Eldorado Gold to manage working capital and for general corporate purposes. No amounts were drawn down under the Senior Credit Facility as of December 31, 2017.

Management

In December 2017, Eldorado Gold announced the resignation of Paul Wright effective December 31, 2017.

The Board of Directors

In December 2017, Eldorado Gold announced the resignation of Jonathan Rubenstein effective January 1, 2018 from the Board of Directors. The Company also announced the appointment of Dr. George Albino as chair of the Board of Directors. Ross Cory retired from the Board on April 27, 2017, as he did not stand for re-election at our AGM.

Recent property acquisitions, dispositions and reorganizations

The following discussion is a summary of our recent significant acquisitions and dispositions since January 1, 2015.

Acquisition of Integra:

On July 10, 2017, Eldorado Gold completed the acquisition of Integra by way of plan of arrangement (Arrangement) originally announced on May 15, 2017. The Arrangement was approved by the shareholders of Integra at its special shareholder meeting on July 4, 2017 and received approval from the Supreme Court of British Columbia on July 7, 2017.

Pursuant to the Arrangement, Integra shareholders collectively received, for all the issued common shares of Integra that Eldorado did not already own, approximately CDN$129M cash and 77M common shares of Eldorado

Gold (representing approximately 10% of the total issued common shares of Eldorado Gold, post-completion of the Arrangement).

Disposition of China Operations:

The transaction between Sino Gold Mining Pty Limited (Sino Gold), a wholly owned subsidiary of the Company, as seller, and China National Gold Group Hong Kong Limited, a wholly owned subsidiary of CNG, as buyer, of all of the outstanding shares of Sino Mining Guizhou Pty Ltd. and, indirectly, all of Eldorado Gold’s interest in the CNG Operations, for a price of $300M (subject to certain closing adjustments) in cash and on terms and conditions typical for such transactions, closed September 6, 2016, and has fully completed, including finalization of all closing adjustments.

The transaction between Sino Gold, as seller, and Shanghai Shengwei Mining Investment Co., Ltd., a wholly owned subsidiary of Yintai, Ltd., as buyer, of all of the shares held by Sino Gold in each of Sino Gold BMZ Limited, TJS Limited and Sino Gold Tenya Hong Kong Limited and indirectly, all of Eldorado Gold’s respective interests in the White Mountain and Tanjianshan mines and the Eastern Dragon development project, for a price of $600M (subject to certain closing adjustments) in cash and on terms and conditions generally customary for such transactions, closed November 22, 2016.

As a result of such dispositions, we no longer have any business operations in China.

Material Reorganization

From time to time, we may reorganize our business, including winding up non-material subsidiaries, and transferring ownership of subsidiaries from one subsidiary to another. The sale of our interests in the CNG Operations and the Yintai operations in 2016 resulted in the indirect sale of 11 subsidiaries and the acquisition of Integra in 2017 resulted in the indirect acquisition of two subsidiaries. See page 9 for our current corporate organizational chart.

About our business

Eldorado is a global gold and base metals producer. We believe our international expertise in mining, finance and project development places us in a strong position to grow in value and deliver good returns for our stakeholders as we create and pursue new opportunities.

We are focused on building a successful and profitable, intermediate gold company. Our strategy is to actively manage our portfolio of projects, including pursuing growth opportunities by discovering deposits through grassroots exploration and acquiring advanced exploration, development or low-cost production assets with a focus on the regions where we already have a presence.

From time to time, we may evaluate and re-align our business objectives, including considering suspension or delay of projects or disposition of assets.

Our success to date stems from a commitment to the following four strategic priorities.

1. Quality Assets

Our business is based on a portfolio of long-life, low-cost assets in prospective jurisdictions. We believe that the quality of our asset base allows us to achieve long-term growth with solid margins and enhance our ability to generate free cash flows and earnings per share.

2. Operational Excellence

We invest in new technologies and training our people in order to increase productivity, reduce risk and operate to guidance year-on-year.

3. Capital Discipline

Capital discipline underpins every business decision we make. Eldorado Gold considers all competing uses of cash and prioritize capital for sustaining it’s operations and developing it’s key projects.

4. Accountability

We are committed to doing business honestly, respecting our neighbours, minimizing our environmental impacts and keeping our people safe. Operating this way is essential to the sustainability of our business.

Industry factors that affect our results

Gold market and price

Gold is used mainly for product fabrication and investment. It is traded on international markets. The London AM price for gold on December 31, 2017 was $1,296.50 per ounce.

Foreign currency exposure

All of our revenues from gold sales are denominated in US dollars, while the majority of our operating costs are denominated in the local currencies of the countries we operate in. We monitor the economic environment, including foreign exchange rates, in these countries on an ongoing basis.

The table below shows the foreign exchange losses (gains in brackets) recorded in the last three financial years:

As of December 31*:
2017	($2,382,000)
2016	$2,708,000
2015	$15,044,000

   *Losses from previous years were restated to exclude discontinued operations.

Hedging

We monitor and consider the selective use of a variety of hedging techniques to mitigate the impact of downturns in the various metals and currency markets.

As of the date of this AIF, we do not have any material long-term gold or currency hedges. However, between November 2017 and January 2018, Eldorado entered into a series of zero-cost Asian-style collars to hedge the price of certain base metal production at our Stratoni and Olympias mines. The collars protect the price of lead and zinc production within a pre-defined price band. The commodity reference price is based on monthly averages as traded on the London Mercantile Exchange (LME) and are quoted in USD.

With respect to Lead, the collar protects the Company at a minimum price of $2,300 per tonne. It also caps or limits the price per the schedule below. Similarly, for Zinc, the minimum price is $2,850 per tonne and the cap or limits are also per the schedule below. The contracts have monthly maturities for the calendar 2018 year, with the final contract maturing on December 31, 2018.

Should the price of each metal average below the floor, the Company will benefit from the hedge position and the counterparty will have a settlement owing to us. Inversely, if the average monthly price exceeds the limit or cap then the Company will have a settlement owing to the counterparty. The hedge covers 15,336 tonnes of lead and 25,416 tonnes of zinc. A summary of the positions is as follows:

Metal	Hedged Amount (tonnes)	PUT ($/T)	CALL ($/T)	Maturity
Lead	7,668	$2,300	$2,625	Jan 2018 – June 2018
Lead	7,668	$2,300	$2,735	Jul 2018 – Dec 2018
Zinc	12,708	$2,850	$3,470	Jan 2018 – Jun 2018
Zinc	12,708	$2,850	$3,600	Jul 2018 – Dec 2018

As of December 31, 2017, the net mark-to-market value of the hedge contracts was $837,000, representing a loss to the Company.

An overview of our business

Below we describe each stage of the mining life cycle and the role of our dedicated teams at each phase.

Exploration

Eldorado’s exploration and corporate development teams actively look for potential new assets within our focus jurisdictions and in new regions. They assess early and advanced stage exploration projects and conduct near-mine and grassroots exploration programs with the primary goal of adding value through discovery by increasing our mineral resources and reserves. Our exploration programs are focused primarily in the countries in which we operate: Brazil, Canada, Greece, Romania, Serbia, and Turkey.

During grassroots exploration, our exploration teams visit prospective areas to conduct geological surveys and sampling, often partnering with other companies to benefit from their local knowledge and experience. If results indicate a possible mineralized deposit, we drill exploration holes to determine whether economically viable concentrations of metals may exist.

Evaluation and Development

During the evaluation and development stage, our engineering, technical services and metallurgy teams conduct feasibility studies to determine:

●   the optimal mining methods and mineral recovery processes for each project,

●   the required infrastructure,

●   the best placement and design of facilities, based on thorough impact and mitigation assessments, and

●   the required mine monitoring, closure and reclamation plans.

These studies give us a picture of the capital costs required for development and the longer-term economics of the project. We are then able to decide if a capital investment makes economic sense, in order to make a construction decision.

Construction

Once the project Environmental Impact Assessment (EIA) (also known as an Environmental Impact Study (EIS)) and other relevant permits are approved by government authorities, and we have received board approval to proceed, our capital projects team can begin construction. Explicit requirements described in each EIA guide our activities and help us manage any social and environmental risks.

This construction phase requires the greatest input of capital and resources over a project’s life cycle, and through this phase we can add significant value to local economies through local job growth and procurement.

Mining and Processing

During production, our operations team and site personnel are responsible for mining and extracting ore from our underground mines (Efemçukuru, Olympias, Lamaque, Stratoni) and open pit mines (Kişladağ). The ore is processed on-site to produce a concentrate or doré. Any leftover materials generated by our mining activities, which typically include topsoil, waste rock and tailings, are either placed on-site in engineered facilities for storage and treatment, or reused elsewhere on-site as part of construction activities, rehabilitation, or as underground backfill. Rigorous environmental monitoring – to test air, water and soil quality, and noise, blast vibration and dust levels – enables us to comply with environmental regulations and our operating licenses and permits.

Reclamation and Closure

Restoring the land so it is compatible with the surrounding landscape is a priority for us and our communities. How we conduct our rehabilitation in one jurisdiction impacts how we are welcomed in another. Therefore, prior to and throughout a mine’s operation, our operations teams develop and continuously enhance plans for the mine’s future closure in order to:

●   Protect public health and safety,

●   Eliminate environmental damage,

●   Return the land to its original condition, or an acceptable and productive alternative, and

●   Provide for long-term social and economic benefits.

Refining and Sales

We produce gold, silver, lead and zinc. Our in-country marketing teams are responsible for finding downstream smelters and refineries and establishing long-term working relationships and purchase agreements. These agreements outline the terms and conditions of payment for our products, and specify parameters and penalties for the quantity, quality and chemical composition of our doré and concentrate.

The gold doré produced at Kişladağ is refined to market delivery standards at gold refineries in Turkey and sold at the spot price on the Istanbul Gold Exchange.

Contracts are also in place for the sale of concentrates from Greece and Turkey. These include gold concentrates from Efemçukuru and Olympias as well as lead/silver and zinc concentrates from Stratoni and Olympias in Greece. These concentrates are sold under contract and are paid for at prevailing spot prices for the contained metals.

Gold doré will be produced at Lamaque and will be sold to local refineries.

Except as otherwise noted, Paul Skayman, FAusIMM, Eldorado Gold’s Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing or supervising the preparation of, or approving the scientific or technical information contained in this AIF for all our properties.

Production and costs

					2017
	2017	2016*	Change	First quarter	Second quarter	Third quarter	Fourth quarter
Total
Gold ounces produced (including gold from tailings retreatment and pre commercial production at Olympias)**	292,971	312,299	(193,222)	75,172	63,692	70,053	83,886
Cash operating costs ($ per ounce)	509	487	70	466	484	508	577
Total cash cost ($ per ounce)	534	502	87	483	502	548	603
All in sustaining cost ($ per ounce)	922	829	(93)	791	846	925	1,104
Realized price ($ per ounce sold)	1,262	1,249	13	1,222	1,262	1,290	1,280
CONTINUING OPERATIONS: Kişladağ
Gold ounces produced	171,358	211,161	(39,803)	52,644	38,456	35.902	44,356
Tonnes to pad	13,061,861	16,565,254	(3,503,393)	3,227,406	3,288,604	3,212,861	3,332,990
Grade (grams per tonne)	1.03	0.80	0.23	1.13	0.82	1.17	1.02
Cash operating costs ($ per ounce)	500	474	(26)	446	464	491	604
Total cash cost ($ per ounce)	522	488	(34)	464	478	528	626
Efemçukuru
Gold ounces produced	96,080	98,364	(2,452)	22.528	23,406	24,905	25,295
Tonnes milled	481,649	476,528	5,121	115,794	120,044	121,759	119,135
Grade (grams per tonne)	7.01	7.40	(0.39)	6.77	6.95	7.20	7.46
Cash operating costs ($ per ounce)	524	514	(10)	515	509	529	525
Total cash cost ($ per ounce)	556	530	(26)	531	521	572	559
Lamaque
Ounces produced	7,061	0	7,061	0	0	0	0
Cash operating costs ($/ounce)	0	0	0	0	0	0	0
Sustaining capex	0	0	0	0	0	0	0
Olympias**
Gold ounces produced (pre-commercial)	18,472	2,774	15,698	0	2,052	9,246	7,174
Tonnes Milled	141,236	87,350	53,886	0	20,550	62,099	58,587
Grade (grams per tonne)	7.45	2.47	4.98	0	7.35	8.32	6.64
Stratoni
Lead/zinc concentrate tonnes sold	41,693	42,655	(962)	14,835	8,351	7,400	11,107
DISCONTINUED OPERATIONS: Tanjianshan
Gold ounces produced		49,266	(49,266)	0	0	0	0
Tonnes milled		869,964	(869,964)	0	0	0	0
Grade (grams per tonne)		1.90	(1.90)	0	0	0	0
Cash operating costs ($ per ounce)		819	819	0	0	0	0

Total cash cost ($ per ounce)	970	970	0	0	0	0
Jinfeng
Gold ounces produced	68,195	(68,195)	0	0	0	0
Tonnes milled	766,697	(766,697)	0	0	0	0
Grade (grams per tonne)	3.32	(3.32)	0	0	0	0
Cash operating costs ($ per ounce)	705	(705)	0	0	0	0
Total cash cost ($ per ounce)	791	(791)	0	0	0	0
White Mountain
Gold ounces produced	56,265	(56,265)	0	0	0	0
Tonnes milled	717,145	(717,145)	0	0	0	0
Grade (grams per tonne)	2.78	(2.78)	0	0	0	0
Cash operating costs ($ per ounce)	731	(731)	0	0	0	0
Total cash cost ($ per ounce)	773	(773)	0	0	0	0

*Production totals for 2016 include both continuing and discontinued operations. For more information on our discontinued operations (Tanjianshan, Jinfeng and White Mountain), please see our prior AIF.

**Olympias for 2017 is Pre-commercial production.

●	We calculate cash operating costs according to the Gold Institute Standard.
●	Total cash cost is cash operating costs plus royalties, and production taxes.
●	Cash operating costs and total cash cost and all-in sustaining costs are non-IFRS measures. See page 10 of our MD&A and below for more information.
●

AISC (All-in sustaining costs) are calculated by taking total cash costs and adding sustaining capital expenditure, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Eldorado Gold began reporting AISC in 2014.

How we measure our costs

The following are non-IFRS measures, which we believe provide a better indication of our cash flow from operations and may be meaningful in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS.

Costs are calculated using the standard developed by the Gold Institute, a worldwide association of suppliers of gold and gold products including leading North American gold producers.

The Gold Institute stopped operating in 2002, but its standard is still widely used in North America to report cash costs of production. Adoption of the standard is voluntary, so you may not be able to compare the costs reported here to those reported by other companies.

Cash operating costs (C1)

Cash operating costs include the costs of operating the site, including mining, processing and administration. They do not include royalties and production taxes, amortization, reclamation costs, financing costs or capital development (initial and sustaining) or exploration costs.

Cash operating costs are divided by ounces sold to arrive at cash operating cost per ounce.

Total cash cost

Total cash cost is cash operating costs, plus royalties and production taxes.

All-in Sustaining Cost

AISC is calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at our projects and certain expenditures at our operating sites which are deemed expansionary in nature. Certain other cash expenditures, including tax payments, dividends and financing costs are not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information on the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis. Please refer to our management’s discussion and analysis (MD&A) for the year ended December 31, 2017. You can find these documents and additional information about the Company filed under our name on SEDAR (www.sedar.com).

Corporate Social Responsibility

For us, being a responsible corporate citizen means making a positive impact in the areas where we operate by protecting the environment, providing a safe and respectful workplace for our employees and contractors, and investing in infrastructure, economic development, health and education in the communities around our operations so that we can enhance the lives of those who work and live there beyond the life of the mine.

Over the past twenty-two years, we have operated mines in Mexico, Brazil, Turkey, Greece and China. We continue to operate in Turkey, operate and develop our projects in Greece, and maintain progress towards developing our existing projects in Canada, Brazil and Romania. We are also exploring in Serbia. We are proud of our record of implementing industry best practices that minimize environmental impacts while maximizing long-term social and economic benefits.

Our Workforce

At the end of 2017, we directly employed 4,951 employees and contractors worldwide, with the majority of our employees residing in local communities near our operations.

We have permanent employees and contractors in nine countries. We also engage a number of contractors to work on specific projects. The table below shows the number of personnel working at our operations by country at December 31, 2017.

	Employees	Contractors	Total
Turkey	1,271	661	1,932
Brazil	56	115	171
Greece	1,088	1,191	2,279
Canada	139	96	235
Romania	263	53	316
Barbados	1	0	1
Serbia	9	0	9
Netherlands	6	0	6
China	0	2	2
Total	2,833	2,118	4,951

The majority of our employees are unionized, with employment terms and conditions negotiated through collective bargaining agreements. In 2017, we renewed each of our agreements in Greece, Romania and Brazil, while our agreement in Turkey is valid until December 31, 2018. Approximately 72% of our employees at our mines in Turkey, Greece, Brazil, Canada and Romania were covered by collective bargaining agreements in 2017.

Generally, we believe we have good relations with both our unionized and non-unionized employees and are committed to resolving employee relations matters promptly and to mutually beneficial outcomes.

Operating Responsibly

The “About our Business” section of this AIF describes each stage of the mining life cycle, from exploration through to mine closure. Below we provide a brief overview of some of the additional activities we undertake as part of being a responsible operator and respectful neighbour.

Exploration

During exploration, while we conduct geological surveys, drilling and sampling to determine the existence and location of an ore deposit, we first engage directly with local communities. Through this interaction, we seek to understand their social and environmental concerns and consider these as part of our exploration programs and potential mine development plans. Where possible, we hire local residents and local contractors to assist us in conducting our exploration fieldwork. We also assess community needs so that we can plan future initiatives and investments. During exploration, we also conduct environmental baseline studies as part of our mine impact assessments.

Evaluation and Development

During the evaluation and development stage, we complete feasibility studies that outline the economics, optimal mining methods and mineral recovery processes for the project, including environmental and closure considerations. We conduct extensive environmental testing and studies to establish baseline data and characteristics for air, water, soil and biodiversity. All this information becomes part of an EIA, also referred to as an Environmental Impact Study (EIS) that must be completed and approved by the relevant government authorities before a project can be developed. Sustainability criteria are built into the EIA, and throughout the environmental permitting process we engage and consult with local communities, businesses and government to obtain input and commentary. This research and dialogue helps Eldorado develop innovative solutions for the social and environmental challenges of our projects, including, but not limited to, dust and air emissions, water and energy use, noise and waste. Infrastructure development initiatives – such as initiatives for improving roads, building sewage systems and drilling water wells – may also commence, subject to both project and local community needs.

Construction

We make it a priority to hire locally. We also train and instruct our employees and contractors in leading environmental, health and safety practices, procedures and controls. Based on dialogue with local communities and businesses, we identify gaps in skills and capacity, provide on-the-job training and, where possible, work with local technical schools and universities to enhance their mining-specific and trades programs so that local residents and businesses have the skills and training necessary for employment with us.

Mining and Processing

All of our mining operations are required to comply with the more stringent of local or international environmental standards. We implement the practices described in our applicable EIA or EIS and permits to mitigate known potential environmental impacts throughout the life of a mine.

Beyond adherence to our permits and licenses, we add value during the production phase through a commitment to local employment and procurement, operational excellence, local investment and community engagement. New equipment and technologies, continuous improvement projects, low accident rates, a commitment to environmental stewardship and effective controls and procedures combine to deliver productivity benefits. Frequent consultation with local communities and businesses helps identify where we can create new opportunities for sustainable economic development within the framework of our Code of Business Conduct & Ethics and Anti-Bribery & Anti-Corruption Policy (ABC).

Consultation with local communities continues throughout the mining and processing cycle. As part of our commitment to protecting the environment, we maintain extensive environmental monitoring programs, the results of which are shared with relevant government agencies and independent government and academic groups. We also regularly audit our operations to determine whether each site is operating within environmental limits. We monitor air, water (surface and ground) and soil quality, as well as noise, blast vibration and dust levels both on the mine site and surrounding areas. We are sensitive to the potential impacts of our operations on local communities and have robust programs to mitigate any such effects. We also implement programs to preserve biodiversity at and near our operations. All types of mine waste, including hazardous wastes, are stored and disposed of with consideration for their potential environmental impacts.

Water use is strictly controlled across all of our sites to reduce overall water consumption, and we recycle as much water as is possible. Process tailings are discharged into specially constructed storage facilities, which are lined if required, and water from tailings is recycled through the mining process or, if being discharged, treated and tested to meet regulated limits before release. Measures are also in place to safeguard our tailings storage areas in the case of heavier than usual rainfall.

We employ 4,951 employees and contractors worldwide, the majority of whom are from the local communities near our operations. Less than 1% of our employees across the Company, including our operations and projects, are expatriates. We pay locally competitive salaries and benefits to our employees and contractors.

To provide a healthy and safe work environment, our workforce is trained on a regular and ongoing basis. These training programs are designed to minimize accidents and occupational illnesses.

Since the life of any mine is limited, we encourage and work with local communities to create new opportunities for long-term economic development. For example, we have supported the creation of local companies such as a vineyard management company at Efemçukuru, a plant nursery business at Olympias, and transport services companies at both Kişladağ and Efemçukuru. This ultimately benefits local communities and helps to provide opportunity for local residents, including those not directly associated with mining operations, beyond the life of the mine.

In 2017, Efemçukuru worked on a number of underground efficiency projects reliant on technology. These were all completed utilizing in-house information technology (IT) and underground personnel, in partnership with Izmir-based technology companies. These projects include the new Pitram control center, underground personnel tracking, fixed plant management system and most recently, the underground traffic management system. This has the benefit of upgrading employee skills and lowering costs and includes local back up service and development. Importantly, it has developed strong relationships with the local Aegean (Izmir) based IT companies, which is critical to mine system development in the future.

Reclamation, Care and Maintenance and Closure

Prior to and throughout a mine’s operation, we conduct research to establish best practices for mine reclamation and closure. Whenever possible, remediation and reclamation will begin in parallel with other work being carried out across the mine. For example, at Kişladağ, cover systems for capping the leach pad and rock dumps have been designed and are implemented as work is completed on those areas. Topsoil removed from mining and construction areas is stored for later use in all reclamation activities. We also investigate different plants, shrubs and tree species suitable for local propagation in studies that are typically done in onsite greenhouses.

Sometimes it is necessary to place a mine site or development project under care and maintenance, whereby we temporarily close the site when there is the potential to recommence operations at a later date. This may occur when a mine or development project is considered temporarily unviable (e.g. current economic conditions or resource prices) or expected permits have not been issued. During care and maintenance, such as at Eldorado’s Vila Nova mine production and construction activities are stopped but the site is managed so that it remains in a safe and stable condition. Environmental management of risks such as mine tailings, hazardous materials storage and water continue to be managed, while idle plants and machinery are maintained. Care and maintenance does not reduce our environmental or safety requirements. Skouries is moving towards care and maintenance due to the Greek government delays in the issuing required permits. It is expected that Skouries will be in full care and maintenance by mid-2018.

Once a mine site is permanently closed, we conduct further environmental monitoring and reclamation activities, as required by the mine’s EIA and mine licenses, so that the environment can successfully transition to a productive ecosystem.

All of Eldorado’s mine closure plans address:

●	Decommissioning – dismantling mine infrastructure such as facilities and buildings
●	Reclamation – rehabilitating and revegetating disturbed areas
●	Ongoing monitoring – long-term monitoring of environmental parameters
●	Closure costs – regularly reviewing and updating closure plan costs, and making financial provisions

Ethical Business

Throughout the lifecycle of our operations, we remain aware of the social, political and economic risks posed by bribery and corruption. These risks may result in social or financial harm to our business and our stakeholders, and it is our responsibility to operate transparently under the rule of law to mitigate these risks in all of our operating jurisdictions. Eldorado’s Code of Business Conduct & Ethics (the Code) and ABC policies are intended to directly address these risks and advance ethical business conduct across our operations. The Code of Business Conduct & Ethics and the ABC policies are discussed further on page 131.

Health and Safety

The return of our people to their home safely every day is paramount to us. We are committed to the highest health and safety standards, strictly adhere to the most stringent safety regulations and have systems in place to promote a culture of safety.

2017 Safety Performance

We work to maintain a good safety record by investing in environmental and health and safety training at our operations, and measure our results by tracking the numbers of lost-time incidents (LTIs) and the lost-time incident frequency rate (LTIFR) at each of our sites. In order to reduce or eliminate LTIs we continue to train our workers and stress the importance of safety at our operations as one of our core values. We hold contractors working for Eldorado to the same high standards as our employees and all of our safety reporting herein combines employees and contractors.

The table below shows our LTI performance for 2017 for our employees and contractors.

		Man hours worked (million)	LTI	LTIFR
Turkey	Kişladağ	2.34	4	1.7
	Efemçukuru	1.68	5	3.0
Canada	Lamaque*	0.24	0	0.0
Brazil	Vila Nova	0.08	0	0.0
	Tocantinzinho	0.24	0	0.0
Greece	Stratoni	0.96	2	2.1
	Olympias	2.01	2	1.0
	Skouries	0.89	1	1.1
	Perama Hill	0.02	0	0.0
Romania	Certej	0.62	1	1.6
Exploration	Exploration	0.61	1	1.6
Total		9.68	16	1.65

* In 2017, Eldorado completed the acquisition of Lamaque. The reported man-hours worked, LTIs and LTIFR reflects the assets safety performance since the date of acquisition.

We had an overall LTIFR of 1.65 this year, a 21% increase from 2016 when statistics are adjusted to remove man-hours and injuries attributable to Eldorado’s formerly owned Chinese assets. This is the first time the LTIFR has increased in five years. Sadly, we had a fatality involving a contractor during tree cutting operations at our Skouries project in Greece. Our internal investigation resulted in findings that we acted upon immediately, which included instituting additional administrative control measures and training to increase hazard awareness all aimed at reducing the likelihood of a similar accident occurring again.

In late 2017, we finalised a Global Health and Safety Directive to provide all subsidiaries and operations of Eldorado a common approach to achieving our vision of creating and sustaining a secure, injury free, healthy environment for all people who enter our workplaces.

Health and Safety Policy

In 2017, Eldorado updated its Health and Safety Policy. The health and safety of our employees and local stakeholders is a key priority of Eldorado. We are committed to providing our employees with both a safe working environment and the skills necessary to perform their tasks in a safe manner.

To achieve these goals, Eldorado commits to:

●	Promote safety as a core value within all levels of the organization.
●	Comply fully with all applicable health and safety laws and regulations while adopting international best practices.
●	Promote a culture where all employees and contractors take responsibility for safety, actively take part in training and recognize the importance of continuous improvement.
●	Provide adequate resources throughout project life cycles to ensure the risks associated with every task are understood and mitigated.
●	Offer wellness programs in order to provide basic medical treatment, including immunizations and medical checkups as an effort towards illness prevention.
●	Require all of our contractors, suppliers and partners to conform to our Health and Safety Policy in their business activities while on our sites.
●	Adhere to the Company’s Global Health and Safety Directive to ensure consistency with respect to the design and application of health and safety management systems.
●	Implement emergency response programs at each mine site to support our activities, employees, visitors and community members.
●	Make our Health and Safety Policy accessible to all employees, contractors, stakeholders, business partners and interested parties to Eldorado.

This Policy is translated into each of our local languages and posted on notice boards at all of our operations. A full copy of the Health and Safety Policy is available on our website: (https://www.eldoradogold.com/responsibility/health-and-safety/default.aspx).

Eldorado Gold also has a Sustainability Committee comprising selected members of the Board of Directors. Their task is to oversee and monitor the environmental, health, safety, community relations, security, human rights and other sustainability policies, practices, programs and performance of the Company.

Safety Management Systems

As part of our commitment to a safe workplace, we align our safety management systems with best practice frameworks. OHSAS 18001 is a leading framework for occupational health and safety management systems. Efemçukuru achieved OHSAS certification in July 2013 and was recertified in 2016. Kişladağ achieved certification in December 2015. The Kassandra Mines achieved certification in January 2011 and were recertified in 2014 and 2017. All of the sites mentioned have passed their annual OHSAS surveillance audits as required to maintain certification.

The Kassandra Mines also achieved certification in 2016 to the ISO 39001 road traffic safety management systems framework. The objective of ISO 39001 is to reduce death and serious injuries related to road traffic incidents that are within the mines’ influence.

For further information on our safety initiatives please visit the ‘Responsibility’ section of Eldorado Gold’s website (https://www.eldoradogold.com/responsibility/default.aspx).

Environmental

All of our projects and operations are expected to comply with local and international environmental standards. We implement best practices described in our EIAs and EISs and feasibility studies to maintain compliance.

Environmental Policy

In 2017, Eldorado Gold updated its Environmental Policy, which states that the Company is committed to minimizing our impact and protecting all aspects of the natural environment of the areas in which we work. The Environmental Policy also applies to all contractors working on or for any of our projects or mines. This is a core value of Eldorado Gold and applies to all elements of the mining cycle including exploration, development, operation and closure.

To address this standard of protection, Eldorado Gold and its subsidiaries will strive to:

●	Design, develop, operate and decommission facilities in an environmentally sound manner.
●	Conform to all applicable environmental laws and regulations, frameworks to which we subscribe and international best practices.
●	Identify, evaluate, manage and regularly review the potential environmental impacts of our projects from inception through to closure.
●	Provide environmental training, equipment and systems to our workforce to ensure the efficient use of resources and encourage suppliers to uphold our standards in their own business practices.
●

Consult with Communities of Interest, relevant government agencies and key stakeholders to take into account their considerations relating to our environmental governance, including water use and quality, energy efficiency, emission reductions and tailings management.

●	Protect water sources, reduce water use, recycle and reuse water wherever possible and ensure water is discharged according to regulatory requirements.
●	Promote the efficient use of energy and adopt energy efficient practices with the goal of reducing our absolute carbon footprint.
●	Establish, manage and regularly review reclamation and closure plans throughout the mine lifecycle and encourage early reclamation and budget allocation for related costs.
●

Locate, design, construct, operate, decommission and close tailings facilities in a manner such that structures are stable, and solids and water are managed within designated areas. Ensure all aspects of tailings management comply with local regulations and conform to sound engineering practice, Eldorado’s standards, the Mining Association of Canada’s (MAC) Towards Sustainable Mining (TSM) Guiding Principles, MAC’s Guide to the Management of Tailings Facilities and commitments to our Communities of Interest.

●	Conduct annual reviews of environmental management systems performance, including tailings facility management programs, to continually improve health, safety and environmental risks.
●	Take responsibility for adhering to this Environmental Policy and management systems and programs through the commitments and actions of our employees.

The Environmental Policy is translated into each of our local languages and posted on notice boards at all of our operations. A full copy of the Policy is available in English on Eldorado Gold’s website (https://www.eldoradogold.com/responsibility/our-environment/default.aspx).

Eldorado’s Sustainability Committee reviews environmental performance and works closely with Eldorado’s management team to monitor adherence to the Environmental Policy.

Eldorado Gold’s properties are routinely inspected by government and regulatory staff along with local community representatives to determine that the properties are in compliance with applicable laws and regulations as well as the Company’s Environmental Policy and standards. Eldorado Gold also has closure plans for all of its operations. These closure plans assist us to properly estimate the key activities and costs associated with implementing the required closure provisions.

Environmental Management Systems

ISO 14001 is an international standard for best practice in environmental management systems. Kişladağ was certified in 2012 and re-certified in 2015. Efemçukuru was certified in 2013 and recertified in 2016. The Kassandra Mines were certified in 2014, and in 2017 they successfully completed their annual surveillance audit per the requirements of this standard.

International Cyanide Management Code (Cyanide Code)

The Cyanide Code is an industry voluntary program for gold and silver mining companies. It focuses exclusively on the safe management of cyanide that is produced, transported, stored and used for the recovery of gold and silver, and on mill tailings and leach solutions. The Cyanide Code also considers the decommissioning of cyanide facilities. Companies that adopt the Cyanide Code must have their mining operations that use cyanide to recover gold and silver audited by an independent third party every three years to determine the status of Cyanide Code implementation. Those operations that meet the Cyanide Code requirements can be certified. A unique trademark symbol can then be utilized by the certified operation. Audit results are publicly available on the International Cyanide Management Institute’s website to inform stakeholders of the status of cyanide management practices at the certified operation.

The objective of the Cyanide Code is to improve the management of cyanide used in gold and silver mining, and to assist in the protection of human health and the reduction of environmental impacts. Eldorado became a signatory to the Cyanide Code in 2012 and we require all of our cyanide suppliers and transporters to join us in becoming signatories.

Kişladağ, currently the only Eldorado mine that uses cyanide to recover gold and silver, received Cyanide Code certification in 2013 and completed its recertification audit in January 2017. For further information on the Cyanide Code, please see https://www.cyanidecode.org

Human Rights

Eldorado Gold is committed to supporting the protection of international human rights through best practices in all of our business activities. While governments have the primary responsibility for protecting and upholding the human rights of their citizens, Eldorado Gold recognizes its responsibility to respect human rights at all of its subsidiaries. In addition, we recognize that we have an opportunity to promote human rights where we can make a positive contribution.

Human Rights Policy

In 2017, Eldorado Gold updated its Human Rights Policy. The Human Rights Policy is not intended to supersede local laws, but rather to support host governments in the protection of human rights and prevention of human rights abuses.

To achieve these goals, Eldorado commits to:

●	Uphold and respect human rights as defined in the International Bill of Human Rights and the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work.

●

Respect the rights of our workforce, local community members and other stakeholders who may be impacted by our business activities. We expect our business partners, including security providers, contractors and suppliers, to share this commitment to rights, including those in regard to working conditions, freedom of association, freedom of speech, collective bargaining, maximum working hours, minimum wages, equal opportunity and freedom from discrimination.

●	Support the elimination of all forms of child, forcibly indentured and compulsory labour.
●

Establish grievance mechanisms to identify, receive and respond to human rights concerns from any stakeholder in a neutral manner. Eldorado will take measures to ensure the grievance mechanism’s accessibility, effectiveness and continuous improvement.

●	Not discriminate against any individual on the basis of race, sex, religion, age, social status, sexual orientation or any other arbitrary characteristic unrelated to the individual’s job performance.
●	When it is necessary to engage with public or private security forces, uphold the Voluntary Principles on Security and Human Rights while adhering to local law and regulations.
●	Respect the rights of local and indigenous communities near our sites of operation and ensure that all relevant stakeholders are engaged and measures are taken to respect their rights.
●	Strive for continuous improvement in upholding and respecting human rights through ongoing dialogue with internal and external stakeholders.
●	Continually review and evaluate changing human rights conditions in the jurisdictions in which we operate.

Our Human Rights Policy is used to inform internal procedures, training and reporting structures, and is overseen by the Sustainability Committee of the Board.

The Human Rights Policy is translated into each of our local languages and posted on notice boards at all of our operations. A full copy of the Human Rights Policy is available in English on Eldorado Gold’s website (https://www.eldoradogold.com/responsibility/our-people/default.aspx).

Sustainability Reporting

Year in Review Report

As part of our continued move to enhance corporate responsibility disclosure and transparency, Eldorado Gold has published an annual sustainability report (Year in Review Report) since 2012. The Year in Review Report complies with the Global Reporting Initiative’s fourth-generation Sustainability Reporting Guidelines (GRI G4 Guidelines). The GRI G4 Guidelines are a generally accepted framework for reporting an organization’s economic, environmental and social performance. The GRI G4 Guidelines contain general and sector-specific content for reporting an organization’s sustainability performance.

Copies of our Year in Review Reports are available under the ‘Responsibility’ section of Eldorado Gold’s website (https://www.eldoradogold.com/responsibility/reporting/default.aspx).

Carbon Disclosure Project

The CDP (formerly Carbon Disclosure Project) is an independent not-for-profit organization aiming to create a lasting relationship between shareholders and corporations regarding the implications for shareholder value and commercial operations presented by climate change. Eldorado Gold submitted its first climate change report in 2012 and continues to report on an annual basis in response to CDP’s Climate Change and Water surveys. The data initially presented formed the baseline for future reports.

Conflict-Free Gold Reporting

The Conflict-Free Gold Standard (CFGS) was published by the World Gold Council in October 2012, following an extensive consultation process involving governments, civil society, external auditors and supply chain participants. The CFGS creates a framework for assurance that gold is not contributing to conflict, or contributing to human rights abuses, and helps to put into operation the Organisation for Economic Co-operation and

Development (OECD) Due Diligence Guidance for Responsible Supply Chains for Minerals from Conflict-Affected and High-Risk Areas. Since inception of the CFGS, Eldorado Gold has annually published a Conflict-Free Gold Report that summarizes how the Company conforms to the requirements.

The latest Conflict-Free Gold Report is available under the ‘Responsibility’ section of o Eldorado Gold’s website (https://www.eldoradogold.com/responsibility/default.aspx).

United Nations Global Compact

On July 29, 2016, Eldorado Gold was accepted into the United Nations Global Compact (UNGC). The UNGC is a United Nations initiative to encourage businesses worldwide to adopt sustainable and socially responsible policies, and to report on their implementation. Joining the UNGC demonstrates our support of the UNGC’s Ten Principles and Sustainable Development Goals. We report how the Company’s business operations are aligned to the Principles of the UN Global Compact in Eldorado Gold’s Year in Review Report.

Material Properties

Kişladağ

Material property under NI 43-101

Location	Usak Province, Turkey
Ownership	100% through Tuprag, an indirect wholly-owned subsidiary of Eldorado Gold
Type of mine	Open pit
Metal	Gold
In situ gold as of December 31, 2017*

Proven and probable mineral reserves: 118.6 M tonnes at 0.82 g/t Au for 3.13 M ounces.

Measured and indicated mineral resources: 460.4 M tonnes at 0.61 g/t Au for 9.01 M ounces.

Inferred mineral resources: 290.5 M tonnes at 0.45 g/t Au for 4.16 M ounces.

Average annual production**	268,000 ounces average over remaining life of mine (“LOM”)
Expected mine life**	9 years- starting 2021, based on processing of 13Mtpa
Workforce	1,052 (747 employees and 305 contractors)

*Mineral reserves are included in the total of mineral resources, resource cut-off is 0.3 g/t Au,

**Based on current proven and probable mineral reserves.

History

1997	Identified ore body and began in-depth exploration.
2003

Completed the feasibility study in March.

Kişladağ EIA submitted.

Received environmental positive certificate and mine operation permit.

Increased the mineral reserves and resources in March and September.

2004	Received approvals for construction and the zoning plan in April. Updated the feasibility study in May. Received the construction permit in September and began site activities.
2005	Began construction.
2006	Poured the first doré in May. Began commercial production in July.
2007	Completed Phase II (increase to 10Mtpa) plant construction. Commercial production interrupted in August.
2008	Resumed commercial production in March.
2009	Completed expansion of Phase II leach pad and installed large carbon columns in ADR plant.
2011

Received approval of supplementary EIA for the expansion of mining to 12.5Mtpa and completed Phase III expansion.

Announced the intention to expand the process circuit to handle 25Mtpa of crushed ore plus an additional capacity averaging about 8Mtpa ROM ore.

2013

Applied for a supplemental EIA to increase yearly ore extraction to 35Mtpa of ore. Announced the deferral of the plans to upgrade the treatment capacity from 12.5Mtpa to 25Mtpa crushed and 8Mtpa ROM ore.

Audited and confirmed as compliant with the Cyanide Code.

2014

Received approval of supplementary EIA for the expansion of the operation to 35Mtpa.

Announced revised expansion of the operation to 20Mtpa.

Announced the deferral of the expansion project due to corporate cash flow considerations; expansion was expected at the time within the next three years.

2015

Completed redesign of south rock dump to extend operating life.

Replaced main overland conveyor, increasing workable leach pad area and placement rate for stacking ore.

Constructed surface water storage dam in conjunction with state water authorities.

2016	Completed crushing optimization project for Phase III circuit. Completed Phase V leach pad expansion. Installed two additional carbon in column lines to the ADR.
2017

Reconfigured pit design and decided to indefinitely defer expansion.

Completed the 154 kV power transmission line, substation and site distribution.

Completed the Phase VI East leach pad expansion.

During the year, Eldorado recognized chemistry issues in the leach pad, and then reported lower projected metallurgical recoveries for deeper sections of the deposit. The Company reduced the estimated recoverable leach pad inventory by approximately 40,000 ounces of gold. Eldorado also initiated a pre-feasibility study into processing methods with higher gold extraction.

Licenses, permits, royalties and taxes

We have the required licenses and permits to support our current mining operations.

Surface rights

Operating license, IR 7302, covers 15,717 ha and expires May 10, 2032. The area is at approximate Latitude 29° 9’ N and Longitude 38° 29’ E.

The license can be extended if production is still ongoing at the end of the license period.

Under Turkish law, we have the right to explore and develop mineral resources in the license area as long as we continue to pay fees and taxes.

Tuprag has acquired the necessary surface rights to operate the mine at the 12.5Mtpa production rate or an expanded rate if required.

Permits

The Kişladağ EIA was submitted to the Ministry of Environment and Urbanization in January 2003, and the environmental positive certificate was issued in June of that year. A supplementary Kişladağ EIA to increase mine ore production to 12.5Mtpa was subsequently approved in June 2011.

The Kişladağ EIA identified several socio-economic effects of mine development, and identified measures that can be used to avoid or minimize potential environmental impacts.

An additional addendum to the Kişladağ EIA was prepared and submitted in 2013 and approved in June 2014. This Kişladağ EIA covers the Phase IV expansion allowing maximum total mine ore production of 35Mtpa.

Applications have been made to expand the permitted operation area to accommodate the 2014 EIA boundary and the results are pending.

Please see the Pre-Feasibility Study, dated March 2018 for more information on permitting. (See “Business – Description of mineral properties - Material properties – Kişladağ – Technical report”).
Royalties and Taxes

Based on current Turkish legislation, an annual royalty is paid to the Government of Turkey, calculated on the basis of a sliding scale according to the average LME gold price during the calendar year, less some costs associated with ore haulage, mineral processing and administration. At the current budgeted gold price of $1,250, a 6% royalty is in effect. However, because the ore is processed at site, the royalty rate is halved, and after deductions, the effective rate is approximately 2.9% of the gold sales revenues.

The corporate income tax rate applicable to profits of Kişladağ in 2017 was 20% and it increased to 22% in 2018 for tax periods 2018, 2019 and 2020.

Technical report

The scientific and technical information regarding Kişladağ in this AIF is primarily derived from or based upon the scientific and technical information contained in the pre-feasibility study titled “Technical Report, Kişladağ Milling Project, Turkey” with an effective date of March 16, 2018 prepared by Stephen Juras, Ph.D., P.Geo., Paul Skayman, FAusIMM and David Sutherland, P.Eng., all three employees of Eldorado Gold, and by John Nilsson, P.Eng, an independent consultant, all of whom are “Qualified Persons” under NI 43-101.

The Kişladağ Milling Project Report is available under Eldorado Gold’s name on SEDAR and EDGAR.

A prefeasibility study design of a milling circuit was completed by Ausenco based on a scoping study executed internally by Eldorado in 2017. The Ausenco capital cost was incorporated with Eldorado’s operating costs including the existing operations and calculations for the proposed milling expansion into Eldorado’s cost models.

Unit operations for the milling design include fine ore storage, milling, leaching, CIP, ADR, gold recovery (using the existing KCTP electrowinning and gold room), CN tailings detoxification, and tailings filtration. The tails would be conveyed on the existing overland system to a new dry stacked facility north of the current heap leach facility.

Unit costs for mining are expected to increase as the pit deepens and the hauling distance to the rock dump lengthens to reach higher elevations.

With a milling circuit in place, the unit costs will be higher due to the amount of grinding and extra processing that is required, the new unit cost is estimated at $9.33 per ore tonne. That being said, the recoveries for the same ore types are higher averaging 80% recovery. More gold will be recovered from the same material, albeit at higher cash operating costs. If we do install a mill, we expect the unit cost for crusher processing and annual cost for mine support to mostly remain constant for the rest of the mine life, except in response to changes in costs that affect the entire gold mining industry, such as the cost of fuel and reagents, the cost of labour, currency exchange rates and inflation. The grade will also rise and fall compared to the mineral reserve grade based on where we are within the mining cycle. Consequently, ounces produced in a given time period will vary based on head grade and cash operating costs per ounce and will generally vary inversely with the number of ounces produced.

Economics for the Technical report are provided in the following table:

Key Parameters	2018 Technical Report
Milling Capacity	13.0 Million tonnes per annum
LOM Average Total Cash Costs (C2)	$690 /oz (includes silver credit)
LOM Average AISC (C3)	$778 /oz (includes silver credit)
LOM Average Recovery Rate	80.10%
Average Grade	0.81 g/t Au

Average LOM Strip Ratio	1.3
LOM Average Annual Gold Production	268,765 oz/year, 2.419M oz total LOM
Mine Life	9 Years
Estimated Capital Expenditure (millions)
Initial Capital	$489.8 M ($378.0 M Mill & TMF, $111.8 M Preproduction Mining)
Sustaining Capital	$213.3 M (includes 103.0M capitalized waste)
Closure Costs	$42.0M (Offset by $42.0M salvage value)
Gold Price Assumption for Financial Analysis	$1,300 /oz Au
NAV-5% (after tax, millions)	$434.2 M
IRR (after tax)	22.10%
Payback Period (after tax)	3.73 years

Costs and revenue

	2017	2018 – Forecast[1]
Production	171,358	120,000 – 130,000
Cash Operating Cost per ounce	$500	$600 - $700
Sustaining Capital[2]	$27.9 M	$22M

1 We made certain assumptions when these forecasts were developed and actual results and events may be significantly different from what we currently expect due to the risks associated with our business. Please see “Cautionary statement regarding forward-looking statements” and “Risk factors in our business” for a comprehensive listing of risk factors.

2 See “About our business—How we measure our costs” for information on how sustaining capital is calculated.

Cash operating cost consists of mining, process and site general and administrative (G&A) costs. The following table outlines these costs for 2017.

2017 Actual costs (per tonne treated)
Mining	$2.81
Process	$4.87
G&A	$1.52
Other*	-$2.63
Total	$6.57

* Other includes items that are not included directly in any of the other lines but are included in the cash operating costs. This includes items such as transport and refining, inventory change and any other metal credits

Unit operating costs are expected to change significantly, assuming we proceed with a milling option. Unit mining and G&A are expected to be similar but per tonne processing costs would increase significantly to $9.33 per tonne given the different treatment methods that will be employed. This increase in costs is offset by the resulting increase in recovery to approximately 80% expected from a milling circuit. Mining costs will increase marginally as the pit deepens.

Sustaining capital costs for 2018 is estimated at $22M, which is lower than 2017 spending of $27.9M. Sustaining capital includes equipment overhauls and some interlift liner on the existing leach pad. Capital spending of $ 35 M will be used for stripping capitalized waste, completion of the feasibility study and some site construction including early works and basic engineering for the milling project.

About the property

Kişladağ is located in a rural area in west-central Turkey, between the cities of Izmir (180km to the west on the Aegean coast) and Ankara (the capital city, 350km to the northeast). The site is 35km southwest of the city of Usak

(population approximately 196,000) near the village of Gumuskol. Kişladağ sits approximately 1,000m above sea level in gently rolling hills.

A 5.3km access road connects the site to the highway between Ulubey and Esme. Employees are primarily from the region. Supplies, services and employees access the site primarily from the city of Usak. The site is serviced by a water well field consisting of five water wells with a 13km water pipeline, and a 27.4 km 154 kV transmission line. Contact water from the site is treated to a discharge quality standard and used for various site purposes including processing. We also have the ability to discharge this treated water if the site water balance requires this.

Climate

The area has a temperate climate. The average annual rainfall of 493mm occurs mostly during the winter months. The operating season covers a full twelve months.

Geological setting

Kişladağ is a porphyry gold deposit that formed beneath a coeval Miocene volcanic complex. At least four latite intrusive phases are recognised in the deposit, all of which are extensively altered. Alteration consists of a potassic core with potassium-feldspar, biotite, quartz and locally magnetite, outwardly overprinted by illite, kaolinite, quartz, and tourmaline. Remnants of a quartz-alunite lithocap are found near surface. The mineralized intrusions at Kişladağ are enclosed within volcanic and volcanoclastic strata that overlie basement schist and gneiss of the Menderes Massif Core Complex. These strata dip outward from the deposit core, and display rapid facies changes from massive lavas and coarse poorly stratified units proximal to the porphyry centre, to finer well-stratified volcanoclastic strata that inter-finger with lacustrine sedimentary rocks in surrounding sedimentary basins.

Exploration and development

Tuprag discovered the Kişladağ deposit in the late 1980’s during a regional grassroots exploration program focusing on Late Cretaceous to Tertiary volcanic centres in western Turkey. It selected the prospect area on the basis of Landsat-5 images that had been processed to enhance areas of clay and iron alteration, followed by regional stream sediment and soil sampling programs. Preliminary soil sampling programs identified a broad 50 ppb gold anomaly within a poorly exposed area now known to directly overlie the porphyry deposit. Early exploration of the deposit area included excavation of trenches to better characterize the soil anomaly, and ground geophysical surveys including IP-resistivity, magnetic and radiometric surveys.

Recent exploration work was limited to a regional airborne geophysical survey that included the Kişladağ property as part of the survey grid. No new targets were identified within the license area.

Subsequent to commercial start up in 2006, Kişladağ successfully increased its mineral reserves through various exploration campaigns. This contributed to the decisions to increase the crushing capacity from an initial 5Mtpa to 10Mtpa and subsequently to 12.5Mtpa. In 2011, the Phase IV expansion to the crushing circuit of 25Mtpa with additional run of mine leaching capacity of 8Mtpa was announced. In 2013, we announced the deferral of the Phase IV expansion as described above. We have subsequently upgraded the truck and shovel fleet to take advantage of the operating cost difference between diesel and electric power costs. In June 2014 we received EIA approval for the expansion of the open pit mine production to a maximum of 35Mtpa. In July 2014 we announced a revised Phase IV expansion that was expected to improve the crushing circuit to 20Mtpa. This work was deferred at the end of 2014 due to corporate cash flow considerations.

During 2016, we optimized the Phase III crushing circuit expansion. This was originally designed as a partially open circuit system where some material was crushed and placed on the leach pad without further screening. Crush size was determined to be important so the circuit was modified such that everything was screened prior to placement on the leach pad.

In January 2017, Eldorado Gold announced the indefinite deferral of the Kişladağ expansion from 12.5 Mtpa to 20 Mtpa. In June 2017, we reported potential issues with the chemistry in the leach pad, which was contributing to slower recoveries from placed ore. These slower recoveries were initially thought to be due to the height of placed material. With a total pad height of approximately 80 m, the solution that provides information on the pad performance can take up to 3 months to report to the collection drains at the base of the pad. However, it was determined that there was insufficient cyanide being added to the irrigation solution and this was causing a deficiency in the leach pad which was leading to temporarily low recoveries. Cyanide addition was increased in the middle of 2017 and leach solution grade had increased as expected by Q4 2017.

Later in 2017, we reported that we had seen lower recoveries from composite column tests that were completed on monthly composites of material that was placed on the pad during Q3 2017. The Company reduced the estimated recoverable leach pad inventory by approximately 40,000 ounces of gold as a result of these tests. Subsequent to this, we completed a large number of tests on the material that is to be placed on the pad over the next 12 months and this material exhibited lower than expected recoveries using heap leaching. Based on these lower recoveries and the continued good recoveries seen in the bottle rolls on identical material, we have now completed a pre-feasibility (PFS) on the option of installing a milling circuit at Kişladağ. Details of the results of the Pre-Feasibility Study are covered under ‘Operations’ section below.

Mineralization

Gold mineralization at Kişladağ occurs within zones of sulphide and quartz stockworks, and disseminated to fracture controlled sulphides. Pyrite is the dominant sulphide mineral, averaging around 3% to 5% in the primary mineralized zone, with trace amounts of molybdenum, zinc, lead and copper. The highest gold grades occur in multiphase quartz sulphide stockworks and zones of mottled to pervasive silicification.

Oxidation extends to a depth of 30 to 80m on the southern side of the deposit, and 20 to 50m on the northern side of the deposit. Limonite and goethite are the most abundant oxide minerals. There is no significant supergene enrichment within the oxidized zone.

Drilling

Drilling was undertaken at Kişladağ in numerous campaigns since 1997 and continues today. Approximately 155,000m of diamond drilling and 42,500m of reverse circulation drilling have been completed. Earlier programs focused on exploration drilling followed by resource delineation efforts (upgrading inferred mineral resources). Recent work, concluded in 2016, comprised infill work that targeted our indicated mineral resources and probable mineral reserves within the final design pit shape in order to convert them to measured mineral resources and proven mineral reserves, respectively.

Project geologists systematically collected geological and geotechnical data from the core (mostly HQ size), and photographed all core (wet) before sampling. Specific gravity measurements were obtained approximately every five metres. The entire length of each core was cut in half with a diamond saw. One half was submitted for assay and one half retained for reference on-site. Core recovery in the mineralized units was excellent, usually between 95% and 100%.

Sampling and analysis

Core samples are prepared at our preparation facility in Canakkale in northwestern Turkey by inserting a Standard Reference Material (SRM), a duplicate and a blank sample into the sample stream at every eighth sample.

All samples prior to 2015 were shipped to ALS in North Vancouver, Canada. Since the start of 2015, all samples have been shipped to the ACME laboratory in Ankara, Turkey. In both cases, the samples are assayed for gold by 30g fire assay with an atomic absorption finish, and for other elements using fusion digestion and ICP analysis.

A review of the entire drill-hole database since production started in 2006 has been done, and checked against the original assay certificates and survey data. Any discrepancies have been corrected and incorporated into our resource database. The mined portions of the resource model have been reconciled to production and agreement was excellent.

In our opinion, the Kişladağ deposit assay database is accurate and precise enough to estimate mineral resources.

Quality Assurance

Assay results are provided to Eldorado in electronic format and as paper certificates. Upon receipt of assay results, values for SRMs and field blanks are tabulated and compared to the established pass-fail criteria as follows:

●	Automatic batch failure if the SRM result is greater than the round-robin limit of three standard deviations.
●	Automatic batch failure if two consecutive SRM results are greater than two standard deviations on the same side of the mean.
●	Automatic batch failure if the field blank result is over 0.03 g/t Au.

If a batch fails, it is re-assayed until it passes. Override allowances are made for barren batches. Batch pass/failure data are tabulated on an ongoing basis, and charts of individual reference material values with respect to round-robin tolerance limits are maintained.

Data Verification

The drillhole database created from drill campaigns from 2010 to 2016 was reviewed in detail. Cross-checks were made between the original assay certificates and downhole survey data and the digital database. Also, the descriptive information (lithology and alteration) was reviewed through relogging and pit mapping, and mineral identification by PIMA™ (a field portable, infrared spectrometer) analyses. Any discrepancies found were corrected and incorporated into the current resource database.

Another form of verification is the reconciliation to production of mined portions of the resource model. Results to date have shown excellent agreement between the actual mined production and the predicted production from the long term resource model. This is discussed in Section 24.

Eldorado therefore concludes that the data supporting the Kışladağ resource work are sufficiently free of error to be adequate for estimation.

Operations

Kişladağ is a large tonnage, low grade operation. Up until recently, the ore was amenable to heap leach and, while recoveries are lower than they would be if conventional CIL was used, that was the most economic method for treatment of the ore. More recently, we have experienced lower heap leach recoveries and have completed a pre-feasibility study on the option of milling the ore or improving breakage with high pressure grinding rolls (HPGR).

Ore is extracted via open pit mining methods using standard drill and blast, truck and shovel mining process. The current truck and shovel fleet is all owner operated and consists of 150 tonne and 240 tonne trucks along with suitably matched diesel and electric hydraulic face shovels, wheel loaders and drill rigs.

Mining, crushing and processing activities operate 24 hours a day, seven days a week. Currently, ore is processed in a standard heap leach facility as follows:

All ore is fed into a conventional three-stage crushing and screening plant for size reduction down to 80% passing 6.3mm. Although there have been periods as recently as 2016 where lower grade ore was blasted fine and hauled to the leach pad as run of mine, the plan for 2017 and onwards is to crush all ore.

Crushed ore is stacked on the leach pad through transport via overland conveying and stacking with a radial stacker in 10m high lifts.

The heap leach pad has a two-part liner system consisting of a layer of compacted low permeability clay soil or geosynthetic clay liner, and a 2mm thick polyethylene membrane liner textured on both sides for stability toe areas, and for regular areas non-textured or in some cases single sided textured linear low density polyethylene synthetic liner. HDPE liner is also used where the membrane will be subjected to sunlight for an extended period. The current permitted stack height is 120m, increased from 60m as a result of the 2014 EIA addendum.

Ore is leached with diluted cyanide solution applied by drip emitters with gold recovery in a conventional carbon adsorption facility ADR plant using a standard Zadra process including pressure stripping, electrowinning and smelting.

The final product is a gold doré bar, which sees further processing to 99.95% purity in domestic refineries.

Existing infrastructure associated with the existing heap leach project will be adequate for the new milling project. This includes power, water, buildings including offices, reagent storage and warehousing. Similarly, logistics associated with the existing heap leach will be suitable for the new milling project. Volumes of key reagents are similar or less for the milling option and the doré generated will be similar to previous.

Geopolitical Climate in Turkey

For more information on Geopolitical Climate in Turkey, see page 81 of our “Risk factors in our business”.

Litigation

On June 12, 2015 certain third parties filed litigation against the Second Supplemental EIA issued by the Ministry of Environment and Urban Planning that would allow expansion of production from 12.5 Mt of ore per annum to 35 Mt of ore per annum. The case is being heard by the Manisa Second Administrative Court. Tuprag was accepted as a co-defendant in the case alongside the defendant Ministry of Environment and Urban Planning. The court appointed a panel of five experts to evaluate the EIA and the experts have submitted to the court their report which concludes that the EIA is accurate and appropriate.

On November 3, 2016, the court unanimously ruled in favor of the EIA and rejected the petition of the plaintiffs to cancel the EIA. On January 30, 2017 the Council of State received a petition of appeal from the Plaintiffs for an immediate injunction of the decision of the Manisa Second Administrative Court and a cancellation of the decision. The Council of State rejected the injunction request on February 27, 2017 and on June 13, 2017 confirmed the decision of the 1st Manisa Administrative Court in favor of the EIA, with no right of appeal by the plaintiffs.

In addition to the litigation brought against Tuprag described in this section entitled “Litigation”.

Tuprag is, from time to time, subject to and involved in various complaints, claims, investigations, proceedings and legal proceedings arising in the ordinary course of business, including pertaining to licenses, permits, supplies, services, employment and tax. Eldorado Gold and Tuprag cannot reasonably predict the likelihood or outcome of these actions.

For further description of all of our risks, see section titled “Risk factors in our business” on page 91.

Efemçukuru

Material property under NI 43-101

Location	Izmir Province, Turkey
Ownership	100% through Tuprag, an indirect wholly-owned subsidiary of Eldorado Gold
Type of mine	Underground
Metal	Gold
In situ gold as of December 31, 2017*

Proven and probable mineral reserves: 4.1 M tonnes at 6.73 g/t Au for 0.88 M ounces.

Measured and indicated mineral resources: 5.3 M tonnes at 7.57 g/t Au for 1.29 M ounces.

Inferred mineral resources: 3.58 M tonnes at 6.20 g/t Au for 0.71 M ounces.

Average annual production**	95,000 ounces
Expected mine life**	10 years, based on 2017 proven and probable mineral reserves
Workforce	821 (465 employees and 356 contractors)

* Mineral reserves are included in the total of mineral resources.

** Based on current proven and probable mineral reserves.

History

1992	Discovered the deposit while carrying out reconnaissance work in western Turkey.
1997	Completed drilling program of the north, middle and south ore shoots, delineating the resource and hydrogeologically testing the vein structure and the hanging wall and footwall rocks.
2004	Completed EIA study.
2005	Received positive EIA certificate.
2007	Released a positive feasibility study in August based on underground mining, milling the ore on-site and treating the gold concentrate at Kişladağ prepared by Wardrop Engineering Inc. (Wardrop).
2008	Wardrop completed positive feasibility study update in August. Construction of the mine commenced.
2009	Construction continued throughout 2009.
2011

In June the mining and processing operations started. In December commercial production started and treatment of the Efemçukuru concentrate commenced at the Kişladağ concentrate treatment plant (KCTP).

2012	In September 2012, the KCTP was taken out of operation pending modifications to the circuit. Commercial sales of concentrate to third parties began in November 2012.
2013	Completed addendum to EIA, increasing production capacity to a maximum of 600,000 metric tonnes per year. The Kişladağ concentrate treatment plant is decommissioned.
2014	Mine throughput increased to 435 ktpa. North ore shoot (“NOS”) capital development and associated infrastructure completed.
2015	Commenced mining ore from the NOS.
2016	Process throughput increased to 472 ktpa. Kestane Beleni exploration drift completed for potential resource conversion.
2017	Suspended gravity gold circuit to allow coarse gold to report directly to concentrate.

Licenses, permits, royalties and taxes

We have the required licenses and permits to support our current mining operations.

Surface rights

Operating license, IR 5419, covers 2,262 ha and is centred around approximate latitude 26º59’ N and 38º18’ E.
The license can be extended if production is ongoing at the end of the license period. IR 5419 expires on August 19, 2033.

Under Turkish law, we have the right to explore and develop mineral resources in the license area as long as we continue to pay fees and taxes. The necessary surface rights have been obtained to operate the mine.

Permits

The EIA was submitted to the Ministry of Environment and Urbanization in 2005, and the environmental positive certificate was issued in September of that year.

Subsequent to completion of the EIA, a revision was approved in December 2012, allowing for a larger disturbance footprint and an increased mining production rate of 600,000 tonnes per annum. In 2013, certain third parties opened a case against the Expansion EIA and on April 16, 2015, the 1st Administrative Court of Izmir canceled the positive opinion of the Expansion EIA based on an expert report. The decision was appealed and on February 25, 2016, the 14th Department of the Council of State overturned the decision of the 1st Administrative Court of Izmir and sent the file back to be reviewed by a new expert committee. On October 25th, 2017, the 1st Administrative Court of Izmir dismissed the case against the Expansion EIA positive opinion based on a new expert report. The Plaintiffs have appealed this decision to the 14th Department of the Council of State, where it is currently under review.

Royalties and Taxes

Based on current Turkish legislation, an annual royalty is paid to the Government of Turkey, calculated on the basis of a maximum of 4% of the sale price of the gold produced during the year, less some costs associated with the cost of ore haulage, mineral processing and administration, with such percentage being subject to a sliding scale adjustment based on gold prices. At current budgeted gold $1,250, a 6% royalty is in effect. However, because the ore is processed at site, the royalty rate is halved, and after deductions, the effective rate is approximately 2.7% of the gold sales revenues.

The corporate income tax rate applicable to profits of Efemçukuru in 2017 was 20% and it increased to 22% in 2018 for tax periods 2018, 2019 and 2020.

Costs and revenue

	2017	2018 – Forecast[1]
Production	96,080 oz	90,000-100,000 oz
Cash Operating Cost per ounce	$524	$530-570
Sustaining Capital[2]	$29.0M	$20.0M

1 We made certain assumptions when these forecasts were developed and actual results and events may be significantly different from what we currently expect due to the risks associated with our business. Please see “Cautionary statement regarding forward-looking statements” and “Risk factors” for a comprehensive listing of risk factors in our business.

2 See “About our business—How we measure our costs” for information on how sustaining capital is calculated.

Cash operating cost consists of mining, process and site G&A costs. The following table outlines these costs for 2017.

2017 Actual costs (per tonne treated)
Mining	$37.52
Process	$29.72
G&A	$26.80
Other*	$6.63
Total	$100.67

* Other includes items that are not included directly in any of the other lines but are included in cash operating costs. This includes items such as transport and refining, inventory change and any other metal credits.

Operating costs are expected to be similar in 2018 to those in 2017.

Sustaining capital costs for 2018 are estimated at $20M, which is in line with 2017 spending of $29M. Capital spending for 2018 is expected to consist mainly of capitalized underground development, underground infrastructure upgrades, waste rock dump construction, and work on the tailings disposal site.

About the property

Efemçukuru is in Izmir Province near the coast of western Turkey, about 30km by paved road from the city centre of Izmir, the provincial capital. The site is centered approximately 1.5 km northeast of the village of Efemçukuru (population approximately 640). It sits approximately 580m to 720m above sea level in hilly terrain. Vegetation is a mixture of mature and newly planted second growth pine trees with sparse undergrowth covering the hillsides.

Economic activity in the area is a mixture of subsistence farming and grazing. We mainly access supplies and services from the city of Izmir. Several paved roads connect the project with other local population centres.

Employees are primarily drawn from the local region.

Power is provided by a dedicated transmission line from the Urla substation approximately 23km away. Mine infrastructure includes administration buildings, a concentrator, a filtration plant, tailings and waste rock impound areas.

Initial plans called for concentrate to be treated at Kişladağ through a dedicated treatment plant. The treatment plant was subsequently decommissioned and all concentrate is now being sold to third parties.

Climate

The area has hot and humid summers and cool and rainy winters with limited snowfall. Temperatures range between 30ºC in summer and -15ºC in winter with an annual average temperature of approximately 17ºC. Average annual precipitation is 720mm. The operating season lasts a full 12 months.

Geological setting

Efemçukuru is an intermediate sulfidation epithermal gold deposit hosted within Upper Cretaceous phyllite and schist at the western end of the Izmir-Ankara Suture Zone in SW Turkey. The host rocks are locally silicified to hornfels and are cut by moderately east to northeast-dipping faults that are exploited by rhyolite dykes and epithermal veins.

Exploration and development

Exploration by Tuprag began in 1992, when Company geologists recognized the exploration potential of the area while conducting reconnaissance work in western Turkey. Between 1992 and 1996, Tuprag conducted ground magnetic surveys, rock chip and soil sampling and geological mapping. The soil geochemistry surveys identified several zones with multi-element anomalies, which are particularly strong over the Kestane Beleni vein and the central part of the Kokarpinar vein. A 6,000 m diamond drilling program focusing primarily on the Kestane Beleni vein identified high-grade gold mineralization in three separate zones: the south ore shoot (SOS), the middle ore shoot (MOS) and the north ore shoot (NOS).

Infill drilling in 1997 and 1998 provided an initial resource estimate for the SOS and MOS, and a prefeasibility study was completed in 1999. Additional drilling programs from 2006 to 2010 with step-outs to deeper levels and along strike significantly increased the mineral resource estimate and provided a base for calculating a mineral resource estimate for the NOS. Drilling in 2011 and 2012 focused on a new zone along strike from the NOS, referred to as Kestane Beleni Northwest (KBNW), on down-dip extensions to the SOS and on the Kokarpinar vein, a parallel vein system located approximately 400m east of the Kestane Beleni vein. Exploration drilling programs in 2013 through 2016 tested the Kokarpinar vein over a 3km strike length, and identified resources in several discrete shoots.

In 2014 and 2015, soil sampling was extended to cover the area west of the Kestane Beleni vein. New vein targets hosted in phyllite were identified in the Karabag and Dedebag areas as a result of this work. The veins are particularly anomalous in silver.

Exploration drilling in 2017 focused on extensions of mineralization on the Kokarpinar vein and totaled 4,357 metres.

Mineralization

Two major veins host mineralization, Kestane Beleni and Kokarpinar, with the former containing the current reserves and majority of the current resources. Vein mineralogy is variable but primarily consists of quartz, rhodonite (commonly replaced by rhodochrosite), adularia and sulfide assemblages of pyrite, galena, chalcopyrite and sphalerite. Crustiform-colloform textures characterize the veins in addition to multi-stage breccias that were likely the result of shallow-level boiling. Most of the gold is very fine (3 to 30 microns), occurring as free grains in quartz and carbonate, and as inclusions in sulphide minerals. Lower grade mineralized stockworks occur peripheral to the ore shoots, and are most strongly developed in hangingwall rocks. Both veins strike northwesterly (320°-340°), dip 60° to 70°, and can be traced on surface for over a kilometre. The veins commonly have faults with post-mineral movement along either hangingwall or footwall contacts, or within the veins themselves. The Kestane Beleni vein’s three ore shoots (south, middle and north) differ slightly in strike and dip orientation, but the vein and the fault zone is continuous between them.

Drilling

Drilling campaigns were conducted between 1992 and 1997, and from 2006 to 2017. To date, exploration and resource definition drilling includes 584 core holes totaling 133,391m, and 234 reverse-circulation holes totaling 31,500m. All diamond drilling was done with wire line core rigs of mostly HQ size (63.5mm). Drillers placed the core into wooden core boxes. Each box holds approximately 4m of core.

Sampling and analysis

Geological and geotechnical data was collected from the core, and the core was photographed (wet) before sampling. Core recovery in the mineralized units was very good. The core library is kept in storage facilities near the site.

A five foot or ten foot single tube core barrel is used to collect samples. Sample intervals from 0.1m to 1.6m were selected by the geologist and marked in the core boxes. Individual samples were then cut using a diamond rock saw. After initial crushing, each sample was split to approximately 1kg, and then pulverized and split again into two 200 g pulps. One of these was shipped to the analytical laboratory and the other, with the approximately 1kg of reject material, was put into storage.

The core samples were prepared at our preparation facility in Canakkale in northwestern Turkey by inserting a SRM, a duplicate and a blank sample into the sample stream at every eighth sample. Pulp samples were shipped to ALS Chemex Analytical Laboratory. These were assayed for gold by 30 g fire assay with an atomic absorption finish (with a gravimetric finish re-assay for samples returning initial values greater than 10 g/t), and for other elements using fusion digestion and ICP analysis.

The database used to estimate the annual mineral resources is regularly checked against the original source data. Survey and assay data are checked for discrepancies and corrected before entering them into the resource database. Newer data entered directly into the database is periodically compared to original electronic certificates (assays), downhole measurements and collar survey data. In our opinion, the Efemçukuru deposit assay database is accurate and precise enough to estimate mineral resources.

Technical report

The scientific and technical information regarding Efemçukuru in this AIF is primarily derived from or based upon the scientific and technical information contained in the technical report titled “Technical Report on the Efemçukuru Project” dated September 17, 2007 with an effective date of August 1, 2007 prepared by Stephen Juras, Ph.D., P.Geo. and Rick Alexander, P.Eng, both of whom are employees of Eldorado Gold and “Qualified Persons” under NI 43-101. The report is available under Eldorado Gold’s name on SEDAR and EDGAR.

Operations

Efemçukuru is a high grade underground deposit with the gold occurring as free gold closely associated with sulphides. The ore is mined using conventional mechanized cut and fill along with some opportunity for longhole mining methods.

The ore is processed through a milling circuit followed by flotation to produce a flotation concentrate. A gravity circuit was used until late 2017 to remove coarse product from the concentrate. However, only around 1% of the gold reported to gravity and it was decided that operating the gravity circuit for this small amount was not economic or viable. As part of our operating agreement between 2011 and 2012, we were transporting the flotation concentrate to the Kişladağ Concentrate Treatment Plant (KCTP), where it was treated in a dedicated cyanide leach plant. The gravity concentrate was refined to doré on-site. In late 2012 and 2013, the flotation concentrate was sold under contract to the spot market while the KCTP was under review to improve gold recoveries. A decision was taken late in 2013 to decommission the KCTP and continue to sell the concentrate under contract to third parties.

The flotation tailings are filtered and either placed back underground as paste fill or placed in a lined dry stack tailings facility.

During 2017, Efemçukuru mined 480,664 tonnes of ore at 7.04 g/t gold and treated 481,649 tonnes of ore and recovered 103,040 ounces of gold in concentrate and gravity doré.

In 2017, 92,575 payable ounces of gold from concentrate and the gravity doré combined were sold.

Geopolitical Climate in Turkey

For more information on Geopolitical Climate in Turkey, see page 81 of our “Risk factors in our business”.

Litigation

Environmental Impact Assessment and Environment Certificate Litigation:

On April 24, 2013, certain parties filed litigation against the Environmental Certificate for Efemçukuru issued in December 2012 by the Ministry of Environment and Urban Planning for the expansion of the mine from 250 Ktpa to 600 Ktpa. The case was heard by the 1st Administrative Court in Izmir. A request for an immediate injunction was rejected by the court and the appeal of this decision was rejected by the Izmir District Appeals Court. Tuprag was accepted as a co-defendant next to the Ministry of Environment and Urban Planning. The court formed an expert committee to review the 600 Ktpa Environmental Certificate. On April 16, 2015, the court made a negative decision in the case based on comments in the expert report.

The Ministry of Environment and Urban Planning together with Tuprag as co-defendant appealed the decision to the 14th Department of the Council of State in Ankara with a petition for an immediate injunction of the Izmir Administrative Court decision and a cancellation of the decision. In addition, Tuprag applied to and received on November 17, 2015 from the Ministry of Environment and Urban Planning a revised 600 Ktpa EIA taking into consideration comments in the decision of the 1st Administrative Court.

On February 25, 2016 the Council of State overturned the April 16, 2015 decision of the Izmir Administrative Court and sent the file back to the Izmir Court for reconsideration. The cancellation decision of the Council of State re-instated the first 600 Ktpa EIA and Efemçukuru continues to operate under these conditions. The Izmir

Administrative Court has accepted the decision of the Council of State and formed a new expert committee. The new expert committee gave an expert report which was positive to the Environmental Certificate for the expansion of the mine and the Izmir Administrative Court made a positive decision in the case affirming such Environmental Certificate. The plaintiffs appealed this decision to the Council of State, seeking an injunction, a hearing and cancellation of the Izmir Administrative Court decision. It is expected that the Council of State will rule on the case in 2018.

On December 15, 2015, certain third parties filed litigation against the revised 600 Ktpa EIA issued on November 17, 2015, seeking to cancel the EIA. The cases were heard at the 6th Administrative Court of Izmir and Tuprag was accepted as a co-defendant next to the Ministry of Environment and Urban Planning.

In May, 2016, the 6th Administrative Court of Izmir canceled the revised EIA on the basis of the February 25, 2016 decision of the Council of State to overturn the April 16, 2015 Izmir First Administrative Court decision. The court reasoned that two EIA’s cannot be in place at the same time and that the conditions for the revision no longer existed following the overturn of the Izmir’s First Administrative Court decision by the Council of State. This decision was appealed to the Council of State. The Council of State ruled in favour of the defendants cancelling the 6th Administrative Court Decision on the basis that the 6th Administrative Court could not make a decision on the essence of the case until the original EIA case (being heard at the Izmir 1st Department) was finalized, and referred the matter back to the 6th Administrative Court for reconsideration. On November 15, 2017, the 6th Administrative Court reversed its original decision, thereby upholding the Revised EIA. The plaintiffs have appealed this Administrative Court decision to the Council of State, seeking cancellation of the Administrative Court decision. It is expected that the Council of State will rule on the case in 2018.

We believe that we will successfully defend any outstanding litigation. If we do not succeed, our ability to operate Efemçukuru may be adversely affected, which may adversely affect our production and revenue.

In addition to the litigation brought against Tuprag described in this section titled “Litigation”, Tuprag is, from time to time, subject to and involved in various complaints, claims, investigations, proceedings and legal proceedings arising in the ordinary course of business, including pertaining to licenses, permits, supplies, services, employment and tax. Eldorado Gold and Tuprag cannot reasonably predict the likelihood or outcome of these actions.

For further description of all of our risks, see section titled “Risk factors in our business” on page 91.

Olympias

Material property under NI 43-101

Location	Halkidiki Peninsula, northern Greece
Ownership

Hellas Gold

95% shares issued to an indirectly owned subsidiary of Eldorado Gold

5% shares issued to Aktor Enterprises Limited (“Aktor”)

The co-ownership of Hellas Gold is governed by a shareholders’ agreement

Type of mine	Underground
Metal	Gold, silver, lead, zinc
In situ metals as of December 31, 2017*

Proven and probable mineral reserves: 14.7 M tonnes at 7.28 g/t Au, 116 g/t Ag, 3.9% Pb and 5.3% Zn. Total contained metal is 3.45 M ounces Au, 54.9 M ounces Ag, 570,000 tonnes Pb and 780,000 tonnes Zn.

Measured and indicated mineral resources: 14.4 M tonnes at 8.78 g/t Au, 138 g/t Ag, 4.6% Pb and 6.5% Zn. Total contained metal is 4.07 M ounces Au, 64.2 M ounces Ag, 670,000 tonnes Pb and 940,000 tonnes Zn.

Inferred mineral resources: 3.7M tonnes at 8.12 g/t Au, 112 g/t Ag, 3.4% Pb and 3.9% Zn. Total contained metal is 0.96 M ounces Au, 13.1 M ounces Ag, 125,000 tonnes Pb and 142,000 tonnes Zn.

Average annual production metals**

Underground mine production - Phase II; up to 430,000 tonnes per annum, 68,000 ounces Au, 950,000 ounces Ag, 13,000 tonnes Pb & 14,000 tonnes Zn underground mine expansion – Phase III; 880,000 tonnes per annum, 178,000 ounces Au, 2.7M ounces Ag, 33,000 tonnes Pb, 48,000 tonnes Zn

Expected mine life**	25 years, based on 2017 mineral reserve estimate, and dependent on timing of conversion from Phase II to Phase III
Workforce	945 (494 employees and 451 contractors)

* Mineral reserves are included in the total of mineral resources.

** Based on current proven and probable mineral reserves.

History

Historic times	Bulk of ores at Olympias above water table were extracted by 300 BC.
1933	Shaft sunk to 74m depth with some drifting.
1954	Owners commenced exploration; thin, discontinuous sulphide lenses encountered (and many ancient workings).
1965-66	Further drilling intersected 10m of lead-zinc mineralization 20m below the 1933 shaft.
1970	Ownership transferred to Hellenic Fertilizer Company; ramp was started and production commenced in West Orebody.
1974-84

Mine was developed to mine lead and zinc. Shaft was sunk to the -312m level; high grade mineralization of East orebody intersected; highly profitable mining using sub-level caving; eventual transition to less profitable drift-and-fill mining due to excessive dilution, ground subsidence and water problems.

1991	Hellenic Fertilizer Company went into receivership; mine continued production under subsidy from Greek government.
1995	Ownership transferred to TVX Gold Inc. (TVX); production suspended to allow for drilling to define mineral resources.
1998-99	TVX completed drilling campaign (760 holes, 91,319m) and issued mineral resource estimation; initial feasibility study completed.

2004

Aktor acquired mining concessions holding 317km2, including the Olympias and Skouries, deposits together with Stratoni (the Kassandra Mines) through its subsidiary Hellas Gold.

The Hellas Gold acquisition of the Kassandra Mines was ratified by parliament and passed into law in January 2004 (National Law no. 3220/2004).

European Goldfields acquired its initial ownership percentage interest in Hellas Gold from Aktor through its wholly owned subsidiary European Goldfields Mining (Netherlands) B.V.

2007	European Goldfields increased share ownership of Hellas Gold to 95% (with 5% held by Aktor).
2011	EIS approved by Greek government.
2012	Eldorado acquired the project via the acquisition of European Goldfields. Commenced tailings re-treatment and rehabilitation of the underground mine.
2015

Development of Phase II design to handle underground ore at a throughput of 400,000 tpa to produce lead/silver, zinc and gold concentrate.

Suspended operations at the Kassandra Mines for 6 weeks due to permitting issues with the government.

2016

Completion of Phase I tails reprocessing and retool plant to begin Phase II processing of new ore from underground. Continuation of new development in the underground.

Initial scoping study of Phase III commenced in 2016.

2017

Phase II processing plant commissioned and commenced treating fresh ore from the redeveloped Olympias underground mine.

Construction of the paste backfill plant suspended due to delay in receiving the electromechanical installation permit. Alternative backfill strategy implemented to facilitate safe, efficient underground mining.

Construction of paste backfill plant resumed in Q4 following receipt of the delayed permits.

Declared commercial production at the end of Q4 2017.

Licenses, permits, royalties and taxes

Surface rights	Two mining concessions (F13, F14) covering 49.7km2, granted until March 6, 2026; can be extended twice for durations of 25 years each.
Permits

The MOE formally approved the EIS submitted by Hellas Gold for the three mine sites of Hellas Gold (referred to as the Kassandra Mines) and involves an area of 26,400 ha, in northeastern Halkidiki (Macedonia Region). This covered the continued operation of Stratoni and for the development of Olympias and Skouries, thus completing the official approval process for the EIS.

The EIS covering Olympias, Skouries and Stratoni mine was submitted by Hellas Gold in August 2010 and was approved in July 2011. This EIS covers all environmental matters pertaining to the project.

For production to commence, the MOE require the submission of a technical study. This was submitted and in early 2012, the technical study was approved by the MOE.

The installation permit for the Phase II process plant was issued on March 22, 2016. Installation work was completed in May 2017 at which time commissioning a trial production commenced. The Company received the operating permit for the Phase II plant in September 2017, allowing commencement of commercial production operations.

In September 2017, the Company also received an extension of the installation permit and an interim operating permit for the Kokkinolakas TMF as well as the delayed installation permit for the paste backfill plant.

Hellas Gold has provided a €50M Letter of Guarantee to the MOE of Greece as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra Mines project and the removal, cleaning and rehabilitation of the old disturbed areas from the historic mining activity in the wider area of the project.

Royalties and taxes

Based on current Greek legislation, royalties are applicable on active mining titles. The royalty is calculated on a sliding scale tied to metal prices. At $1,250 / oz Au, $17 / oz Ag, $2,400 / tonne Pb and $2,750 / tonne Zn, Hellas Gold would pay a royalty of approximately 1.5% on Au revenues, 1.5% on Ag revenues, 1.0% on Pb revenues and 1.0% on Zn revenues.

The corporate income tax rate for Greek companies is currently 29%.

Costs and revenue

For the period of tailings retreatment, production is defined as non-commercial.

	2017	2018 – Forecast[1]
Production	18,472 ounces[2]	50,000 - 60,000
Cash Operating Cost per ounce	N/A	550-650[3]
Sustaining Capital[4]	0	20

1 We made certain assumptions when these forecasts were developed and actual results and events may be significantly different from what we currently expect due to the risks associated with our business. Please see “Cautionary statement regarding forward-looking statements” and “Risk factors in our business” for a comprehensive listing of risk factors.

2 Payable gold recovered in concentrate (Pre-commercial)

3 Range due to variability of by-product credits; commercial ounces only.

4 See “About our business—How we measure our costs” for information on how sustaining capital is calculated.

Cash operating cost consists of mining, process and site G&A costs. The following table outlines these costs for 2017.

2017 Actual costs (per tonne treated)
Mining	$63.10
Process	$43.04
G&A	$33.18
Other*	-$24.35
Total	$114.97

* Other includes items that are not included directly in any of the other lines but are included in cash operating costs. This includes items such as transport and refining, inventory change and any other metal credits.

Operating costs are expected to be similar in 2018 to those in 2017.

About the property

Olympias is located in the Halkidiki peninsula, of the Central Macedonia Province in Northern Greece. Olympias is within a group of granted mining and exploration concessions covering 317km2, approximately 100km east of Thessaloniki. The area is centred on coordinates 474000E and 4488000N of the Hellenic Geodetic Reference System HGRS ‘80, Ellipsoid GRS80 (approximately Latitude 40° 36’ E and Longitude 23°50’ N). It is readily accessible by road; the road network in the area is among the best in Northern Greece and a major highway has been constructed extending east from Thessaloniki to 15km north of the property. Olympias lies 9km north-northwest of the Stratoni port and loading facility, on a paved road along the coast.

The area is wooded with oak, beech and pine being the principal species, while inland there are vineyards and farmlands. The main farming products are grapes, honey and olives.

Climate

The Halkidiki Peninsula climate is generally mild with limited rainfall. Over 300 days or around 3,000 hours of sunshine are recorded on average annually. Average temperatures fluctuate little during the year. The lowest temperatures occur during December to February ranging between 3.5°C to 19°C, while the highest temperatures occur during summer months and range between 23°C and 34°C. Temperatures below 0°C are limited to the mountainous areas. Operations can continue year round.

Geological setting

Olympias is a gold-rich polymetallic carbonate replacement deposit hosted in strongly deformed metamorphic rocks of the Paleozoic Kerdylia Formation of the Serbo-Macedonian Massif in northeastern Greece. The host rocks consist of biotite gneiss and schist interlayered with marble horizons, irregular pegmatite lenses and aplite. The marble horizons host the ore zones at the Olympias deposit.

Exploration and development

The Hellenic Fertilizer Company carried out extensive programs of surface and underground drilling in order to define orebody dimensions and to explore the area around them. Partial logs are available for this work but none of the original cores are preserved in labelled boxes, none of the holes were surveyed and no assays, certifiable or otherwise, have been found. It is believed that ore was identified solely by visual assessment of the core. Where available, the partial logs of this work have been entered into the database for the purposes of guiding exploration work and for use in the modelling of major geological units.

After 1996, TVX conducted an intense program of drilling as detailed in the “Drilling” section, below. By February 1999, TVX had completed a drill program comprising 760 holes totalling 91,300m. A mineral resource estimation was completed in June 1998 and used in a feasibility study completed by Aker Kvaerner, now Jacobs Engineering. No further exploration has been carried out. Key areas of the orebody have had the interpolation checked and the overall geostatistical parameters checked. In 2013, Eldorado conducted a drill core relogging campaign of existing core (664 holes totalling 88,000m) to improve our understanding and interpretation of the geology models. These updated models were used as the basis to create a new resource model for the deposit. This work also identified numerous exploration targets for future underground drilling programs in and around the currently known ore lenses.

Mineralization

The Olympias deposit comprises multiple massive sulphide lenses, which together extend in a north-northeast direction for over 1.5km. The deposit plunges 30° to 35° to the southwest, and individual lenses have an average thickness of 12m. Two main end-member ore types are recognised; a base metal-rich ore type and a high arsenic-silica, high gold ore type. The latter typically occurs in the core of the ore lenses and is dominated by grey arsenian pyrite and arsenopyrite and subordinate galena and sphalerite with quartz-rich gangue. Gold grades are typically >10 to 30 g/t in this ore type. The base metal-rich ore is characterized by variable pyrite, galena and sphalerite with lesser arsenian pyrite and arsenopyrite, and calcite-rich gangue. Gold grades are commonly in the range of 2 to 10 g/t. Both ore types locally contain specular bladed to dendritic arsenian pyrite and arsenopyrite with massive base metal sulphides.

Drilling

Only those holes drilled by TVX since 1996 were utilized for mineral resource estimation purposes, as there is no means of validating those drilled by earlier operators. TVX drilled some 760 holes totalling 91,319m.

The orebodies at Olympias were drilled on a nominal 25m to 45m spacing and the deposit is open down dip and along strike to the west. The drill orientation with respect to ore was variable since most of the holes were drilled in fans from mine infrastructure close to the orebody. Angles to the strike and dip of the orebody range from perpendicular, where drill widths represent true widths, to as low as 30° where drill widths can represent twice the true widths.

In 2015, a new program of in-fill and definition drilling was commenced to revalidate the historical mineral resource estimate and provide the necessary level of geological confidence for highly selective drift and fill mining. This drilling is carried out as closely as possible to perpendicular to the orebody and at a typical grid spacing of 30m x 30m for resource definition and 15m x 15m for detailed production planning. As of December 2017 approximately 510 new NQ diamond drill holes have been completed totalling 53,000 meters, allowing for a comprehensive re-estimation of mineral resources in the upper and central portions of the deposit.

Sampling and analysis

Geological logging of drill core includes collection of lithological, structural, alteration and mineralization information. After the logging each borehole is photo-documented in full length.

The typical sampling interval through the mineralization envelope has historically been kept at 1m, except when changes in mineralization occurred. The sampling intervals are adjusted so that different mineralization types or lithologies are sampled separately. In general, 5m to 10m of waste into the hanging wall and footwall is sampled using two metre sample intervals and analysis of fully sampled cores has shown that this is sufficient to verify any low grade mineralization halo in the country rocks around the main ore bodies.

From historical drilling programs in excess of 13,500 samples have been taken over the 1,500m length of the orebody. Of the drilling conducted by Eldorado Gold since 2015, some 11,500 samples have been taken from the 53,000 m of boreholes distributed along the East and West Ore bodies. No factors have been found to have affected the accuracy and representivity of the sampling and assay methods used.

After geological and geotechnical logging, samples are defined and the core is split longitudinally by a fully automated diamond saw. The half-core samples are then placed in labelled plastic bags and sent for preparation. The remaining half core is stored in the core storage facilities of Hellas Gold in Stratoni. From May 2015 to October 2016, the samples were prepared in the Preparation Facilities of Tuprag in Cannakale, Turkey and then shipped to ACME Labs in Izmir, Turkey for the assays. Since November 2016, the samples have been sent for preparation and assays to ALS Labs in Rosia Montana, Romania and Loughrea, Ireland. Around 5,170 have been sent to ACME Labs and 6,390 samples were sent to ALS, a total of around 11,560. The preparation is checked by frequent insertion of coarse duplicate and pulp duplicate samples in an irregular pattern.

All samples are routinely fire assayed for Au. The concentrations of Pb, Zn, Ag, As, and a range of elements are determined by ICPMS (ICPORE method developed by OMAC laboratories was applied on the samples sent to ALS Romania). During the change of analytical laboratories from ACME to ALS, a series of duplicate samples was submitted and analyzed in both labs, showing a very good correlation. The QA/QC program for the assay includes insertion of SRMs, blanks and coarse and pulp duplicates at a rate of around 20% per sample batch.

Analyses of samples from the 1990’s TVX drilling program were performed in SGS Laboratories in Carcassonne, France (gold) and for base metals and silver at either SGS or Chemex Laboratories in Canada.

Environment

The Olympias project is covered by an EIS that includes the three mine sites of Hellas Gold known as the Kassandra Mines, involving an area of 26,400 ha, in northeastern Halkidiki (Macedonia Region).

The MOE of Greece formally approved the EIS for the Mining and Metallurgical Installations of the overall Kassandra Mines project, including:

●	Continuation of operations at the Mavres Petres deposit of the Stratoni mine;
●	Development, mining, and processing of ore at the Olympias Mine;
●	Metallurgical treatment of concentrate of Olympias and Skouries mines in the Stratoni valley;

●	Reclamation of the Olympias valley by extracting ore from Olympias through a tunnel to the metallurgical plant in the Stratoni valley;
●	Development of the Skouries asset; mining facilities, new beneficiation plant and tailings facilities; and
●	Expansion of the port facilities at Stratoni in service of the above projects’ operations.

ENVECO S.A., Environmental Protection, Management and Economy S.A., under Hellas Gold’s management, has authored the full EIS which was prepared in accordance with the legislation, standards and directives required by the Greek and European Community legislation in force, and principally:

●	Law 1650/86 - ‘The Protection of the Environment from Projects and Activities’, as amended by Law 3010/2002;
●	Law 998/79 (OGG 289/29-12-1979) on the Protection of forests and in general forested areas of the Country; and
●	Law 3220/18.01.2004 (OGG 15A/2004) on the validation of the Kassandra Mines transfer to Hellas Gold.

The EIS was submitted by Hellas Gold in August 2010 and was approved in July 2011. This EIS covers all environmental matters for the Kassandra Mines.

For production to commence, the Greek mining legislation requires the submission of a technical study for each of the Skouries, Olympias and Stratoni mines. These were submitted and in early 2012, the technical studies were approved by the Greek MOE.

Technical report

The scientific and technical information regarding Olympias in this AIF is partially derived from or based upon the scientific and technical information contained in a technical report prepared for European Goldfields titled “Technical Report on the Olympias Project, Au Pb Zn Ag Deposit, Northern Greece” dated July 14, 2011 with an effective date of July 14, 2011” prepared by Patrick Forward, FIMMM, and Antony Francis, FIMMM, both of whom were employed by European Goldfields at the time the report was filed and were “Qualified Persons” under NI 43-101. The report is dated July 14, 2011 and is available on SEDAR and EDGAR under the name Eldorado Gold Yukon Corp. (formerly European Goldfields Limited and now Eldorado Gold (BC) Corp.).

Operations

Olympias is a previously producing gold-lead-zinc-silver mine that was on care and maintenance from 1995 through 2010 and has since been in re-development. Hellas Gold has a phased approach to developing the Olympias project:

● The existing Olympias process plant was refurbished in Q4 2012 to process the previously produced and stored tailings. This gold concentrate was sold from then until Q1 2016 as a non-commercial product. During this period Hellas Gold has refurbished and extended the existing underground infrastructure.

● Phase II involves the processing of ore from Olympias underground, through the same process plant at Olympias reconfigured to produce lead / silver, zinc and gold concentrates. Operations commenced in May 2017 and the Company declared commercial production in December 2017.

● Phase III involves a production ramp-up on completion of the underground connection to a new surface concentrator plant at a brownfield site in the nearby Stratoni Valley, and development of a metallurgical plant to treat concentrates. The smelter will take the gold concentrate from Olympias, and a portion of the copper gold concentrate from Skouries, and then ultimately produce refined copper, gold and silver.

As part of the phased approach, Hellas Gold initially rehabilitated the existing concentrator plant to treat the historical tailings. The Phase I plant was commissioned in 2012 and continued operating until the first quarter 2016 when Phase II Plant refurbishment commenced. The underground workings have been refurbished and developed to allow production of ROM ore to be processed in the Olympias Phase II concentrator at a rate of up to 430 ktpa.

The Phase II plant was commissioned in May 2017 and commenced commercial production in Q4 2017, producing three concentrates bearing lead-silver, zinc and gold, respectively. The Phase III project will see mine production increased to approximately 880 ktpa on completion of an 8km decline (the Stratoni-Olympias Decline) linking the underground workings at Olympias to a new concentrator to be built in the Stratoni Valley.

In Phase II, the processing circuit comprises 3-stage crushing, transfer to a fine ore bin ahead of a single ball mill. After comminution the overflow from the hydro-cyclones enters the flotation circuit which sequentially separates 3 products, firstly lead/silver, secondly zinc, and thirdly the gold bearing pyrite/arsenopyrite concentrate. Selectivity of these three concentrates is achieved through a combination of variable pH control and conventional reagents for the depression and activation of the various mineral species. The facilities at Olympias also include concentrate filtration and bagging equipment, a tailings dewatering circuit and a water treatment plant.

Tailings material will either be placed back underground as paste fill for backfilling underground voids created by production activities or transported over to the Kokkinolakas valley. It is expected that once the paste plant is operational, almost all of the tailings material will be placed back underground.

Based on recent metallurgical test work and early operational results in the Phase II plant there is minimal risk associated with the concentrator process as the Olympias plant has operated successfully for many years, producing concentrates within the set metallurgical parameters. The recovery of the lead, silver, zinc and gold to their respective concentrates is anticipated to remain in a range from 85% to 90% for gold and zinc. Indicated recoveries around 85% for lead and 80% for silver are also confirmed in early Phase II operational results

Previous mining at Olympias was focused in the West Orebody. The new mine plan will complete the extraction of mineral reserves remaining in this area, but mainly mine the fully explored down dip extension to the West Orebody and the unexploited east orebody. There are 14.7 Mt of proven and probable underground mineral reserves remaining at Olympias, which will support the proposed mining rate of approximately 800 ktpa in the later phase. The chosen mining method is the highly selective drift and fill system. Cemented backfill was selected, which is considered appropriate for the very high unit value of the Olympias orebody and expected geotechnical conditions, as well as the environmental objectives dictated by the environmental permit.

The Phase III metallurgical plant is permitted as a flash smelting metallurgical process. However, with changes to underlying conditions and development of new technologies, these plans may change. When Phase III will come into production is uncertain, but is currently projected to be no earlier than 2022.

Geopolitical Climate in Greece

For more information on Geopolitical Climate in Greece, see page 95 of our “Risk factors in our business”.

Hellas Gold Litigation

The litigation below affects all of the Kassandra Mines.

EIS litigation

In April 2015, the MOE returned the technical files submitted by Hellas Gold for the metallurgy plant at Madem Lakkos and the new flotation plant in Olympias and refused to grant approval. Hellas Gold immediately filed lawsuits against the MOE decision, and the CoS issued decisions 3191/2015 and 221/2016 which held illegal MOE’s return of the technical files. The CoS has remanded both cases back to MOE to comply with the judgments and issue the permits. On November 9, 2017 Hellas Gold applied to the CoS seeking an order that the MOE comply Judgment No. 221/2016. To date, the MOE has not so complied.

On July 5, 2016 the MOE returned for correction and resubmission a technical study to Hellas Gold pertaining to the planned metallurgical plant for treating Olympias and Skouries concentrates at Madem Lakkos in the Stratoni Valley. On September 9, 2016 a repeal of the July 5, 2016 return was requested from MOE. On November 2, 2016 the MOE affirmed the earlier return of the related permit. On December 28, 2016 Hellas Gold filed petition before the CoS for the annulment of both decisions of the MOE. A hearing date had been initially scheduled for March 21, 2018 and was subsequently rescheduled by the Court for December 5, 2018.

Installation permit

On November 10, 2017 third parties initiated an Application for Annulment before the COS to cancel an amended installation permit pertaining to the Kokkinolakas Disposal Facility and an operating permit pertaining to the flotation plant, both in respect of the Olympias project, granted by the MOE to Hellas Gold. The oral hearing of the case before the CoS has been scheduled by the Court for December 5, 2018.

Arbitration

On September 11, 2017, Eldorado announced its intention to suspend further investment into its operating mines, development projects and exploration assets in Greece if outstanding, overdue permits were not approved.

On September 14, 2017 Hellas Gold received a formal notice from Greece’s Ministry of Finance and Ministry of Environment and Energy (the “Ministries”) initiating Greek domestic arbitration. This arbitration was brought pursuant to the provisions of the transfer contract dated December 12, 2013 (the “Transfer Contract”) between the Greek State and Hellas Gold. The Transfer Contract is the document whereby Hellas Gold originally acquired the Kassandra assets, comprised of Olympias, Skouries and Stratoni, and was ratified by Greek National Law No 3220/2004. The arbitration notice alleged that the Technical Study for the Madem Lakkos Metallurgical Plant for treating Olympias and Skouries concentrates in the Stratoni Valley, submitted in December 2014, was deficient and thereby Hellas Gold was in violation of the Transfer Contract.

On September 15, 2017, Hellas Gold received the overdue permits needed for its Olympias development. However, certain permits for its Skouries development project remained outstanding.

On September 21, 2017, Eldorado Gold announced that it had entered into a constructive dialogue with Greece’s Ministry of Energy and Environment (“MoE”) in respect to the development of Hellas Gold’s Kassandra Mine assets (including Olympias and Skouries).

On October 26, 2017, Eldorado Gold announced that it had temporarily postponed its decision to place its assets in Halkidiki on care and maintenance and would continue to reassess its investments in the country.

On December 19, 2017, Eldorado confirmed that the 90-day arbitration period was extended by 60 days to end on April 6, 2018. The extension was at the request of the arbitral panel and by agreement of Hellas Gold and the Greek State.

On January 16, 2018, Eldorado Gold announced commercial production at Olympias Phase 2 was achieved as of December 31, 2017, and that Eldorado Gold expected Skouries to be fully ramped down to care and maintenance in Q1 2018.

While the arbitration process is inherently uncertain, Eldorado Gold continues to believe that the Technical Study, under review in the arbitration, is robust and consistent with the Transfer Contract and the terms of existing approvals of technical studies in respect of the Kassandra Mines. Please refer to “Risk Factors in our business” starting on page 91, including “Section I General Operational Matters - 1. Geopolitical climate”, “Section I – General Operational Matters – 7. Mineral tenure and permits” and “Section V Corporate Risks – 4. Litigation and contracts“.

In addition to the litigation brought against Hellas Gold described in this section titled “Hellas Gold Litigation”, Hellas Gold is, from time to time, subject to and involved in various complaints, claims, investigations, proceedings and legal proceedings arising in the ordinary course of business, including pertaining to licenses, permits, supplies, services, employment and tax. Eldorado Gold and Hellas Gold cannot reasonably predict the likelihood or outcome of these actions.

For further description of all of our risks, see section titled “Risk factors in our business” on page 91.

Skouries

Material property under NI 43-101

Location	Halkidiki Peninsula, northern Greece
Ownership

Hellas Gold

95% shares issued to an indirectly owned subsidiary of Eldorado Gold

5% shares issued to Aktor Enterprises Limited (“Aktor”)

The co-ownership of Hellas Gold is governed by a shareholders’ agreement

Type of mine	open pit, underground
Metal	gold, copper
In situ metal as of December 31, 2017*

Proven and probable mineral reserves: 157.7 M tonnes at 0.74 g/t Au and 0.49% Cu. Total contained metal is 3.77 M ounces Au and 779,000 tonnes Cu.

Measured and indicated mineral resource: 289.3 M tonnes at 0.58 g/t Au and 0.43% Cu. Total contained metal is 5.40 M ounces Au and 1,240,000 tonnes Cu.

Inferred mineral resources: 170.1 M tonnes at 0.31 g/t Au and 0.34% Cu. Total contained metal is 1.68 M ounces Au and 578,000 tonnes Cu.

Average annual production (metal in concentrate and doré)**	Phase I (Year 1 to 10): 172,400 ounces Au, 33,500 tonnes Cu Phase II (Year 11 to end of LOM): 110,500 ounces Au, 27,450 tonnes Cu
Expected mine life**	Approximately 23 years, based on 2018 proven and probable mineral reserves
Workforce	451 (45 employees and 406 contractors)) Planned numbers for operations:1000-1200 Full-time employees during construction, 900 Full-time positions in Phase I, 750 Full-time positions in Phase II

Mineral reserves are included in the total of mineral resources.

** Based on current proven and probable mineral reserves.

History

1960’s	Initial drilling by Nippon Mining and Placer Development.
1970’s	Drilling carried out by Hellenic Fertilizer Company.
1996-97	Ownership transferred to TVX, exploration drilling tested extensions at depth; in-fill drilling program carried out.
1999	TVX issues mineral resource estimation; initial feasibility study completed.
2004

Aktor acquired mining concessions holding 317km2 including the Olympias and Skouries deposits together with the remaining Kassandra Mines assets through its subsidiary Hellas Gold.

The Hellas Gold acquisition of the Kassandra Mines was ratified by parliament and passed into law in January 2004 (National Law no. 3220/2004).

European Goldfields acquired its initial ownership percentage interest in Hellas Gold from Aktor through its wholly owned subsidiary European Goldfields Mining (Netherlands) B.V.

2006	European Goldfields prepared a bankable feasibility study based on an open pit operation to a depth of 240m followed by underground mining.
2007	European Goldfields increased share ownership of Hellas Gold to 95% (with 5% held by Aktor).
2011	EIS approved by Greek government.
2012	Eldorado acquired the project through the acquisition of European Goldfields.
2013	Hellas Gold commenced construction of the Skouries Mine.
2014	Completed scoping level study on underground mine design.
2015	Initiated work on prefeasibility study of underground mine and open pit tailings disposal. Suspended operations at the Kassandra Mines for 6 weeks due to permitting issues with the government.

2016

Construction at Skouries was suspended in January 2016 due to ministerial decision to revoke the project’s technical study.

Construction of surface facilities resumed in June 2016 after this decision was overturned on appeal.

Ongoing prefeasibility, feasibility and basic engineering studies on the Integrated Waste Management Facility and underground Phase I and LOM mining options.

2017

A decision was made to move Skouries into care and maintenance beginning in November following the non-issuance of the updated electro-mechanical installation permit. This transition to care and maintenance is expected to be complete in H1 2018.

Licenses, permits, royalties and taxes

Mining	Eight mining concessions (OP03, OP04, OP20, OP38, OP39, OP40, OP48, OP57) covering 55.1km2, granted until March 26, 2026; can be extended twice for durations of 25 years each.
Permits

In July 2011, the MOE of Greece formally approved the EIS submitted by Hellas Gold for the three mine sites of Hellas Gold in what is known as the Kassandra Mines. This covers an area of 26,400 ha, in northeastern Halkidiki (Macedonia Region), including the continued operation of Stratoni mine and the development of Olympias and Skouries projects.

For construction to commence and continue in a timely manner as well as production to commence, the MOE requires the submission and approval of a technical study for the various components of the project. A technical study was submitted in early 2012, and subsequently approved by the Greek MOE. An updated technical study covering amended aspects of the process plant and associated infrastructure was submitted to the MOE in December, 2015 and this was approved in May 2016.

Permitting activities resumed in 2016 with the granting of the Skouries Process Plant building permit. The Skouries Project was again moved towards care and maintenance in late 2017 due to the non-issuance of permits. These permits included the Skouries electro-mechanical installation permit for the revised Technical Study. At year-end, we were also waiting for the resolution of the removal of the antiquity site in the pit. While this is not strictly a permit, it is required to commence operations. The new 43-101 that will be published in March, 2018 changes over the tailings deposition method to filtered tailings. This will require a modification to the existing permits also.

Additional technical studies and permits will be required to be approved in a timely manner and issued to allow for production to commence in 2020.

Royalties and Taxes

Based on current Greek legislation, royalties are applicable on active mining titles. The royalty is calculated on a sliding scale tied to metal prices. At $1,250/oz Au and $6,612 / tonne ($3.00 / lb) Cu, Hellas Gold would pay a royalty of approximately 1.5% on Au revenues and 0.5% on Cu revenues.

The corporate income tax rate for Greek companies is currently 29%.

About the property

Skouries is located in the Halkidiki Peninsula, in the Central Macedonian Province of Northern Greece, 100 km east of Thessaloniki and 35 km by road from the Stratoni port. The area is centred on coordinates 474000E and

4488000N of the Hellenic Geodetic Reference System HGRS ’80, Ellipsoid GRS80 (approximately latitude 40° 36’E and longitude 23°50’N).

Skouries itself is located within the concessions numbered OP03, OP04, OP20, OP38, OP39, OP40, OP48 and OP57 which collectively have an area of 55.1km2. The concessions were granted in April 2004 by the Greek state and are valid until March 26, 2026. They can be renewed twice for durations of 25 years each. There are no environmental liabilities attached to the property and there are no expenditure commitments.

The area is readily accessible by road. The road network is among the best in northern Greece and a major highway extends to within 7 km from the property. The area is wooded with oak, beech and pine being the principal species, while inland there are vineyards and farmlands. The main farming products are grapes, honey, olives, and goat cheese.

The area is well served by main power supplies via the Public Power Corporation. Communications by telephone and broadband are good and Hellas Gold has a backup microwave phone and data link at nearby Stratoni. Fibre-optic cable is being installed at all of the Kassandra Mines operations. There is sufficient water available to support the operation from creeks, re-circulated clean water from milling operations and groundwater from wells.

Climate

The Halkidiki Peninsula climate is generally mild with limited rainfall. Over 300 days or around 3,000 hours of sunshine are recorded on average annually. Temperatures fluctuate little during the year. The lowest average temperatures occur during December to February, ranging between 3.5°C to 19°C, while the highest average temperatures occur during summer months ranging between 23°C and 34°C. Temperatures below 0°C are limited to the mountainous areas. Operations can continue all year round.

Geological setting

The Skouries porphyry gold-copper deposit is centred on a small (less than 400m in diameter), pencil-porphyry stock that intruded schist and gneiss of the Paleozoic Vertiskos Formation of the Serbo-Macedonian Massif of northeastern Greece. The porphyry is characterized by at least four intrusive phases that are of monzonite to syenite composition, and contain intense potassic alteration and related stockwork veining that overprints the original intrusive rocks. Potassic alteration and copper mineralization also extend into the country rock; approximately two-thirds of the measured and indicated tonnes and 40% of the contained metal are hosted outside the intrusion. The potassic alteration is syn-to late-magmatic in timing, and is characterized by K-feldspar overgrowths on plagioclase, secondary biotite replacement of igneous hornblende and biotite and a fine-grained groundmass of K-feldspar-quartz with disseminated magnetite. The host porphyry and potassic alteration at Skouries were coeval and formed during the Early Miocene.

Exploration and development

Mineralization

The Skouries deposit is a typical sub-alkaline copper-porphyry deposit. Mineralization extends to more than 920m depth from surface and remains open, within a sub-vertical, pipe-like body. Four main stages of veining are associated with copper and gold mineralization: 1) an early stage of intense quartz-magnetite stockwork; 2) quartz-magnetite veinlets with chalcopyrite ± bornite; 3) quartz-biotite-chalcopyrite ± bornite-apatite-magnetite veinlets; and 4) a localized, late stage set of pyrite ± chalcopyrite-calcite-quartz veins.

An oxide zone occurs from surface to between 30m to 50m depth and includes malachite, cuprite, secondary chalcocite and minor azurite, covellite, digenite and native copper.

Drilling

Historically, TVX undertook 72,232m of drilling in three phases during 1996, 1997 and 1998. In 2012, Eldorado drilled 6,232m in 33 drill holes to eliminate or convert any inferred mineral resources within the planned open pit. Also, as all historic core was removed from the property by TVX, Hellas Gold drilled 10 confirmatory holes totalling

6,550m through the main areas of the Au-Cu mineralization within the planned open pit and underground mine. 25 geotechnical drill holes totalling 11,000m were drilled in 2014.

Sampling and analysis

The drilling grid pattern used in the mineral resource estimate was 50m by 50m. Holes were drilled at an angle of some 60° to the pipe but given the disseminated nature of the porphyry type mineralization, it would be misleading to convert intercepts to true widths on this basis.

After geological and geotechnical logging, diamond drill holes were split lengthwise using a diamond saw. One half was stored for future reference and the other half was sampled at regular 2m intervals and sent for sample preparation and assaying. Each sample was given an individual sample number and the rock type was coded.

Drill holes SK-08 to SK-30 (15,501m) and SOP-1 to SOP-33 (14,932m) were prepared at three different laboratories: I.G.M.F at Xanthi, I.G.M.F at Athens and TVX at Stratoni, the latter by TVX personnel. Drill holes SOP-34 to SOP-39 (3,045m) were prepared at the Stratoni Laboratory by TVX personnel. Drill holes SOP-40 and onwards were prepared at the Skouries sample preparation laboratory located at Madem Lakkos by TVX personnel. Screw top plastic bottles rather than envelopes or plastic bags were used for storing and shipping the samples.

For the historic drilling, gold, total copper, soluble copper (by citric and sulfuric acid leach methods) and silver assays were done by the ALS-Geolab laboratory in Santiago, Chile that was chosen as the main laboratory. It should be noted that soluble copper assays were generally done for samples within the first 100m from the surface. Copper was determined by an aqua regia digest and AAS finish. Gold was normally assayed on a 50 g sample utilising fire assay with an AAS finish. Samples collected by Eldorado Gold were prepared at its sample preparation facility in Turkey and assayed by the ACME laboratory in Ankara, Turkey. Gold was determined by fire assay with AAS finish, whereas copper was analyzed by an aqua regia digest and AAS finish.

Quality control and quality assurance of sampling are discussed in the Skouries Technical Report (see below); it was concluded that there is no significant sample bias. Sampling was carried out on two metre intervals and across geological boundaries, which is viewed by the Company as representative given the disseminated nature of the mineralization. Drill hole spacing is on a nominal 50m grid which is, in the Company’s opinion, sufficient sample support for the disseminated nature of the deposit mineralization.

Hellas’ confirmatory drill program also verified the gold and copper grade ranges and distributions, when compared to the historical data.

Quality Control

Assay results were provided to Eldorado in electronic format and as paper certificates. Upon receipt of assay results, values for SRMs and field blanks were tabulated and compared to the establish SRM pass - fail criteria:

●	Automatic batch failure if the SRM result is greater than the round-robin limit of three standard deviations.
●	Automatic batch failure if two consecutive SRM results are greater than two standard deviations on the same side of the mean.
●	Automatic batch failure if the field blank result is over 0.1 g/t Au.

If a batch fails, it was re-assayed until the contained control samples pass. Override allowances were made for samples testing weakly or non-mineralized material. Batch pass/failure data were tabulated on an ongoing basis, and charts of individual reference material values with respect to round-robin tolerance limits were maintained.

Data Verification

Monitoring of the quality control samples showed all data were in control throughout the preparation and analytical processes. In Eldorado’s opinion, the QA/QC results demonstrate that the Skouries Project assay and geologic database, particularly for new data obtained in 2012 and 2013, is sufficiently accurate and precise for resource estimation and grade control work.

Checks to the entire drillhole database were also undertaken. Checks were made to original assay certificates and survey data. Any discrepancies found were corrected and incorporated into the current resource database. Eldorado therefore concluded that the data supporting the Skouries Project resource work is sufficiently free of error to be adequate for estimation.

A program of confirmation drilling was completed in 2012 and 2013. These holes redrilled volumes of mineralization previously tested by the 1990s work from which no core remained. Eldorado compared the two data sets by re-estimating the Skouries mineral resource using the 1990s drillholes and 2012 infill drilling and then comparing the generated block model to the verification drill hole assay results. These comparisons are shown in Figure 12-1 for gold and Figure 12-2 for copper. The verification drillholes match the block model grade very well. Thus Eldorado was able to verify the results obtained from the 1996-98 drill campaign despite having none of that drillcore available.

Taken all together, these observations demonstrate that the data gathered and measured for the purposes of estimating the gold grades at the Skouries Project are verified.

Environment

See “Business—Description of mineral properties” in the Olympias project description for details on the EIS of Kassandra Mines of Hellas Gold, which covers the Skouries project.

Technical report

The scientific and technical information regarding Skouries in this AIF is primarily derived from or based upon the scientific and technical information contained in the technical report titled “Technical Report, Skouries Project, Greece” with an effective date of January 1, 2018 prepared by Stephen Juras, Ph.D., P.Geo., Paul Skayman, FAusIMM, Rick Alexander, P.Eng and Colm Keogh, P.Eng., all of whom are employees of Eldorado, and by John Nilsson, P.Eng, an independent consultant, all of whom are “Qualified Persons” under NI 43-101. The Report is available under Eldorado Gold’s name on SEDAR and EDGAR.

Operations

The Skouries mine is planned to operate in two phases. The initial Phase I production at Skouries will come from the open pit operation using conventional truck and shovel mining, and from the higher levels of the initial underground operation. Ore from both sources will be fed to the adjacent process plant where a gold and copper concentrate, and a gold doré, will be produced for sale. Waste material from the open pit will be used in the construction of an integrated waste management facility (IWMF) to store pressure filtered mill tailings. Following completion of the open pit in year 10, Phase II of the operation will generate ore solely from underground mining operations, while tailings will be deposited into the mined out open pit until it is backfilled.

The Phase I mine production schedule has been developed on a planned annual ore mill feed rate of up to 8.0 Mtpa The Phase I underground production is planned to start concurrently with the commencement of open pit mining and it is expected that the open pit will produce 5.5Mtpa and the underground will produce 2.5 Mtpa. Access to the underground mine will be by ramp during Phase I for movement of manpower, consumables and ore.

The Phase II mine production rate will be 6.2 Mtpa provided from the underground mine. The mining method is transverse sub level open stopping using three operational mining blocks. Access to the underground mine during Phase II will be by ramp for manpower and consumables and a 7m diameter shaft for hoisting of ore. The selected configuration for mining and infrastructure will support the production levels planned.

Geological and engineering control of the operation over the life of mine will be provided by Skouries personnel.

The process plant design has been based on extensive testwork carried out on samples that we believe are representative of the resource. Technical information was provided by several specialist consultants, recognized metallurgical testing facilities and international engineering groups. The process plant is of conventional design comprising primary crushing, coarse ore stockpile, SAG and ball mill grinding with pebble crushing, a gold gravity circuit, rougher, cleaning and scavenger flotation stages, pressure filtration of the concentrate and pressure filtration of the tailings for disposal via conveyor stacking, followed by spreading and compaction. In addition, the infrastructure facilities include the administration buildings, workshops, fuel station, mine dry and medical facilities as well as power, water and other services. The design will also take into account the ore delivery system from the Phase II underground phase of mining.

Tailings from the processing of ore will be pressure filtered to approximately 85% solids by weight and mixed with cement to form paste backfill to be used underground for filling mining voids. Filtered tailings that are not used underground will be deposited on the surface via conveying and stacking equipment and compacted using mobile equipment. Over the life of the Phase I operation, approximately 80 Mt of tailings are expected to be generated. Of this total, 12 Mt are expected to be returned underground as paste backfill with the remaining 68 Mt to be stored in the designated surface integrated waste management facility. Over Phase II approximately 75 Mt of tailings will be produced. Of this total, 35 Mt are expected to be used as paste backfill for the underground with the remaining 40Mt will be used to backfill the mined-out open pit. This arrangement will allow the pit to be reclaimed for future use without forming a pit lake or a zone of potential subsidence. Mining of the open pit has to be complete before tailings can be diverted from the designated surface IWMF into the open pit. This arrangement for dewatered tailings represents the best available technology and allows for improved stability and reduced land-take when compared to other alternatives.

Prefeasibility and feasibility studies on surface tailings disposal and underground mining options continued throughout 2016 and into 2017.

Total pre-production capital expenditure for Phase I, which is the surface process plant, infrastructure and the initial development of the underground mine is expected to be $689M. Anticipated cash operating costs for phase I are approximately -$184 per ounce of gold with by-product credits for copper taken into consideration. Phase II costs are expected to be around $84/oz and would be calculated similarly to Phase I. The project is expected to generate net after-tax cash flow of $1.9 B based on $US 1300 / oz for gold and $2.75 / lb for copper. Life of mine sustaining capital costs are estimated at $758M.

Capital Cost Summary

Capital Cost Summary Area	Initial (US$ x 1,000)	Sustaining (US$ x 1,000)
A - Overall Site	14,508	0
B - Open Pit Mine	66,694	22,975
B - Underground Mine	144,019	405,352
C - Stockpile and Materials Handling	11,801	596
D - Process Plant	134,833	41,400
E - Underground Backfill Plant	0	27,619
F - Integrated Waste Management Facility (IWMF)	22,446	21,948
G - In Pit Tailings	0	40,546
I - Water Management	15,248	3,486
H - Infrastructure	49,288	5,993
J - Ancillary Facilities	9,001	2,146
K - Off Site Infrastructure	4,541	0
P - Environmental	0	2,708
Direct	472,379	574,769
Indirects	99,563	59,661
Owners Cost	30,340	0

Contingency	86,892	123,587
Total Installed Cost	689,174	758,016

Operating Costs

Category	LOM Average (US$/t ore)	LOM Expenditure (US$ x 1,000)
Open Pit Mining (US$/t of OP ore)	4.51	238,876
Underground Mining (US$/t of UG ore)	16.50	1,602,340
Total Mining (US$/t of LOM ore)	11.75	1,841,216
Stockpile Rehandling	0.06	9,818
Processing Cost	6.73	1,055,007
Filter Plant	0.76	119,067
IWMF and Water Management	0.62	96,788
G&A	1.39	218,317
Operating Cost	21.32	3,340,213

Early in 2016, a decision was taken to suspend operations at the Skouries site based on the actions, or lack of action of the MOE and other agencies regarding the timely issuance of routine permits and licenses. Following the issuance of a number of key approvals limited construction activity resumed in June 2016. In September 2017, Eldorado announced its plans to suspend the development of its assets in Greece, including the Skouries project, due to the failure of the MOE to issue routine permits (including the amended electro-mechanical Installation permit for the Skouries flotation plant, as well as other matters including, but not limited to, the relocation of antiquities at the Skouries site). In November 2017, Eldorado announced that the Skouries development project will be formally placed into care and maintenance. Eldorado has also initiated legal actions in order to enforce and protect its rights against the unjustifiable delays caused by the MOE.

The Skouries project continued to be subject to attention and some local unrest in 2017 and, while attention has waned compared to the prior year, we continued to observe small anti-mining protests at the site involving residents of Thessaloniki and some local villages. Greece’s economic, social and political landscape continues to change, and we are witnessing a population fragmented in their support for foreign direct investment; particularly with respect to mining. In response, Hellas Gold proactively engages with stakeholders in a continuous effort to address concerns and provide education to the background of our projects and how we manage our operating risks and impacts. Through 2017, we also worked closely with our stakeholders and communities to provide meaningful investments towards employment, education, health, community development, local arts and culture. In 2017, we hired a full-time Corporate Social Responsibility Manager at the Kassandra Mines to strengthen our stakeholder engagement efforts through increased access and day-to-day contact with local communities.

There is no assurance that the current situation may not worsen, or that Greece does not adopt regulatory or political changes which may negatively affect the current and future operations at Skouries, our business, results of operations, financial condition and share price.

Geopolitical Climate in Greece

For more information on Geopolitical Climate in Greece, see page 81 of our “Risk factors in our business”.

Hellas Gold Litigation

On March 20, 2017 Hellas Gold applied to the MOE for a 1 year extension to a permit for the installation of E/M equipment at the Skouries Auxiliary Facilities and Support Infrastructure project, however the MOE failed to issue a decision on or grant such extension within the required 3-month period from the time the application was made, which failure constituted a deemed denial of the application. Accordingly, on November 3, 2017, Hellas Gold appealed to the CoS seeking a decision that the deemed denial by MOE be annulled. The oral hearing of the case before the CoS has been scheduled initially for March 21, 2018 and then rescheduled by the Court for December 5, 2018.

On April 12, 2017 Hellas Gold applied to the MOE for a supplementary amending permit for the installation of E/M equipment at the Skouries Flotation Plant project, however the MOE failed to issue a decision on or grant such extension within the required 3-month period from the time the application was made, which failure constituted a deemed denial of the application. Accordingly, on November 9, 2017, Hellas Gold appealed to the CoS seeking a decision that the deemed denial by MOE be annulled. The oral hearing of the case before the CoS has been scheduled initially for March 21, 2018 and then rescheduled by the Court for December 5, 2018.

On April 19, 2017 Hellas Gold applied to the MOE for a 2 year extension to a permit for the installation of E/M equipment at the Skouries Flotation Plant project, however the MOE failed to issue a decision on or grant such extension within the required 3-month period from the time the application was made, which failure constituted a deemed denial of the application. Accordingly, on November 9, 2017 2017 Hellas Gold appealed to the CoS seeking a decision that the deemed denial by MOE be annulled. The oral hearing of the case before the CoS has been scheduled initially for March 21, 2018 and then rescheduled by the Court for December 5, 2018.

In addition to the litigation brought against Hellas Gold described in this section and the litigation referred to under “Olympias – Hellas Gold Litigation”, which is referred to as being applicable to all the Kassandra Mines, Hellas Gold is, from time to time, subject to and involved in various complaints, claims, investigations, proceedings and legal proceedings arising in the ordinary course of business, including, but not limited to, licenses, permits, supplies, services, employment and tax. Eldorado Gold and Hellas Gold cannot reasonably predict the likelihood or outcome of these actions.

For further description of all of our risks, see section titled “Risk factors in our business” on page 91.

Lamaque

Material property under NI 43-101

Location	Val-d’Or, Quebec, Canada
Ownership	100% Through Integra Gold (Triangle) and Or Integra (Sigma), wholly owned subsidiaries of Eldorado Gold
Type of planned mine	Underground
Metal	Gold
In situ gold (as of December 31, 2017):*

Proven and probable mineral reserves: 3.8 M tonnes at 7.30 g/t Au for 0.89 M ounces

Measured and indicated mineral resources: 4.7 M tonnes at 8.45 g/t Au for 1.28 M ounces.

Inferred mineral resources: 5.37 M tonnes at 7.29 g/t Au for 1.26 M ounces.

Average annual production	117,000 ounces
Expected mine life**	8 years
Workforce	186 (90 employees and 96 contractors)

* Mineral reserves are included in the total of mineral resources.

** Based on current proven and probable reserves.

History

1923	Gold was first discovered in the Val-d’Or area by R.C. Clark on what later became the Lamaque Property.
1928	Read-Authier Mines Limited was formed to acquire the Lamaque property.
1932

Teck-Hughes acquired an option on the property and Teck-Hughes exercised its option incorporating the Lamaque Gold Mines Limited, a wholly owned subsidiary of Teck-Hughes to take over the original property and a number of the adjoining claims.

1933-35	A shaft was sunk starting in January 1933; lateral work and construction on the original mill followed in the summer of 1934. The mill started operations in April 1935.
1950-55	The No. 2 Mine was developed in 1950-1951. Production from the No. 2 Mine ceased in November 30, 1955.
1955-61

In late 1955 a new discovery approximately 4,500 feet southeast of the Main Mine was made and in late-1960 / early-1961 shaft sinking for the new zone, the No. 3 Mine, was initiated. In summer 1961 development work for three zones in the No. 3 Mine was underway.

1985

In May 1985, all production at the Lamaque mine ceased. The Lamaque mill was kept on care and maintenance basis until 1986 for custom milling. Post-shutdown, Teck and Golden Pond formed the Teck-Golden Pond JV while Teck and Tundra formed the Teck-Tundra JV to explore a portion of the historical Lamaque property.

1988

Tundra signed an agreement with Teck to acquire a 100% interest in all of Teck’s assets at Lamaque. The assets to be acquired included the Main Mine Property, all surface structures including the mill, surface and underground equipment, and Teck’s interest in the Tundra, Golden Pond and Roc d’Or Mines agreements. Teck with 100% interest in the Main Mine and mill area, was purchased by Placer Dome Inc. Tundra’s and Golden Pond’s interest in the Tundra and Golden Pond JV properties was diluted to 50%.

1990-2012

No exploration was conducted on the Tundra and Golden Pond JV properties between 1990 and 2003 until Kalahari and Teck Cominco signed an agreement providing Kalahari the option to earn Teck’s interest in the JV properties. In 2009 Kalahari bought out the remaining Tundra and Golden Pond interests in the properties through a share swap. Kalahari changed its name to Integra Gold in 2010 as the 100% owner of the property.

The Main Mine area of the property was acquired by Placer Dome in November, 1993 and the surface rights were acquired by Placer Dome in October, 1999. No mining or underground development was conducted between 1999 and 2010.

In September 1997, Placer Dome sold the Sigma mine to McWatters Mining Inc. In July 1999, McWatters Mining Inc. closed the underground mine. In 1999 and 2000, limited open pit operations occurred.

The McWatters Mining Inc. open pit operation never reached commercial production and mine operations were shut down in October 2003, with McWatters Mining Inc. placed into bankruptcy.

Century purchased the Sigma and Lamaque mines in September 2004 and re-started the Sigma open pit mine.

In 2010, the Sigma-Lamaque mine re-opened.

In October 2011, White Tiger Gold Ltd acquired Century and the Sigma-Lamaque Complex.

White Tiger Gold Ltd. restarted commercial production at the Sigma-Lamaque Complex in February 2012.

2014	In 2014, Integra Gold bought the adjacent Sigma Mill and historic Sigma and Lamaque Mines.
2015	Eldorado Gold acquired a 15% interest in Integra Gold following a Private Placement.
2017	In July 2017, Eldorado Gold acquired remaining outstanding shares to own 100% of Integra Gold and the Lamaque project. In 2017, Eldorado commenced a Prefeasibility study on the Lamaque Project.

Licenses, permits and royalties

Licenses	The Mine lease for the Triangle Zone was approved in early March 2018. The mining lease permits underground mining production from the Triangle deposit.
Permits

Triangle Mining Area:

All certificates of authorization (“CofA”) were received from the provincial MOE (“MDDELCC“) for the bulk sampling at Triangle. The last one, the second modification of this Bulk Sampling CofA, was received on October 10th 2017. Following approval of the CofA’s the mining lease for the Triangle deposit was approved in early March 2018. The mining lease permits production from the Triangle deposit.

Sigma Mill:

During 2018, applications for a number of CofA must be sent to the MDDELCC, among others:

●   the start-up of the mill as a Toll milling operation;

●   the Sigma pit paste fill plant;

●   the deposition of paste tailings in the Sigma open pit.

The Closure and Reclamation Plan of the Sigma property (Or Integra QC Inc) has to be completed in Q3-2018 and sent to the MERN for approval.

Royalties	An NSR (Net smelter return) of 2.0% is payable to Osisko Royalties. 1% can be bought out for an amount of CDN $2M. Please refer to “About the property” section below for more information.

About the property

The Lamaque Project is located in the Val-d’Or gold camp in the Province of Québec, Canada, approximately 550 km northwest of Montréal, to the east of the City of Val-d’Or in the Bourlamaque and Louvicourt townships. The property is accessible via public paved and gravel roads, gravel roads on the top of the dykes, all-terrain vehicle trails, and bush roads. Provincial Highway 117 passes through the project. The Val-d’Or airport is located at the southern edge of the property, and has regularly scheduled flights to and from Montréal. Val-d’Or is a six-hour drive north from Montréal and has a population of approximately 32,000.

The Lamaque Project represents the amalgamation of the Lamaque South Property and the Sigma- Lamaque Complex and consists of 10 mining concessions, one mining lease and 80 mining claims and encompasses 3,619.39 hectares of land. The Lamaque South Property is 100% owned directly by the Company, and the Sigma-Lamaque Complex is 100% owned indirectly through the Company’s wholly owned subsidiary, QuébecSub. The Lamaque Project consists of four separate properties as follows: Lamaque South Property (comprised of four mining concessions subject to annual fee/work requirement; five claims expiring September 14, 2017, two claims expiring September 15, 2017, one claim expiring May 3, 2017, three claims expiring November 28, 2016, four claims expiring June 22, 2016, two claims expiring January 18, 2017, three claims expiring January 27, 2017, one claim expiring July 27, 2017, and nine claims expiring April 30, 2017), Sigma-Lamaque Property (five mining concessions subject to annual fee/work requirement; and eight claims expiring on May 15, 2017), Aumaque-Union Gold-Audet Property (one mining concession subject to annual fee/work requirement; 23 claims expiring on May 15, 2017) and Sigma II Property (19 claims expiring January 20, 2017). The holder of a mineral claim can renew its title for a period of two years. The 10 mining concessions have been legally surveyed and grant surface and mineral rights, have no expiry date and will remain in good standing provided a small amount of work is done or a payment is made in lieu of work each year.

The Lamaque Project is subject to the following NSRs on certain titles:

1. Pursuant to the Lamaque Option Agreement, the Roc d’Or East and Roc d’Or West claims are subject to a 2% NSR in favor of Osisko Gold Royalties, of which half (1%) may be purchased the Company for $1,000,000;

2. Pursuant to the Lamaque Option Agreement, the Lamaque South Property is subject to a 2% NSR in favor of Osisko Gold Royalties of which half (1%) can be purchased by the Company for $2,000,000 at any time within one year of commercial production;

3. Pursuant to Roc d’Or East Extension Option Agreement, the Roc d’Or East Extension Property is subject to an NSR for the benefit of Sandstorm Gold of 2%, one-half of which (1%) may be purchased by the Company for $1,000,000.

There is no payment under royalty n.4:

4. Pursuant to the MacGregor Option Agreement, the MacGregor Property is subject to a 2% NSR, 0.6% of which is payable to Jean Robert, 0.6% of which is payable to Les Explorations Carat, and the remaining 0.8% to Albert Audet. One-half (1%) of this NSR may be purchased for $500,000.

Accessibility

The Triangle Project lies to the southeast of the Val-d’Or urban centre. The property is accessible via a public gravel road from the Provincial Highway 117 before eastern city limits or via 7e Street and the Chemin Des Gravieres Street in southern city limits.

The Val-d’Or airport is located at the southern edge of the property through the 7e Street and has regularly scheduled flights to and from Montréal. Val-d’Or is a six-hour drive north from Montréal and has daily bus service between Montréal and other cities in the Abitibi region.

Canadian National Railroad (CN) operates a feeder line that runs through Senneterre and Amos, connecting to the North American rail system eastward through Montréal and westward through the Ontario Northland Railway. A CN branch line runs through Val-d’Or and crosses the Lamaque Project. Passenger rail service is offered by VIA Rail from Montréal to Senneterre (65 km northeast of Val-d’Or) on Monday, Wednesday and Friday, and from Senneterre to Montréal on Tuesday, Thursday and Sunday.

Climate

The city of Val-d’Or has a humid continental climate that closely borders on a subarctic climate. Winters are cold and snowy, and summers are warm and damp. Based on Environment Canada statistics from 1971 to 2000, the region is characterized by a mean daily temperature of +1° C (Table 5.1). The lowest recorded temperature was -43.9° C and the highest recorded temperature was +36.1°C. The average high in July was +23.4° C. and the average low in January was -23.5° C. In winters, temperatures can drop to below -30° C for extended periods, and extreme temperatures below -40° C can occur from December through March.

Geological setting

The Lamaque Project is located in the Val d’Or district of the eastern Abitibi Greenstone Belt within the Superior Province of the Canadian Shield. Known deposits and mineral occurrences in the project area, including the Triangle Deposit, are sulphide-poor quartz veins or quartz-tourmaline-carbonate veins typical of the orogenic gold deposits common to the region. Host rocks consist of volcanic flows and volcaniclastic rocks of the Val-d’Or Formation, intruded by a variety of intermediate to mafic plugs, dykes and sills. Mineralized veins occur dominantly as shear veins within faults and shear zones cutting these units, and to a lesser degree as secondary splays and spatially-associated extension veins. These veins are preferentially localized within the mafic intrusions and in the host volcanic sequence proximal to the intrusions.

Exploration and Development

Exploration and mining development in the Val d’Or area dates back to the original discovery of gold on the property in 1923.    Documented historical production of 9.5 million ounces of gold, mainly from the Sigma and Lamaque Mines, has motivated numerous periods of exploration activity conducted by several companies. The most recent phase of exploration began in 2015, shortly after Integra Gold Corp. purchased the Lamaque Property and Sigma Mill complex. During this period, in addition to extensive drilling at Triangle, exploration drilling programs have been conducted at the Plug 4 and Parallel deposits, as well as the Aumaque, South Gabbro, Lamaque Deep, Sigma East Extension, and other targets. Development of the exploration decline at the Triangle deposit has provided underground platforms for delineation and exploration drilling programs beginning in 2016.

Due to the low levels of bedrock exposure over most of the project area, exploration targeting relies heavily on geophysical surveying combined with analysis of historical mining and exploration data. Both induced polarization and EM surveys have been utilized locally, and a drone-based high resolution magnetic survey covered most of the property in 2017.

Mineralization

Triangle Gold Deposit

The Triangle is localized within and peripheral to a feldspar porphyritic diorite referred to as the Triangle Plug. Gold mineralization in the Triangle Deposit occurs in quartz-tourmaline-carbonate-pyrite veins cutting the Triangle Plug and in the adjacent massive mafic lapilli-blocks tuffs. The veins are localized in a series of shear zones and fractures that cut both units. The thickest and most continuous veins are localized with E-W striking ductile-brittle reverse shear zones dipping 50-70° south. Veins also occur as extensional shear vein splays dipping 20-45° south as well as subhorizontal extension veins (Fig. 7.6). Gold also occurs in sericite-carbonate-pyrite alteration selvages along the veins, which are commonly foliated to schistose within fault zones

Plug No. 4 Deposit

The Plug No. 4 Deposit, located 550m north of the Triangle Deposit was historically mined in the 1960s. Gold mineralized veins are restricted to a subvertical fine- to medium-grained gabbro intrusion measuring roughly 100 to 150 m in diameter. E-W striking reverse shear zones dipping between 45° and 75° to the south cut the intrusion and host gold-bearing quartz-tourmaline-carbonate-pyrite veins. Low-angle mineralized extensional shear veins (dipping 35-45° south) are associated with these, but appear to have limited lateral continuity. At Plug No. 4, sub-horizontal extensional veins are more abundant than at Triangle, and occur in vein arrays or clusters that extend for tens of metres distance down the central core of the gabbro intrusion. The thickness of individual veins can vary from 1mm to 1.25m, with most around 5-10cm. These vein clusters can carry significant gold concentration, but grades are erratic. Where vein concentrations are greatest, average grades can be around 3-4 g/t Au over 20-30m.

Parallel Deposit

Mineralized zones at Parallel occur as sub-horizontal extension veins at shallow depths (70-200 m) and as EW-striking shear veins dipping approximately 30° south at deeper levels. The mineralized veins consist of quartz and carbonate with lesser amounts of tourmaline, chlorite and sericite, hosted within fine- to medium-grained porphyritic diorite and display alteration selvages of carbonate-albite-sericite and pyrite. The sub-horizontal extension veins are laterally extensive (up to 300 m), occur in en-echelon patterns and exhibit pinch and swell characteristics. In general, they occur in stacked sets 10-25 m thick containing up to 7 or 8 individual veins. Shear veins also occur in clusters. Typically containing up to four en-echelon within a 75 m wide vertical corridor that cuts across the porphyritic diorite. The shear veins range in width from 15 cm and 1.5 m, but can be up to 2.6 m thick locally.

Gold mineralization is also documented in numerous zones which are peripheral to, but show similar styles of vein control and host rock characteristics to, the three above deposits. The principal zones currently defined at the project include: Fortune Zone; No. 5 Plug (including No. 35 Vein); No. 3 Mine (including No. 1 and 2 Veins); South Triangle Zone; Mylamaque Zone; No. 4 Vein; No. 6 Vein; Sixteen Zone and Sigma East Zone. In addition, both the Sigma Mine and Lamaque Mine contain significant zones of residual mineralization not exploited during the historical mining of these deposits.

Drilling

Drilling campaigns on the Triangle deposit transpired over three time periods: pre 2009, 2010-2014 and 2015 to present. The latter period comprised 70% of the drill holes and meters drilled at Triangle. To date, 297 Km of drilling in 591 diamond drill holes were executed on the Triangle deposit. Most of the drilling over Plug #4 also took place in the 2015 to present period. At Plug #4 the totals consisted of 57 km in 69 diamond drill holes. Parallel zone drilling totalled 62 Km in 239 diamond drill holes. Drilling was done by wireline method with N-size (NQ, 47.6 mm nominal core diameter) equipment using up to nine (9) drill rigs. Drillers placed core into wooden core boxes with each box holding about 4.5 m of NQ core. Geology and geotechnical data were collected from the core and core was photographed before sampling.

Sampling and Analysis

The logging geologist marked up sample intervals. All vein and shear zone occurrences were sampled with suitable bracket sampling into unmineralizated host rock. Typically, about 40% of a hole was sampled. The core was cut at the Company’s core shack facility in Val-d’Or, Québec. The remaining core is stored at the Company’s core handling and storage facility. For security and quality control, diamond drill core samples were catalogued on sample shipment memos, which were completed at the time the samples were being packed for shipment. Standards, duplicates and blanks were inserted into the sample stream by Eldorado staff.

The cut core samples were sent for preparation and analyses to Bourlamaque Assay Laboratories Ltd of Val-d’Or (the primary laboratory). At times a secondary laboratory was used, also in Val-d’Or, ALS Chemex. The samples were assayed for gold by 30 g fire-assay with an atomic absorption finish. Any values greater than or equal to 5 ppm Au triggered a re-assay by fire assay using a gravimetric finish.

Technical report

The scientific and technical information regarding Lamaque in this AIF is primarily derived from or based upon the scientific and technical information contained in the technical report titled “Technical Report on the Lamaque Project, Quebec, Canada” an effective date of March 21, 2018 prepared by Stephen Juras, Ph.D., P.Geo. and Colm Keogh, P.Eng., Jacques Simoneau P.Eng., Francois Chabot, P.Eng, and Marianne Utiger, of WSP Canada Inc. , all of whom are “Qualified Persons” under NI 43-101. The report is available under Eldorado Gold’s name on SEDAR and EDGAR.

Operations

In July 2017, Eldorado Gold Corporation acquired remaining outstanding shares to own 100% of Integra Gold and the Lamaque project.

Integra’s principal asset was the Lamaque project near Val-d’Or, Quebec. Lamaque hosts an NI 43-101 indicated resource of 5.1 million tonnes at a grade of 9.13 g/t gold and an inferred resource of 3.5 million tonnes at a grade of 7.94 g/t gold (5.0 g/t gold cut-off). In November 2017, Eldorado commenced a Prefeasibility Study for the Lamaque Project. In March 2018, Eldorado released the results of the Prefeasibility study and subsequently filed an NI 43-101 compliant Technical report for the Lamaque project. The maiden reserve at Triangle indicates approximately 893,000 ounces of gold at an average grade of 7.3 g/t supporting an initial seven year mine plan with an average annual production of 117,000 ounces of gold at AISC of $717 per ounce. The prefeasibility study envisions a high-grade underground operation producing an average of 117,000 ounces of gold per year and ramping to annual production of 135,000 ounces, which the company expects to sustain with further Resource to Reserve conversion, at total operating costs of US$516 per ounce over 7 years. Eldorado Gold is currently in the process of advancing underground mining and underground ramp development as well as refurbishment of the Sigma Mill to facilitate an early 2019 start up of the project. The mining plan for the Lamaque Project calls for a predominantly mechanized mining by long-hole open stoping. Waste material generated from drift development will be used to backfill part of the long-hole open stopes.

Key Parameters	2018 Technical Report
Production Data
Life of Mine	7 Years
Mine Throughput	up to 600,000 TPA
Metallurgical Recovery Gold	94.5%*
Average Annual Gold Production	117,000 Ounces
Total Gold Produced	854,000 Ounces

Total Operating Cost/ Ounce Au	$516/Ounce
Average All In Sustaining Costs	$ 717/Ounce
Capital Cost
Initial Investment Capital	Initial Capital requirement (to commercial production $122 M USD
Economics @ $1,300 Au After Tax
Net Present Value After Tax @ 5%	$211 M
Internal Rate of Return After Tax	35%
Payback	3.3 years

*2018 production is based on Toll milling

Permitting activities have advanced through numerous steps in parallel with three PEA’s and the effort to gain social license in the community of Val-d’Or. As the proposed development scenario for Triangle involves a mining rate under the legal threshold set by the BAPE (Provincial Environmental Public Hearing Bureau), the permitting process is significantly faster and efficient. Both corporations, Integra Gold Corporation (Lamaque) and Or Integra QC Inc (Sigma), have their own set of CofA prerequisites to finalize the permitting process with the two governmental ministries: the provincial MOE (MDDELCC) for all CofA and the provincial Natural Resources (MERN) for both Closure & Reclamation Plans.

An NI43-101 technical study has been completed and released which has incorporated over 110,000 plus metres of drilling that supported the March 2017 resource model as well as information from a further 60,000 metres of drilling which has resulted in the declarations of maiden reserves for the Lamaque project. The technical study also further developed the capital and operating costs to a pre-feasibility level of confidence.

Drilling completed in the second half of 2017 included resource conversion drillholes in the upper part of the Triangle Zone, resource expansion drilling targeting deeper levels at Triangle, and testing new exploration targets in the project area.

Non-Material Properties

Stratoni

Location	Halkidiki Peninsula, northern Greece
Ownership

Hellas Gold

95% shares issued to an indirectly owned subsidiary of Eldorado Gold

5% shares issued to Aktor Enterprises Limited (“Aktor”)

The co-ownership of Hellas Gold is governed by a shareholders’ agreement

Type of mine	underground mine (Mavres Petres)
Metal	lead, zinc, silver
In situ metals as of December 31, 2017 *

Proven and probable mineral reserves: 497,000 tonnes at 178 g/t Ag, 7.0% Pb and 8.4% Zn. Contained metal is 2.8 Million ounces of Ag, 35,000 tonnes of Pb and 42,000 tonnes of Zn.

Measured and indicated mineral resources: 633,000 tonnes at 205 g/t Ag, 8.0% Pb and 9.3% Zn. Contained metal is 4.2 million ounces of Ag, 50,000 tonnes of Pb and 59,000 tonnes of Zn.

Inferred Resources: 246,000 tonnes at 145 g/t Ag, 5.4% Pb and 8.4% Zn. Contained metal is 1.1 million ounces of Ag, 13,000 tonnes of Pb and 21,000 tonnes of Zn.

Piavitsa, a satellite deposit to Stratoni, includes inferred mineral resources of 1.93 M ounces at 5.7 g/t Au, 19.2 M ounces at 57 g/t Ag

Average annual production**: 2017 - 2018	10,000 tonnes Pb, 15,000 tonnes Zn, 700,000 ounces Ag
Expected mine life**	3 years based on current proven and probable mineral reserves
Workforce	492 (362 employees and 130 contractors)

* Mineral reserves are included in the total of mineral resources.

** Based on current proven and probable mineral reserves.

Licenses, permits, royalties and taxes

Surface rights	A number of mining concessions (4, 12, 15, 16, 17, 25, 29, 30, 33, 34, 35, 42, 44, 45) covering 118.8km2, granted until March 6, 2026; can be extended twice for durations of 25 years each.
Permits

The MOE of Greece formally approved the EIS submitted by Hellas Gold for the Kassandra Mines which include the Mavres Petres mines and involves an area of 26,400 ha in northeastern Halkidiki (Macedonia Region). This covered the continued operation of Stratoni and for the development of Olympias and Skouries, thus completing the official approval process for the EIS.

The EIS covering Olympias, Skouries and Stratoni mine was submitted by Hellas Gold in August 2010 and was approved in July 2011. This EIS covers all environmental issues for the project.

Since 2012, the MOE and other agencies have not fulfilled their legislated permitting and licensing obligations. During 2015, the MOE revoked or suspended certain permits of Hellas Gold which has had a negative impact on our schedule and budget to develop our assets.

Royalties and taxes

Based on current Greek legislation, royalties are applicable on active mining titles. The royalty is calculated on a sliding scale tied to metal prices. At $17 / oz Ag, $2,400 tonne Pb and $2,750 / tonne Zn, Hellas Gold would pay a royalty of approximately 1.5% on Ag revenues, 1.5% on Pb revenues and 2.0% on Zn revenues. The corporate income tax rate for Greek companies is currently 29%.

About the property

Stratoni is located in the Halkidiki Peninsula, of the Central Macedonia Province in Northern Greece, approximately 100km east of Thessaloniki, which is the second largest city in Greece.

Operations

Mining is a combination of transverse and longitudinal drift-and-fill methods with rock breaking by conventional drill and blast. The stoped area is then tight filled with cemented tailings from surface. Previous mining has generated considerable experience with the ground conditions and the rock mass’ physical and geotechnical characteristics. Support varies based on size and ground conditions. Some areas are supported with backpacked steel sets while others are supported with rock bolts and shotcrete.

The Stratoni concentrator plant is currently operating on a campaign basis, five days a week at a rate of approximately 50 tonnes/hour of ROM ore from the Mavres Petres mine. Lead, silver and zinc recoveries of 91.5%, 80% and 91.5%, respectively, are achieved. The grade of the bulk lead/silver concentrate is typically 70.5% Pb with approximately 1,600 g/t Ag; the zinc concentrate contains 50% Zn. The crushing circuit is capable of crushing up to 750,000 dmt per annum and, as a consequence, is currently operating for approximately one-third of the available time. Fine ore which has been crushed to minus 12mm is then ground to 80% minus 200 microns in a conventional rod mill/ball mill circuit, then sent to the differential flotation circuit. Lead concentrate is recovered first, then zinc minerals are subsequently recovered from the lead circuit tailing. Thickeners and disc filters are used to dewater lead and zinc concentrates, which are weighed and conveyed to storage sheds for shipment to the smelter. Shipment occurs either through the loading facility at Stratoni port or via the Thessaloniki port. The Stratoni port can be used for materials being sold into the European Mediterranean market with the larger vessels using the alternate port.

The lead and zinc concentrates produced from Stratoni operations are sold pursuant to off-take agreements entered into in August 2014 for the sale of 30,000 wmt of lead concentrate and 66,000 wmt of zinc concentrate from September 2014 through February 2016. In addition, pursuant to an April 2007 Silver Purchase Agreement (SPA) with Silver Wheaton, Hellas Gold has agreed to sell all of the silver contained in lead concentrate produced from an area of approximately 7km² around its zinc-lead-silver Mavres Petres mine. Hellas Gold received an upfront cash payment of $57.5M from Silver Wheaton and is to receive the lesser of $3.90 per ounce of silver (subject to an annual 1% inflationary adjustment) and the then prevailing spot market price per ounce of silver. In October 2015, the SPA was amended and Hellas Gold will receive additional top up payments (TUP) per ounce of silver, based on the number of exploration metres drilled at Stratoni by December 31, 2020. The TUP payments are in addition to fixed payment of $3.90 per ounce and will be based on the following schedule:

●	10,000-19,999 metres of drilling = $2.50/oz TUP
●	20,000-29,999 exploration metres of drilling = $5.00/oz TUP
●	30,000+ exploration metres of drilling = $7.00/oz TUP

At the end of 2017, approximately 4,600m of exploration drilling qualified under the terms of the agreement.

Hellas Gold receives 90% of payment upon shipment of Pb/Ag concentrate with the balance paid after settlement of weights and assays and issuing of the final invoice. Hellas Gold receives 90% to 100%, depending on the respective agreement, of payment upon shipment of Zn concentrate with the balance paid after settlement of weights and assays and issuing of the final invoice.

Please see section titled “Business—Description of mineral properties—Material properties—Olympias” for a description of the Hellas Gold Litigation.

Tocantinzinho

Development Project

Location	Pará State, Brazil
Ownership	100% Through Brazauro a wholly owned subsidiary of Eldorado Gold
Type of mine	open pit
Metal	Gold
In situ gold (as of December 31, 2017):

Proven and probable mineral reserves: 39.6 million tonnes at 1.43 g/t Au for 1.82 M contained ounces.

Measured and indicated mineral resources: 48.7 million tonnes at 1.35 g/t Au for 2.11 million contained ounces.

Inferred mineral resources: 2.4 million tonnes at 0.90 g/t Au for 69,000 contained ounces.

Average annual production*	170,000 ounces
Expected mine life	10 years**
Workforce	82 (10 employees and 72 contractors)

* Mineral reserves are included in the total of mineral resources.

** Based on current proven and probable mineral reserves.

History

1950	Gold is discovered in the Tapajos region.
1970-80	The gold rush began at Tocantinzinho and in the Tapajos region with garimpeiro activities.
1987	Mineracao Aurifera Ltda. acquired rights to exploration for gold in Tocantinzinho.
1991	Altoro and Renison Goldfields formed a joint venture to conduct geological exploration in Tocantinzinho.
2003-08	Brazauro, a subsidiary of Jaguar Resources, acquired the Tocantinzinho properties and conducted a 97 hole, 25,600 meters of drilling campaign.
2008	Eldorado Gold signed an option agreement with Brazauro and together with Unamgen, a wholly owned subsidiary of Eldorado Gold, carried out a 62 hole 19,431m drilling program.
2010	Eldorado Gold acquired Brazauro and the Tocantinzinho project.
2012	Eldorado Gold announced the prefeasibility study and reserves of 1.97M ounces of gold at Tocantinzinho. Eldorado Gold is granted the Preliminary Environment License for the Tocantinzinho project.
2015	Eldorado Gold announced a positive feasibility study on the Tocantinzinho project.
2016

A decision to commence construction at Tocantinzinho has been deferred until all permits are in place. Federal Government issued Provisional Measure PM-758 on December 20, 2016 implementing changes to the Jamanxim National Park increasing the area by 51,135ha. The Tocantinzinho Project was outside of the Park, but inside the 3km buffer zone resulting in restrictions for implementation of a mine.

2017

The Congress voted on an alteration of MP 758 in March 2017 to eliminate the extension of the National Park. It resulted in a Conversion Bill (MP 758 with new text), suppressing articles 4 and 5 which were negatively affecting the Tocantinzinho Project. On June 19, the President approved the Convention Bill, resulting in Law 13452/17, eliminating definitively the risk for the Tocantinzinho Project.

Negotiations with landowners (squatters) and garimpeiros were finalized in July and August 2017. Legal documents were received and payments completed with the groups. Brazauro is completing legal matters to guarantee the agreement.

Licenses, permits and royalties

Licenses

In 2012, Tocantinzinho was granted its Preliminary Environmental License (PEL) number 1218/2012 by SEMAS Environmental Agency and by COEMA Environmental Council of Para State. It was granted after affirmative public hearings held with the local community and the recommendation of the EIA was received from the technical and legal sections of SEMAS agency.

On April 19, 2017, before the expiration date of the PEL, the Installation License (LI) No 2720/17 and the Forest Suppression Authorization (FSA) No 3383/17 for the Tocantinzinho project were granted by SEMAS Environmental Agency of Para State. The LI and FSA authorize immediate deforestation and project construction. The validity of the LI and FSA is 3 years, expiring by April 2020.

On November 20th, 2017, the Installation License number 2796/17 was granted by SEMAS authorizing the construction of flotation tailings dam and CIP tailings pond structures. It will expire on Nov. 20th 2020.

On December 28th , 2017, the Authorization for Deforestation number FSA 3642/17 and the (LI) Installation License number 2797/17 were granted by SEMAS permitting the construction of 200km 138kV Electrical Transmission Line to transport 18MW power to the Tocantinzinho Project Site. This Installation License will expire on Dec. 27th 2020.

Permits

The Tocantinzinho deposit comprises two exploration permits numbered #850.706/1979 and #850.300/2003. Both permits were applied for at the National Department of Mineral Production (DNPM) in 2011 and approved in 2012. The permits cover an area of 12,888.85ha.

On July 19, 2013, Brazauro presented to DNPM the Economic Exploitation Plan of Tocantinzinho in order to apply for the Mining Concession and Easement Concession.

The Mining Concession application was submitted to DNPM on April 27, 2017 with the presentation of the Installation License. The Mining Concession will confirm the Mineral Rights to Brazauro by the Brazilian government and will authorize pre-stripping and mining activities

Royalties

Based on current Brazilian legislation, a royalty of 1.0% on net revenues is payable to the Brazilian government. However, on August 25, 2017 the Federal Government issued the Provisional Measure PM 789/2017 increasing the royalty to 2% on gross revenue. The PM 789/2017 will be discussed and amended in the Congress to have a final sanction by the Brazilian President.

A contractual royalty of 3.5% on Au produced is payable to Sailfish Royalty Corp. Eldorado retains the right to buy-back an undivided 2% of the royalty for $5.5 million upon a positive construction decision.

About the property

Geological setting

Tocantinzinho is located in the State of Para in Northern Brazil, in the Tapajos region. It is estimated that the Tapajos region historically has produced up to 30M ounces of gold from artisanal miners exploiting both alluvial and saprolite hosted gold.

Development

Eldorado Gold acquired 100% of Brazauro, including the Tocantinzinho project, in 2010 following fulfillment of commitments to earn an interest in the project through exploration. Exploration and development at the project continued in 2011. Fieldwork was initiated to collect data on geotechnical, hydrogeological, and hydrology conditions at the site, in preparation for a prefeasibility study which was completed in 2012. The prefeasibility study defined an open pit mining operation supported by a conventional metallurgical gold recovery process based on flotation of the sulphide ore, followed by cyanidation of the flotation concentrate to produce gold doré on-site. Design of the open pit mine, process plant and infrastructure generated the basis for estimating capital and operating costs. Project economics indicated by the prefeasibility study generated a positive return.

Engineering work was advanced through several stages of optimization, culminating in the release of a feasibility study for Tocantinzinho in 2015 indicating an IRR of 13.5%.

Further work was undertaken by Eldorado Gold in 2015 and 2016 to increase the level of engineering on the project and incorporate the effects of a significant downturn in the Brazilian economy, which positively impacted both capital and operating costs. The results of this work, released in 2016, and improved gold prices have seen an increase in economic performance of the project resulting in a net present value of $317M @ 5%, IRR of 17% with a cash operating cost of $536 / ounce Au based on a Real exchange of $R3.75 per U.S. dollar. Results from this optimization study are summarized below:

Project Data	2017 Optimization Results
Production Data
Life of Mine	10 Years
Mine Throughput	4,300,000 TPA
Metallurgical Recovery Gold	90.1%
Average Annual Gold Production	170,000 Ounces
Total Gold Produced	1,665,000 Ounces
Operating Costs/ Tonne Ore
Total Operating Cost/Tonne Ore	$23.03/Tonne
Cash Operating Costs	$535/Ounce
Capital Cost
Initial Investment Capital	$463.8M
Economics @ $1,300 Au After Tax
Net Present Value After Tax @ 5%	$317M
Internal Rate of Return After Tax	17%

Permitting activities have advanced through numerous steps in parallel with advancing engineering designs. This included the receipt of the PEL in 2012. Environmental field investigations have been carried out on the site since 2011, developing a baseline profile of the area to support permitting efforts. An application for an installation license was made in 2016. The installation license was granted on April 2017, is valid for three years, and allows the Company to initiate construction on-site.

At the end of 2016, Eldorado Gold deferred the construction decision until all permits were in place. The Mining Concession is currently the only major outstanding permit. Work continues on various engineering and infrastructure projects.

Certej

Development Project

Location	Apuseni Mountains, Transylvania, Western Romania
Ownership

Deva Gold

80.5% shares issued to an indirectly owned subsidiary of Eldorado Gold

19.25% shares issued to Minvest S.A.

0.25% shares issued to a minority shareholder

The co-ownership of Deva Gold is governed by the Articles of Association and the Incorporating Contract.

Type of mine	open pit
Metal	gold, silver
In situ metal as of December 31, 2017*

Proven and probable mineral reserves: 44.3 M tonnes at 1.69 g/t Au and 11 g/t Ag for contained metal of 2.40 M ounces Au and 15.6 M ounces Ag.

Measured and indicated mineral resources: 90 M tonnes of 1.40 g/t Au and 9 g/t Ag for contained metal of 4.06 M ounces Au and 25.6 M ounces Ag.

Inferred mineral resources: 12.2 M tonnes at 0.96 g/t Au and 3 g/t Ag for 0.38 M ounces Au and 1.4 M ounces Ag.

Average annual production**	140,000 ounces per annum
Expected mine life**	15 years, based on 2017 proven and probable mineral reserves
Workforce	316 (263 employees and 53 contractors)

* Mineral reserves are included in the total of mineral resources.

** Based on current proven and probable mineral reserves.

History

Historic times	Gold mining at Certej dates back to the 18th century.
Pre-1970	Small-scale ad-hoc mining around Certej.
1970	Government mining Company Minvest commenced mining of Bocsa base metal deposit 1km east of Certej.
1983	Minvest-owned Certej mine took over the Baiaga-Hondol deposit, (the Central and West part of Certej), and exploration and pre-stripping work on the deposit continued.
2000	European Goldfields (through their 80%-owned subsidiary Deva Gold) acquired a stake in the Certej concession.
2002	Two years of surface and underground channel sampling and RC and diamond drilling culminated in an independent estimate of mineral resources by consultants RSG Global.
2006	Minvest closed its mining and processing operations at the Coranda open pit and the Certej village.
2007	Detailed technical and economic studies on Certej were submitted in March 2007
2012

Eldorado Gold acquired the Certej project via the indirect acquisition of Deva Gold, through the acquisition of European Goldfields; 9,700m of drilling were completed resulting in an increase in mineral resources by 1.57M ounces to 4.30M ounces.

2014

A prefeasibility study for the Certej project was released in April 2014 defining an economically feasible open pit mining operation utilizing flotation, pressure oxidation and cyanide leaching to recover gold and silver from the deposit. The study also defined the infrastructure required to sustain the operation over the estimated 15 years of operation at a throughput of 3.0Mtpa.

2015

Eldorado Gold released a feasibility study for the Certej project in May 2015. Results of the study confirmed the positive prefeasibility study issued in 2014. Conventional open pit mining will be used in conjunction with flotation, pressure oxidation and cyanide leach to produce gold/silver doré on-site. The production rate remains at 3.0Mtpa resulting in a 15-year LOM including treatment of low-grade stockpiles at the end of mine life.

2016	Eldorado Gold continued the metallurgical and environmental testwork required to support a change in permitting to allow the use of pressure oxidation instead of the permitted Albion process.
2017	Work continued with a focus on engineering, site optimizations, geotech works and construction of the offsite infrastructure (water line, power line, water tanks).

Licenses, permits, royalties and taxes

Licenses

Deva Gold currently owns the Certej exploitation concession along with an exploitation license for the Baita-Craciunesti area and exploration licenses for Certej Nord and Troita – Pitigus and Varmaga. The Certej exploitation license covers 26.7km2 and was granted for a period of 20 years with the possibility of extension for periods of 5 years commencing on the day the concession was gazetted on January 25, 2000. Deva Gold is in the process of acquiring land to accommodate surface infrastructure for the mine and provide reforestation areas as required by applicable legislation.

European Goldfields Deva SRL, an indirect wholly owned subsidiary of Eldorado Gold, holds the following licences:

●   Saliste - Hondol limestone exploitation license (7.4km2)

●   Brad exploration license (72.4km2)

Permits

In March 2007, Deva Gold submitted a technical feasibility study (TFS) to the National Agency for Mineral Resources in support of a permit application to develop Certej. The TFS was approved in July 2008 and the reserve was registered.

On July 5, 2012, the Environmental Permit for Certej was approved by the Timisoara Department of Environment. This permit allows the project to move forward with applications for forestry permits and to apply for a construction permit.

Amendments to the EIA covering site modifications were approved in 2013. In November 2013, the revised EIA was approved by the environmental authorities in order to incorporate the changes in design of the project.

Additional environmental and construction permits for quarrying and construction of offsite infrastructure were received in 2014, 2015 and 2016. Also received were the construction permits for the site establishment area of the project.

Royalties and Taxes

Based on current Romanian legislation, we will be required to pay a royalty of 6.0% on production of Au and Ag to the Romanian Government.

The corporate income tax rate for Romanian companies is currently 16%.

About the property

Certej is located in the southern part of the Apuseni Mountains in central Romania, some 12km north-northeast of the regional town of Deva in Hunedoara County.

Operations

The project involves the mining and processing of 3.0Mtpa of ore. Ore will be provided to the process facilities for the first 13 years from the open pit, and for a subsequent two years from the low grade stockpile.

The deposit will be mined by an owner-operated fleet utilizing conventional open pit methods, including drilling, blasting loading and hauling. Ore will be transported by 90 ton haul trucks directly to the ore processing facilities. Low grade ore will be hauled to a stockpile for rehandling and processing at the end of the mine life. Waste Rock from the open pit will be either hauled to the waste rock dumps located in close proximity to the pit or used for construction of the tailings management facility embankment.

The ore will be comminuted by crushing, followed by a combination of SAG and ball milling. The ground ore will then be subjected to flotation to produce a concentrate that undergoes an oxidative pre-treatment step utilizing pressure oxidation. The oxidized material will be treated with lime and limestone at elevated temperatures to facilitate silver recovery prior to conventional precious metal recovery by carbon-in-leach cyanidation, carbon stripping and electrowinning. CIL tailings will undergo cyanide destruction prior to disposal in the tailings facility.

The currently permitted metallurgical process involves the production of a gold and silver-bearing concentrate utilizing conventional mineral processing technology followed by the oxidation of this flotation concentrate through the Albion Process. This involves the use of oxygen and ambient temperatures and pressures to oxidise this material in specially constructed tanks. Following this step, the oxidised material would be leached with cyanide and, finally, the production of gold and silver bullion in doré would be completed on-site.

Detailed technical and economic studies on Certej were submitted in March 2007, followed by the TFS which was approved in July 2008 by the National Agency for Mineral Resources. The TFS has been further updated to incorporate an optimisation of the tailings facility sites and additional mineral resources defined from additional drilling in 2012. Eldorado released the results of a prefeasibility level study based on changes to the mineral resource, process optimization and changes in gold price in 2014. This has been followed up with the preparation of a feasibility study, released in 2015, which has confirmed the positive economics of the project.

Work has continued on trade off studies to optimize the project and provide technical support for ongoing permitting activity.

Environment

A Certej EIS was initiated in 2007 in accordance with the provisions of the Order of the Ministry of Environment and Water Administration No. 863/2002. The Certej EIS was produced by a consortium of Romanian-certified consulting companies and institutes coordinated by the Technical University of Cluj-Napoca, which prepared separate reports for the individual sections of the EIS. The study was prepared in accordance with Romanian and EU Directives. The study shows that the project was designed to respect the best available technologies for this type of deposit. The study considered a baseline study showing the impact of the proposed project on all the environmental and social factors, together with mitigation measures. The Certej EIS was compiled and submitted to the Romanian authorities in August 2010. On July 5, 2012, the Environmental Permit for Certej was granted in compliance with all Romanian legislation and EU regulations. In November 2013, the revised Environmental Permit was approved by the Environmental Protection Agency Hunedoara.

Perama Hill

Development Project

Location	Thrace region, northern Greece
Ownership	100%, through Thracean, an indirect wholly owned subsidiary of Eldorado Gold
Type of mine	open pit
Metal	gold, silver
In situ metals as of December 31, 2017*

Proven and probable mineral reserves: 9.7 M tonnes at 3.13 g/t Au and 4 g/t Ag for contained metal of 0.98 M ounces Au and 1.2 M ounces of Ag.

Measured and indicated mineral resources: 12.4 M tonnes at 3.46 g/t Au and 8 g/t Ag for contained metal of 1.38 M ounces Au and 3.17 M ounces Ag.

Inferred mineral resources: 8.8 M tonnes at 1.96 g/t Au and 7 g/t Ag for contained metal of 0.55 M ounces Au and 1.86 M ounces Ag.

Average annual production**	104,000 ounces (recovered)
Expected mine life**	8 years, based on 2017 proven and probable mineral reserves
Workforce	10 (10 employees and 0 contractors)
Production	dependent on approval of Perama Hill EIA by Greek MOE placed on care and maintenance in January 2016

* Mineral reserves are included in the total of mineral resources.

** Based on current proven and probable mineral reserves.

Licenses, permits, royalties and taxes

Mining	Two mining titles cover 1,897.5 hectares; issued December 1999, expire December 2049. Can be extended for another 25 years.

Exploration	The two mining titles have effectively superseded the mining exploration licenses we had already obtained.

Permits

We need the following permits:

●  Preliminary Environmental Impact Assessment (PEIA): we received approval of the PEIA in 2012;

●  Perama Hill EIA application was submitted to the MOE in the second quarter of 2012;

●  Mine operation license; and

●  Construction and operation licenses.

Royalties and taxes

Based on current Greek tax legislation, royalties are applicable on active mining titles. The royalty is calculated on a sliding scale tied to metal prices. At Eldorado’s 2017 budgeted gold and silver prices ($1,250 / oz gold and $17 / oz silver) Perama Hill would pay a royalty of approximately 1.5% on gold revenues and 1.5% on silver revenues.

The corporate income tax rate for Greek companies is currently 29%.

About the property

Perama Hill is in the Thrace region of northern Greece, in a rural area 25 km west-northwest of Alexandropoulos and 20 km south of Sapes.

Operations

Conventional open pit mining would be used at Perama Hill. The pit would operate one 8-hour shift 5 days per week. The crushing circuit would operate 16 hours per day, 7 days per week. The mining and crusher loading operation would not run 24 hours per day because of its proximity to the local village. The processing plant would operate 24 hours per day.

The mine would use six 33 tonne trucks and two matching backhoes. A front-end loader would be used for the ore stockpile at the crusher. The process plant would use water from recycled sources, a local borehole as well as surface runoff where possible. The TMF would have a structural fill embankment and filtered tailings, and be close to the open pit. The TMF would be lined with impermeable GCL and HDPE membrane.

Metallurgical test work, including studies of crushed composite drill core samples, has been carried out on hard and soft material, and on a composite representative of the ore. The results indicate that the material is all non-refractory and a standard CIL circuit can be used for gold extraction.

Based on this testing, Aker Solutions E&C Ltd. (now Jacobs Engineering) designed a three-stage crushing circuit followed by a single stage ball mill, operating in closed circuit with hydro cyclones as follows:

●	the crushing and grinding circuit will produce a product with 80% passing 75 microns (µm);
●	this will be thickened in a high-rate thickener before pre-aeration, and then leached to recover the gold;
●	carbon would be removed and the gold extracted by a split stream Anglo American Research Laboratories elution process;
●	the tailings will be detoxified using the INCO process; and
●

after detoxification, the tailings from the processing facility will be thickened and then filtered to remove any excess water. This material will be transported by truck and conveyor then placed in a lined tailings storage facility.

Production and cost estimates:

●	average production: 1.20 million tonnes of ore per year, plus 350,000 tonnes of waste and low-grade mineralized oxide, less than cut-off grade material, to be stockpiled;
●	average gold doré production: 104,000 ounces per year;
●	expected cash operating cost: $288 per ounce; and
●	capital costs: $240 million (including sustaining capital).

Environment

We have completed an application and are currently waiting for the environmental permit license.

The permitting process is initiated by submitting a PEIA to the MOE, which acts as the lead agency. The MOE carries out a detailed review of the environmental impact study, coordinates input from the Ministries of Agriculture, Culture, Development and Health, and manages a public consultation process that involves a series of public meetings. At the same time, the MOE establishes environmental terms of reference that define the environmental criteria under which the mine will operate. Once these have been reviewed and finalized in an EIA, the MOE would approve the Perama Hill EIA. However, the application was completed in 2012 and, to date, we have received no response from the MOE.

In October 2000, Perama Hill’s PEIA was submitted to the MOE by the previous owners, Frontier Pacific Mining Corporation. Also in that year, petitions by third parties were filed against the MOE to annul the Pre-Approval Act, which established the framework for the Perama Hill EIA. On August 18, 2008 the 5th Session of the Conseil d’Etat accepted the petitions by third parties for annulment and invalidated the Pre-Approval Act, which invalidated the EIA.

In 2009, Thracean submitted a new PEIA under an amended Pre-Approval Act. This assessment describes the environment and the Perama Hill project, and includes an evaluation and assessment of the project’s environmental impacts (landscape and visual, soil, land cover, surface water and ground water). Approval for the

PEIA was received from the MOE on February 21, 2012. The receipt of the PEIA is a major milestone in the permitting process as it marked the approval of the project by all ministries. The next step in the process is the approval of the Perama Hill EIA. This study addresses the terms of reference issued by the MOE resulting from the PEIA review. Following approval of the Perama Hill EIA, a series of construction and operating related permits will be required to commence construction of and production at the Perama Hill mine.

For further description of all of our risks please refer to “Risks in our business” section on page 91.

Sapes Project

Exploration Project

Location	Thrace region, northern Greece
Ownership	100% Thrace Minerals, a wholly-owned indirect subsidiary of Eldorado Gold
Type of mine	open pit & underground
Metal	gold, with some silver and copper
In situ metals as of December 31, 2017*	Measured and indicated mineral resources: 2.4 M tonnes at 6.08 g/t Au for 0.47 M ounces Au; Inferred mineral resources: 1.01 M tonnes at 10.65 g/t Au for contained metal of 0.35 M ounces.
Average annual production	to be determined
Expected mine life	to be determined
Workforce	9 (9 employees and 0 contractors)
Production	to be determined: placed on care and maintenance in January 2016

* Sapes project mineral resource estimates are included in “Table 2: Eldorado Mineral Resources as of December 31, 2016.” There is no assurance that the mineral resource for the Sapes project will not change.

Licenses, permits, royalties and taxes

Mining

Sapes Mine Lease Contract No 850/1993 (the Lease) signed with the Ministry of Development in the Greek Government in 1993, for a five-year period. This lease has now been renewed for five more five-year periods and will expire in 2023. There is currently no provision to extend the license past the five 5-year extensions. The Lease covers an area of 20.11 km2. Technically, if work is not completed in compliance with the regulations, the Company may lose the license as we are in default of the license conditions.

Exploration	Three adjacent exploration license applications are pending.
Permits

The PEIA was approved on July 13, 2012 by the MOE. Following receipt of that document, Sapes filed the full EIA with the MOE for the project on December 12, 2012.

Applications for drill permits have been completed over 2016 and 2017. To date, Hellas Gold have not received any permits to complete drilling over the Sapes property.

Royalties and taxes

Based on current Greek legislation, royalties are applicable on active mining titles. The royalty is calculated on a sliding scale tied to metal prices. At $1,250 / oz Au, Thrace Minerals would pay a royalty of approximately 1.5% on Au revenues.

The corporate income tax rate for Greek companies is currently 29%.

About the property

The Sapes project is located approximately 2km east of the village of Sapes in northeastern Greece and is 14km from the Perama Hill project. Sapes village has a population of approximately 9,500. The regional capital is Komotini which lies approximately 35km northwest of Sapes. Sapes is located approximately 60km west of the Turkish border and approximately 35km south of the Bulgarian border.

Operations

Sapes was acquired in 2014 through Eldorado Gold’s acquisition of Glory Resources Ltd. We are currently assessing the project and will determine the project scope after further drilling. At that time, we will determine permit methodology and assess whether the previous PEIA is applicable or not.

Based on the previous PEIA, Sapes was based around mining a small, underground high-grade epithermal gold deposit (Viper) along with a lower grade surface deposit (St. Demetrious). The Viper deposit would be accessed by a decline and ore would be hauled by articulated low profile dump trucks to a process plant. The St. Demetrious deposit would be mined by conventional open pit mining methods. This ore is also to be hauled to the process plant and then mixed with the Viper ore.

Ore would be crushed and ground before passing through a gravity circuit and on to a copper flotation plant producing a copper/gold concentrate. The copper/gold concentrate is expected to assay approximately 18% Cu and 1,000 g/t gold. The gravity circuit concentrate would be smelted on-site to produce gold doré.

Approximately 40% of the tailings would be classified, mixed with cement and relocated underground as backfill. The remaining tailings would be pumped to a dedicated TMF, designed to provide safe storage within statutory limits.

For further description of all of our risks, refer to section titled “Risk factors in our business” on page 91.

Vila Nova

Iron Ore Mine

Vila Nova Iron Ore Mine was placed on care and maintenance in Q4 2014. Two shipments were completed in H1 2017, selling 44,734 tonnes of lump iron ore and 46,488 dry metric tonnes of sinter fines, taking advantage of a short period of higher prices of iron ore. Orders were placed for a zero cost collar to protect against the risk of a decrease in the market price for iron ore.

The Vila Nova mine permits are in good standing with the main operating licenses was renewed in 2016 for a period of six years expiring in 2022. A report requesting the mining suspension was applied for in compliance with regulations.

Mineral reserves and resources

Year-end 2017 mineral reserve and mineral resource tabulations

Table 1: Eldorado Mineral Reserves, as of December 31, 2017
Project (Our Interest)	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable			Estimated Metallurgical recovery
GOLD	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au

	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80.5%)	22,788	1.93	1,414	21,500	1.43	988	44,288	1.69	2,402	87%
Efemçukuru (100%)	2,032	7.12	465	2,020	6.34	412	4,052	6.73	877	93%
Kışladağ (100%)	113,253	0.83	3,032	5,306	0.60	102	118,560	0.82	3,134	80%
Lamaque (100%)	111	8.78	31	3,698	7.25	862	3,809	7.30	893	95%
Olympias (95%)	3,610	7.49	870	11,122	7.21	2,577	14,732	7.28	3,447	88%
Perama (100%)	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975	90%
Skouries (95%)	75,804	0.87	2,132	81,862	0.62	1,641	157,666	0.74	3,773	84%
Tocantinzinho (100%)	16,699	1.53	821	22,914	1.36	1,003	39,613	1.43	1,824	90%
TOTAL GOLD	236,774	1.20	9,119	155,642	1.64	8,206	392,417	1.37	17,325
SILVER	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag

	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80.5%)	22,788	10	7,004	21,500	12	8,551	44,288	11	15,555	80%
Olympias (95%)	3,610	105	12,165	11,122	120	42,756	14,732	116	54,921	84%
Perama (100%)	2,477	3	254	7,220	4	897	9,697	4	1,151	60%
Stratoni (95%)	0	0	0	497	178	2,844	497	178	2,844	80%
TOTAL SILVER	28,875	21	19,423	40,339	42	55,048	69,214	33	74,471
COPPER	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu

	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries (95%)	75,804	0.52	393	81,862	0.47	386	157,666	0.49	779	91%
TOTAL COPPER	75,804	0.52	393	81,862	0.47	386	157,666	0.49	779
LEAD	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb

	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)

Olympias (95%)	3,610	3.5	126	11,122	4.0	442	14,732	3.9	568	85%
Stratoni (95%)	0	0.0	0	497	7.0	35	497	7.0	35	92%
TOTAL LEAD	3,610	3.5	126	11,619	4.1	477	15,229	4.0	603
ZINC	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn

	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias (95%)	3,610	4.8	173	11,122	5.5	610	14,732	5.3	783	91%
Stratoni (95%)	0	0.0	0	497	8.4	42	497	8.4	42	92%
TOTAL ZINC	3,610	4.8	173	11,619	5.6	652	15,229	5.4	825

1 Mineral reserve cut-off grades:; Efemçukuru 3.08 g/t Au; Lamaque: 3.5 g/t; Kışladağ $12.25 NSR; Perama: 0.8 g/t Au; Tocantinzinho: 0.42 g/t Au; Skouries: $12.00 NSR (open pit), $33.33 NSR (underground); Olympias: $130.00 NSR; Stratoni: 14.3% Zn Equivalent grade (=Zn%+Pb%*1.1+Ag%*114) and Certej: 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.0121).

Table 2: Eldorado Mineral Resources, as of December 31, 2017
Project (Our Interest)	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
GOLD	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au

	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80.5%)	27,518	1.80	1,592	62,463	1.23	2,472	89,981	1.40	4,064	12,228	0.96	376
Efemçukuru (100%)	2,668	8.04	689	2,628	7.10	599	5,296	7.57	1,288	3,580	6.20	714
Kışladağ (100%)	367,425	0.64	7,596	92,954	0.47	1,411	460,379	0.61	9,007	290,466	0.45	4,165
Lamaque (100%)	132	10.40	44	4,565	8.39	1,231	4,697	8.45	1,275	5,368	7.29	1,258
Olympias (95%)	3,627	9.39	1,096	10,804	8.57	2,978	14,431	8.78	4,074	3,675	8.12	960
Perama (100%)	3,064	4.30	424	9,375	3.18	958	12,439	3.46	1,382	8,766	1.96	554
Piavitsa (95%)				0	0.0	0	0	0.0	0	10,542	5.70	1,932
Sapes (100%)				2,423	6.08	474	2,423	6.08	474	1,011	10.65	346
Skouries (95%)	100,018	0.79	2,534	189,263	0.47	2,867	289,281	0.58	5,401	170,136	0.31	1,680
Tocantinzinho (100%)	17,530	1.51	851	31,202	1.26	1,264	48,732	1.35	2,115	2,395	0.90	69
TOTAL GOLD	521,982	0.88	14,826	405,677	1.09	14,254	927,659	0.98	29,080	508,167	0.74	12,054
SILVER	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag

	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (80.5%)	27,518	9	7,768	62,463	9	17,833	89,981	9	25,601	12,228	3	1,364
Olympias (95%)	3,627	131	15,314	10,804	141	48,855	14,431	138	64,169	3,675	112	13,142
Perama (100%)	3,064	3	335	9,375	9	2,833	12,439	8	3,168	8,766	7	1,860
Piavista (95%)				0	0	0	0	0	0	10,542	57	19,156
Stratoni (95%)	0	0	0	633	205	4,172	633	205	4,172	246	145	1,147
TOTAL SILVER	34,209	21	23,417	83,275	28	73,693	117,484	26	97,110	35,457	32	36,669
COPPER	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu

	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Skouries (95%)	100,018	0.48	484	189,263	0.40	758	289,281	0.43	1,242	170,136	0.34	578
TOTAL COPPER	100,018	0.48	484	189,263	0.40	758	289,281	0.43	1,242	170,136	0.34	578
LEAD	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb

	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias (95%)	3,627	4.4	157	10,804	4.7	509	14,431	4.6	666	3,675	3.4	125
Stratoni (95%)	0	0.0	0	633	8.0	50	633	8.0	50	246	5.4	13
TOTAL LEAD	3,627	4.3	157	11,437	4.9	559	15,064	4.8	716	3,921	3.5	138
ZINC	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn

	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias (95%)	3,627	5.9	213	10,804	6.7	725	14,431	6.5	938	3,675	3.9	142
Stratoni (95%)	0	0.0	0	633	9.3	59	633	9.3	59	246	8.4	21
TOTAL ZINC	3,627	5.9	213	11,437	6.9	784	15,064	6.6	997	3,921	4.2	163

1 Mineral resource cut-off grades : Kışladağ    0.30 g/t Au for M+I, 0.35 g/t for Inferred; Efemçukuru 2.5 g/t Au; Lamaque 2.5 g/t Perama: 0.5 g/t Au;    Tocantinzinho: 0.3 g/t Au; Certej: 0.7 g/t Au; Skouries: 0.20 g/t Au Equivalent grade (open pit), 0.60 g/t Au Equivalent grade (underground) (=Au g/t + 1.6*Cu%); Olympias: $50 NSR; Piavitsa: 3.5 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit).    Resource cut-off for Stratoni is geological based due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.

General notes on the tabulated mineral reserves and mineral resources

Mineral reserves and mineral resources are reported on a 100% basis for each property and where applicable, are calculated to the end of 2017 mining limits. Except as described in this AIF, there are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves and mineral resources. Estimates of mineral resources include mineral reserves.

Grade estimates for the mineral resources are based almost entirely on diamond drillhole samples. Sampling and analyses of these samples are governed by company-wide protocols to provide consistent and quality results. Analysis for gold, silver, copper, lead and zinc were almost all done on sawn half core samples using fire assay, AAS and ICP analytical methods. These analyses and the proceeding preparation are strictly controlled by Eldorado’s Quality Assurance / Quality Control programs. These include standard reference materials, blank and duplicate samples that are regularly inserted prior to shipment from the preparation site. Results are used to monitor and control the quality of the assay data and only data that pass the thresholds set up in these programs are used in the our resource estimates.

Except as otherwise described herein, the mineral reserve estimates incorporate adequate factors for ore loss and waste dilution. The mineral reserves are based on the following price assumptions:

Gold	$1,200/oz	Efemcukuru, Kışladağ, Lamaque, Perama, Skouries, Olympias, Certej, Tocantinzinho
Silver*	$16.00/oz	Certej, Olympias
Copper	$2.50/lb	Skouries
Lead	$1,800/t / $2,400/t	Olympias / Stratoni
Zinc	$2,000/t / $2,712/t	Olympias / Stratoni

* Silver price for Stratoni mineral reserves is $8.14/oz, as governed by a streaming agreement with Silver Wheaton (Caymans) Ltd.

Resource classification into measured, indicated and inferred mineral resources and reserve classification into proven and probable mineral reserves used logic consistent with the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (you can find the definitions at www.cim.org), and in accordance to the disclosures requirements with NI 43-101.

Understanding mineral reserve and mineral resource classification

A mineral reserve is the part of a measured or indicated mineral resource that can be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information about mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified. See the definition of “mineral reserve” in the “Glossary” for more information.

Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are classified into measured, indicated and inferred. Inferred mineral resources are not known with the same degree of certainty as measured and indicated mineral resources and do not have demonstrated economic viability. See the definition of “mineral resource” in the “Glossary” for more information.

Mineral resources that have not already been classified as mineral reserves do not have demonstrated economic viability, and there can be no assurance that they will ultimately be converted into mineral reserves. Consequently, these mineral resources are of a higher risk than mineral reserves.

Understanding estimates

Estimating mineral reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments made when interpreting it, which may prove to be unreliable.

The cut-off grades for the deposits are based on our assumptions for plant recovery, gold price, mining dilution and recovery, and our estimates for operating and capital costs. We may have to recalculate our estimated mineral reserves and resources based on actual production or the results of exploration.

Fluctuations in the price of gold, production costs or recovery rates can make it unprofitable for us to operate or develop a particular property for a period of time. See “Cautionary statement regarding forward-looking statements” and “Risk factors in our business” for additional information.

Qualified persons under NI 43-101

John Nilsson, P.Eng., of Nilsson Mine Services, is responsible for the Kışladağ, Skouries (open pit), Certej, Tocantinzinho mineral reserves;

Doug Jones, (Registered Member - SME), consultant for the Company, is responsible for the Efemçukuru Olympias, Perama and Stratoni mineral reserves;

Colm Keogh, P.Eng., Manager, Underground Mining for Eldorado Gold is responsible for the Skouries (underground) and Lamaque mineral reserves;

Peter Lewis, Ph.D., P.Geo., Vice President, Exploration for Eldorado Gold, is responsible for the Sapes mineral resources;

Ertan Uludag, P.Geo., Resource Geologist for Eldorado Gold, is responsible for the Efemçukuru mineral resources; and

Stephen Juras, Ph.D., P.Geo., Director, Technical Services, Eldorado Gold, is responsible for all of the Company’s mineral resources except for those associated with Efemçukuru and Sapes.

Important information for US investors

You will not be able to compare the mineral reserve and resources information in this AIF with similar information from US companies.

The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources (mining terms under NI 43-101), and does not accept them in reports and registration statements.

You should not assume that:

●	the mineral reserves defined in this AIF qualify as reserves under SEC standards;

●	the measured and indicated mineral resources in this AIF will ever be converted to reserves; and
●	the inferred mineral resources in this AIF are economically mineable, or will ever be upgraded to a higher category.

Reconciliation

Gold	Mineral Reserves Dec. 31, 2016			Mined and Processed in 2017			Other Changes in 2017			Mineral Reserves Dec 31,2017

	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)
Kışladağ	217,326	0.75	5,267	13,062	1.03	433	-85,704	0.62	-1,700	118,560	0.82	3,134
Lamaque	0	0.00	0	0	0.00	0	3,809	7.29	893	3,809	7.30	893
Efemcukuru	3,824	7.57	931	482	7.01	109	710	na	55	4,052	6.73	877
Olympias	16,087	7.87	4,073	141	7.50	34	-1,214	na	-592	14,732	7.28	3,447

The table below reconciles our mineral reserves in projects where production has occurred, taking into account production in 2017.

Ag-Pb-Zn		Mineral Reserves Dec. 31, 2016				Mined and Processed in 2017			Other Changes in 2017				Mineral Reserves Dec. 31, 2017

	tonnes (000)	Ag g/t	Pb %	Zn %	tonnes (000)	Ag g/t	Pb %	Zn %	tonnes (000)	Ag g/t	Pb %	Zn %	tonnes (000)	Ag g/t	Pb %	Zn %
Olympias	16,087	128	4.3	5.7	141	81	2.5	3.8	-1,214	279	9.4	10.8	14,732	116	3.9	5.3
Stratoni	187	160	6.0	8.8	151	155	5.8	9.4	461	178	7.0	8.6	497	178	7.0	8.4

Additional Notes to the Eldorado mineral reserve and resource estimates:

Kışladağ

Grade Modeling

●	used 3D models: lithology models, alteration model, and mineralized ore grade shapes
●	3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation
●	used a threshold value of 0.20 g/t Au
●	assays were composited into 5m downhole composites
●	data analyses demonstrated that the lithologic units within the gold mineralized shell should be treated as separate domains
●	grades for blocks estimated with a hard boundary between them
●	distributions do not indicate a problem with extreme gold grades for gold
●	grades were interpreted by ordinary kriging using a two-pass approach: the first pass required values from a minimum of two holes to interpolate a model grade value
●	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining

●	open pit
●	designed using MineSight software based on a 10m bench height with double benching for most pit walls
●	design based on an optimization using MineSight Economic Planner software
●	berm width, face angle and bench stack heights vary by sector and rock quality with range of overall pit slope angles lying between 41 and 44 degrees
●	block model contains expected dilution
●	the pit will extend down to a bottom elevation of 570m above mean sea level

Efemçukuru

Grade Modelling

●	create mineralized or grade shapes using new data from the infill drill program and revised structural interpretations of the Kestane Beleni Vein system
●	3D shapes based on approximately a 1.0 g/t Au grade threshold and general vein geometry
●

threshold value was chosen by inspection of statistical charts, and further supported by indicator variography. Areas of narrow or absent above threshold mineralization were included by using a minimum 2m interval rule

●	extreme grades were examined for gold mainly by histogram and cumulative distribution plots
●	very high grade outlier assays in the south and middle ore shoots were given a high end cap grade of 70 g/t Au. A 35 g/t Au limit was imposed on north ore shoot assays
●	assays were composited into 1m downhole composites
●	grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
●	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining

●	underground with ramp access
●	primary stoping methods: drift and fill, and long hole
●	mine plan will extract 96% of the ore with 26% waste dilution
●	minimum mining widths: 1.5m for long hole stopes; 2.75m for drift and fill stopes
●	level spacing is 5m for drift and fill; 20m for long hole
●	spiral footwall ramps in each of the middle and south ore shoots provide access
●	ore is hauled by truck to a central ore pass system above the underground crusher before being taken to the surface by conveyor
●	paste backfill is used to fill mined areas

Tocantinzinho

Grade Modelling

●	3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained within newly interpreted 3D ore zone lithology models
●	threshold grade was 0.30 g/t gold
●	assays composited into 4m downhole composites
●	a 25 g/t cap grade was applied to reduce the influence of extreme gold grades on the model, resulting in about a 2% reduction in gold metal content
●	gold grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
●	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining

●	Open pit
●	3-phase pit sequence was designed based on optimized pit shells based on results of optimization using MineSight software
●	mining selectivity based on 10x10m blocks in plan and a 5m face
●	inter-ramp slope angles varied per sector and rock type - values range from 36 to 49 degrees
●	no ore loss or dilution was applied (block model contains expected dilution)
●	the final pit will reach -190m below sea level

Perama

Grade Modelling

●	made 3D geologic models for key features
●	gold oxide mineralization was defined by a grade shell using a 0.6 g/t Au cut-off grade, which preserves the mineralization continuity and includes all potentially economic mineralization
●	a cap grade of 30 g/t Au was applied to assay data before compositing
●	assays composited into 2m downhole composites
●	gold grades were interpolated by ordinary kriging
●	silver grades were interpolated by inverse distance squared
●	the model was validated by visual inspection and checks for bias
●	a separate mineral resource estimate on the nearby Perama South deposit was classified entirely as inferred mineral resources, using polygonal methods

Mining

●	open pit
●	designed using Gemcom software based on a 5m bench height with double benching for most pit walls
●	design was based on an optimization using Whittle software
●	pit extends from the top of Perama Hill (at 248m), to the pit floor (at 125m)
●	the pit design is derived using an overall slope angle in the range of 32 to 37.5 degrees
●	the pit shell is designed to exclude any material within 500m of Perama village

Certej

Grade Modelling

●	incorporated data from 360 diamond drill holes, 192 RC holes and 330 underground channel samples plus data from 123 newer diamond drill holes drilled in 2013
●	3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation
●	Used a threshold gold grade of 0.20 g/t
●	Assays composited into 3m downhole composites
●	a 70 g/t cap grade was applied to assay data to reduce the influence of extreme gold grades on the model whereas a 600 g/t cap grade was implemented for Ag
●	gold and silver grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
●	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining

●	open pit
●	designed using Mine Sight software based on a 5m bench height
●	design based on an optimization using Mine Sight software
●	pit slopes vary by sector and lithology with inter-ramp angles ranging from 29° in overburden to 49° in andesite

●	block model contains expected dilution
●	the pit will extend down to a bottom elevation of 340m above mean sea level

Skouries

Grade Modelling

●	3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained the gold and copper grade interpolations
●	threshold grades were 0.10 g/t gold and 0.10% copper
●	Assays composited into 4m downhole composites
●	Cap grades of 6% and 20 g/t were applied to copper and gold assay data, respectively, to reduce the influence of extreme grades on the model
●	Copper and gold grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value
●	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining

●	open pit and underground
●	pit designed based on nominal 10m high benches with drilling and blasting done on 10 meter benches
●	pit design based on an optimization using Mine Sight software
●	pit will be circular in shape, with the highest pit wall approximately 250m in height. Pit floor elevation is at 470m elevation
●	pit slope angles vary from 40 and 44 degrees
●	underground mining will be sublevel open stoping with ramp access and a production shaft
●	average stope will be 15m wide by 65m high by 30m long
●	stopes will be backfilled with pastefill
●	5% dilution and 5% ore loss is assumed for the underground production whereas pit production assumes no dilution (contained in block model) and no ore loss

Olympias

Grade Modelling

●	the mineralization is captured using a value of NSR ($50)
●	assays composited into 1m downhole composites
●	gold, silver, lead, and zinc, grades were interpolated by ordinary kriging
●	grades for blocks within the respective domains were estimated with a hard boundary between them
●	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining

●	underground with ramp access
●	primary stoping method is drift and fill
●	stope development heading size will be 5m by 5m
●	mine plan will extract 95% of the ore with 20% to 37% waste dilution
●	level spacing is 4m with heading size being 4m by 5m
●	ore is hauled by truck to surface
●	cemented aggregate and paste backfill is used to fill mined areas

Stratoni

Grade Modelling

●	3D models based on interpreted geology
●	assays were composited into 2m composites
●	Ag, Pb and Zn were interpolated by kriging methods using a two pass approach with the first pass emulating a multiple hole approach
●	the model was validated by visual inspection and reconciliation to production

Mining

●	underground with ramp access
●	method is longitudinal or transverse drift and fill
●	stope development heading size is 5m by 5m
●	stope design incorporates 15% dilution and no ore loss
●	cemented hydraulic back fill is used in mined areas

Lamaque

Grade Modelling

●

gold mineralization occurs within moderately to steeply dipping main shear zones and associated more moderately dipping splay zones. Resource solids, created using ~2.5 g.t as guiding grade, demarcated the mineralized areas in each of the main and splay zones.

●	extreme grades were mitigated by implementation of a 80 g/t cap grade.
●	assays were composited into 1m downhole composites
●

grades were interpolated by ordinary kriging (Main zones) and Inverse Distance Weighting (Splays) using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value

●	the model was validated by visual inspection, checks for bias and for appropriate grade smoothing

Mining

●	underground with ramp access
●	primary stoping method: long - hole
●	mine plan will extract 95% of the ore with 27% waste dilution
●	minimum mining width is 2.0m
●	level spacing is 20m
●	ore is hauled by truck to surface
●	cemented aggregate is used to fill mined areas

Risk factors in our business

Eldorado is involved in all facets of the mining industry including exploration, discovery, acquisition, financing, development, production, reclamation and operation of mining properties. We face a number of risks and uncertainties in our business, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

The risks described below are not the only risks and uncertainties that we face. Although we have done our best to identify the risks of our business, there is no assurance that we have captured every material or potentially material risk. Additional existing risks and uncertainties not presently identified by the Company, risks that we currently do not consider to be material, and risks arising in the future could also materially affect our business, results of operations, financial condition and share price. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in our forward-looking information.

We currently consider the following risks to be of the most concern to the Company at this time in order of their current materiality to the Company:

●	Geopolitical Climate (page 97)
●	Development and Mining Operation Risks (page 112)
●	Indebtedness and Financing Risks (page 117)
●	Mineral Tenure and Permits (page 102)
●	Metal Price Volatility (page 121)

These are not the only risks that could have a material adverse effect on our business, results of operations, financial condition and share price and other risks, such as those risks identified below, may become more material to the Company in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations. You should carefully review each of the risk factors below.

We have categorized the risks discussed in this section for ease of reference. However, the headings below should not be taken to limit the scope or effect of the risks described. We caution you to review this risks section in its entirety, as some risks described may be applicable to aspects of our business in addition to the risk category under which we have described them below. In addition, you should review the property descriptions elsewhere in this AIF for further descriptions of certain of the risks arising in respect of those particular properties

SECTION I GENERAL OPERATIONAL MATTERS - 97

1. Geopolitical climate

2. Government regulation

3. Resource nationalism and foreign ownership restrictions

4. Competition

5. Environmental matters

6. Infrastructure and commodities

a. Infrastructure

b. Power and Water

c. Commodities and consumables

7. Mineral tenure and permits

a. Mineral tenure

b. Permits

8. Community relations and social license

9. Cost estimates

10. Estimation of Mineral Reserves and Mineral Resources

11. Occurrence of unpredictable geological factors

12. Labour

a. Employee relations

b. Employee misconduct

c. Key personnel

d. Skilled workforce

e. Expatriates

13. Equipment

14. Health and safety

15. Reputational

16. Human rights matters

17. Natural phenomena

a. Climate change

b. Health effects

18. Reclamation and long term obligations

19. Use and transport of regulated substances

SECTION II EXPLORATION RISKS - 112

1. Exploration efforts

SECTION III DEVELOPMENT & MINING OPERATION RISKS - 112

1. Costs of development projects

2. Contractors

3. Pre-stripping/stripping or underground development

4. Production and cost estimates

5. Extraction

6. Processing

7. Waste Disposal

8. Security

9. Operational risks and hazards

SECTION IV FINANCIAL RISKS - 117

1. Unavailability of capital/inadequate income

a. Limited access to equity markets

b. Dilutive equity financing

c. Credit ratings

2. Indebtedness and financing

a. Current and future operation restrictions

b. Change of control

c. Interest rate risk

d. Liquidity

e. Debt service obligation

f. Default on obligations

g. Credit risk

3. Metal price volatility

4. Foreign currency and foreign exchange

5. Tax matters

6. Global economic environment

7. Repatriation of funds

8. Hedging activities

9. Dividends

10. Compensation risks

11. Financial reporting risks

a. Carrying value of assets

b. Change in reporting standards

12. Mark to market risk

SECTION V CORPORATE RISKS - 124

1. Risks related to growth

a. Risks related to acquisitions

i. Sourcing merger and acquisition targets and projects

ii. Impact on growth and financial condition

iii. Unknown liabilities

iv. Evaluating the merits or risks

v. Portfolio of development projects

b. Risks related to dispositions

c. Limited capital

2. Foreign investments and operations

3. Regulatory requirements

a. Full compliance at all times

b. Evolving public disclosure requirements

c. Corporate governance requirements

d. Internal controls over financial reporting

4. Litigation and contracts

5. Non-governmental organizations

6. Corruption and bribery

7. Conflicts of interest

8. Information technology systems

9. Price and volume fluctuations

10. Actions of activist shareholders

11. Unavailability of insurance

SECTION I             GENERAL OPERATIONAL MATTERS

1.	Geopolitical Climate

Our operations are located in foreign jurisdictions, and are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:

●	changing political conditions, geopolitical environment or governments;
●	expropriation;
●

renegotiation or nullification of existing rights, concessions, licenses, permits and contracts (see discussion regarding litigation and arbitration matters under “Material Properties – Litigation - Kişladağ, Efemçukuru and Olympias”);

●	restrictions on foreign exchange, currency controls and repatriation of capital and profits;
●	mobility restrictions for personnel and contractors;
●	availability of procedural rights and remedies
●	reliability of judicial recourse;
●	operation of the rule of law;
●	labour unrest;
●	extreme fluctuations in currency exchange rates;
●	high rates of inflation;
●	civil unrest or risk of civil war;
●	changes in law or regulation (including in respect of taxation and royalties);
●	changes in policies (including in respect of monetary and permitting);
●	terrorism;
●	activism;
●	hostage taking;
●	military repression; and
●	illegal mining.

The occurrence of any of these risks in the countries in which we operate could have a material adverse effect on our business, results of operations, financial condition and share price.

Changes, if any, in mining or investment policies or shifts in political attitude in these jurisdictions may adversely affect our operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to:

●	restrictions on production;
●	price, export and currency controls;
●	income and other taxes;
●	royalties;
●	expropriation of property;
●	foreign investment;
●	maintenance of claims;
●	construction and permitting;
●	the environment, land use, and water use;
●	land claims of local people;
●	mine safety;
●	in-country refining, beneficiation and local value-added processing;
●	awarding of contracts to local contractors; and
●	requirements to employ citizens of, or purchase of supplies from, a particular jurisdiction.

Failure to comply strictly with applicable laws, regulations and local practices relating to business conducted by foreign entities in a country and, in particular, in the mining industry, could result in loss, reduction or expropriation of rights or entitlements, or the imposition of additional local or foreign parties as co-ownership ‘partners’ with carried or other interests. There is no assurance that current economic or political conditions will not change or that governments in the jurisdictions in which we operate will not adopt regulatory or political reforms that could negatively affect our current and future operations and plans.

We have two producing mines that are located in Turkey, which continues to experience heightened levels of political and economic instability partially due to regional geopolitical instability, including civil unrest along the geographic border with Syria, terrorist acts, and associated refugee crisis. Turkey has a history of fractious governing coalitions and has experienced anti-government protests. Our operations have experienced no significant disruptions due to this instability and continue to operate under normal business conditions. However, there can be no assurance that the current political instability will not worsen, which may negatively affect our current and future operations in Turkey and may have a material adverse effect on our business, results of operations, financial condition and share price.

We also have two operating mines and two development projects in Greece. Over the past few years, the Greek economy experienced a downturn that is ongoing. In addition, the implementation of a stabilization program agreed to by the Greek government has been the source of protest and civil unrest in the country. The long-term and short-term effects of such a position are relatively unknown. The state of the Greek economy has raised concerns about the risks of Greece defaulting on its debt and/or exiting from the EEC and there is no assurance that the current economic situation could not get worse or that Greece does not adopt legal, regulatory or policy changes which may negatively affect our current and future operations and plans in Greece and may have a material adverse effect on our business, results of operations, financial condition and price. Most recently, Greece has been performing well economically and are moving toward reduced or no restrictions being imposed by the European Union on their financial position. This may allow Greece to once again borrow money in the bond market, or elsewhere. In addition, we have experienced delays in the timely receipt of necessary permits and authorizations, and is currently party to the arbitration with the Greek State referred to under “Olympias – Hellas Gold Litigation – Arbitration” on page 52.

See also “Resource nationalism and foreign ownership restrictions” on page 99 and “Foreign investments and operations” on page 126.

2.	Government regulation

The mineral exploration, development, mining, and processing activities of Eldorado Gold in the countries where we operate are subject to various laws governing a wide range of matters, including, but not limited to, the following:

●	the environment, including land and water use;
●	the right to conduct our business, including limitations on our rights in jurisdictions where we are considered a foreign entity and restrictions on inbound investment;
●	prospecting and exploration rights and methods;
●	development activities;
●	construction;
●	mineral production;
●	reclamation;
●	royalties, taxes, fees and imposts;
●	importation of goods;
●	currency exchange restrictions;
●	sales of our products;
●	repatriation of profits and return of capital;
●	immigration (including entry visas and employment of our personnel;
●	labour standards and occupational health;

●	mine safety;
●	use of toxic substances;
●	mineral title, mineral tenure and competing land claims; and
●	impacts on and participation rights of local communities and entities.

Although we believe our mineral exploration, development, mining, and processing activities are currently carried out in accordance with all applicable laws, rules regulations and policies, there is no assurance that new or amended laws, rules or regulations will not be enacted, new policy applied or that existing laws, rules, regulations or discretion will not be applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and share price, including changes to the fiscal regime, in any of the countries in which we operate, including, without limitation:

●	laws regarding government ownership of or participation in projects;
●	laws regarding permitted foreign investments;
●	royalties, taxes, fees and imposts;
●	regulation of, or restrictions on, importation of goods and movement of personnel;
●	regulation of, or restrictions on, currency transactions; and
●	regulation of, or restrictions on, sales of our products,
●

or other laws generally applicable in such country, or changes to the ways in which any of these laws are applied, could have a material adverse effect on our business, results of operations, financial condition and share price.

See also “Regulatory requirements” on page 125.

3.	Resource nationalism and foreign ownership restrictions

The mining and metals sector has been increasingly targeted by local governments for the purposes of raising revenue or for political reasons, as governments continue to struggle with deficits and concerns over the effects of depressed economies. Governments are continually assessing the fiscal terms of the mining regimes and agreements that apply to an entity looking to exploit resources in their countries and numerous countries have recently introduced changes to their respective mining regimes that reflect increased government control over, or participation in, the mining sector.

The possibility of future changes to the mining regimes in the countries in which we operate adds uncertainty that cannot be accurately predicted and may result in additional costs, delays and regulatory requirements, including, but not limited to:

●	limitations on or elimination of foreign ownership;
●	limitations on or taxation of direct and indirect dispositions of mineral interests;
●	mandatory government ownership or participation in mining projects (including on a carried or no-cost basis);
●	expropriation;
●	imposition of additional taxes, royalties, import or export duties or other fees;
●	imposition of fixed, non-market, currency exchange rates and other currency and exchange controls, including with respect to repatriation of income or return of capital;
●	requirements to build and operate mineral beneficiation facilities, such as smelters and refineries, in-country;
●	requirements to sell our products to the government, including at lower than market prices;
●	limits or impositions on hedging activities;
●	imposition of more rigorous standards for working conditions;
●	establishment of projects and funds to offset environmental effects of our operations and provide benefits to the local community;
●	special bonds to provide for reclamation and other costs;

●	employment of local, regional and national residents and contractors, including special levies and hiring quotas and preferences for indigenous peoples; or
●	imposition of special charges or operating conditions due to status as a foreign entity.

Changes in government or in the policies or legislation in the countries in which we operate with respect to foreign ownership, mineral exploration, development or mining activities, may affect the viability and profitability of the Company. A potential policy or government change could result in a moratorium being placed on business activities at our projects or mines, the nationalization of our development projects or mines, imposition of co-ownership ‘partners’, imposition of operating conditions, the termination of our rights to conduct parts or all of our business and operations, possibly without appropriate compensation and without regard to legality. See for example the disclosure relating to the Kassandra Mines EIS litigation on page 52 under the heading ‘Hellas Gold Litigation’.

In addition, such change could restrict our ability to contract with persons or conduct business in certain countries.

There is no assurance that governments will not take our rights, impose conditions on our business, prohibit us from conducing our business or grant additional rights to state-owned enterprises, private domestic entities, special interest groups, indigenous peoples or residents in the countries in which we operate, which could have a material adverse effect on our business, results of operations, financial condition and share price.

See also “Geopolitical climate” on page 97 and “Foreign investments and operations” on page 126

4.	Competition

We compete for attractive mineral properties and projects with other entities that have substantial financial resources, operational experience, technical capabilities and political strengths, including state owned and domestically domiciled entities, in some of the countries in which we now, or may in future wish to, conduct our business and operations.

We may not be able to prevail over these competitors in obtaining mineral properties that are producing or capable of producing metals or to compete effectively for merger and acquisition targets, or do so on terms we consider acceptable. This may limit our growth and our ability to replace or expand our mineral reserves and mineral resources and could have a material adverse effect on our business, results of operations, financial condition and share price.

5.	Environmental matters

Although we monitor our sites for potential environmental hazards, there is no assurance that we have detected, or can detect all possible risks to the environment arising from our business and operations. We expend significant resources to comply with environmental laws, regulations and permitting requirements, and we expect to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There is no assurance that:

●

we have been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;

●	our compliance will not be challenged; or
●	the costs of compliance will be economic and will not materially or adversely affect our future cash flow, results of operations and financial condition.

We may be subject to proceedings in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, we could suffer delays or impediments to or suspension of development and construction of our projects and operations and, even if we are ultimately successful, we may not be compensated for the losses resulting from any such proceedings or delays.

There may be existing environmental hazards, contamination or damage at our mines or projects that we are unaware of. We may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by our activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable.

Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of our properties and other penalties and liabilities related to associated losses, including, but not limited to:

●	monetary penalties (including fines);
●	restrictions on or suspension of our activities;
●	loss of our rights, permits and property, including loss of our ability to operate in that country or generally;
●	completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
●	premature reclamation of our operating sites; and
●	seizure of funds or forfeiture of bonds.

The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on our business, results of operations, financial condition and share price.

6.	Infrastructure and commodities

a.	Infrastructure

Our business and operations depend on our ability to access and maintain adequate and reliable infrastructure, including roads and bridges, power sources and water systems. We may have to build the required infrastructure if it is not readily available to us for a given project, and there is no assurance that we will be able to do so in a timely manner or at all. Inadequate, inconsistent, or costly infrastructure could compromise many aspects of a project’s feasibility, viability and profitability, including, but not limited to:

●	construction schedule;
●	capital and operating costs;
●	manpower availability;
●	mobilization of equipment, machinery and inventory; and
●	throughput rates and production volumes.

There is no assurance that we can access and maintain the infrastructure we need, or, where necessary, obtain rights of way, raw materials and government authorizations and permits to construct, or upgrade the same, at a reasonable cost, in a timely manner, or at all.

Our access to infrastructure and the commodities discussed below may be interrupted by natural causes, such as drought, floods, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses. Our inability to obtain or build and to maintain adequate and continuous access to infrastructure and substantial amounts of commodities, power and water, at a reasonable cost, could have a material adverse effect on our business, results of operations, financial condition and share price.

b.	Power and water

A key operational risk is the availability of sufficient power and water supplies required to support our mining operations, which use substantial volumes of water and power in the extraction and processing processes. Our ability to obtain secure supplies of power and water at a reasonable cost depends on a number of factors that may be out of our control, including:

●	global and regional supply and demand;
●	political and economic conditions;
●	problems affecting local supplies;
●	infrastructure and delivery issues; and
●	relevant regulatory regimes.

There is no assurance that we will be able to secure the required supplies of power and water on reasonable terms or at all and, if we are unable to do so or there is an interruption in the supplies we do obtain or a material increase in prices, then it could have a material adverse effect on our business, results of operations, financial condition and share price.

c.	Commodities and consumables

Our business operations use a significant amount of commodities, consumables and other materials. Prices for diesel fuel, steel, concrete, chemicals (including cyanide) and other materials, commodities and consumables required for our operations can be volatile and price changes can be substantial, occur over short periods of time and are affected by factors beyond our control. Higher costs for, or tighter supplies of, construction materials like steel and concrete can affect the timing and cost of our development projects.

If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our business, results of operations, financial condition and share price.

We may maintain significant inventories of operating consumables, based on the frequency and reliability of the delivery process for such consumables and anticipated variations in regular use. We depend on suppliers to meet our needs for these commodities; however, sometimes no source for such commodities may be available. If the rates of consumption for such commodities vary from expected rates significantly or delivery is delayed for any reason, we may need to find a new source or negotiate with existing sources to increase supply. If any shortages are not rectified in a timely manner, it may result in reduced recovery or delays in restoring optimal operating conditions.

Higher worldwide demand for critical resources, such as drilling equipment and tires, could affect our ability to acquire such resources and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.

Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations are subject to a number of risks, some of which are outside of our control, including:

●	negotiating agreements with suppliers and contractors on acceptable terms;
●	the inability to replace a supplier or contractor and its equipment, raw materials or services if either party terminates the agreement;
●	interruption of operations or increased costs if a supplier or contractor ceases its business due to insolvency or other unforeseen events; and
●	failure of a supplier or contractor to perform as contracted.

The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and share price.

7.	Mineral tenure and permits

a.	Mineral tenure

In the countries in which we operate, the mineral rights, or certain portions of them, are owned by the relevant governments. In such countries, we must enter into contracts with the applicable governments, or obtain permits or concessions from them, that allow us to hold rights over mineral rights and rights (including ownership) over parcels of land and conduct our operations thereon. The availability of such rights and the scope of operations we may undertake are subject to the discretion of the applicable governments and may be subject to conditions. New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage thereof, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect our rights to our mineral properties.

In many instances, we can initially only obtain rights to conduct exploration activities on certain prescribed areas, but obtaining the rights to proceed with development, mining and production on such areas or to use them for other related purposes, such as waste storage or water management, is subject to further application, conditions or licences, the granting of which are often at the discretion of the governments. In many instances, our rights are restricted to fixed periods of time with limited, and often discretionary, renewal rights. Delays in the process for applying for such rights or renewals or expansions, or the nature of conditions imposed by government, could have a material adverse effect on our business, including our existing developments and mines, and our results of operations, financial condition and share price.

The cost of holding these rights often escalates over time or as the scope of our operating rights expands. There is no assurance that the mineral rights regimes under which we hold properties or which govern our operations thereon will not be changed, amended, or applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and share price, that the ongoing costs of obtaining or maintaining our rights will remain economic and not result in uncompensated delays or that compliance with conditions imposed from time to time will be practicable. Any inability to obtain and retain rights to use lands for our ongoing operations at all or on a timely basis could have a material adverse effect on our business, results of operations, financial condition and share price.

It is possible that our present or future tenure may be subject to challenges, prior unregistered agreements or transfers, and competing uses. Our rights may also be affected by undetected defects in title. There is no assurance that any of our holdings will not be challenged. We may also be subject to expropriation proceedings for a variety of reasons. When any such challenge or proceeding is in process, we may suffer material delays in our business and operations or suspensions of our operations, and we may not be compensated for resulting losses. Any defects, challenges, agreements, transfers or competing uses which prevail over our rights, and any expropriation of our holdings, could have a material adverse effect on our business, including our total loss of such rights, and our results of operations, financial condition and share price. See discussion regarding litigation and arbitration matters under “Material Properties”, including “Olympias – Hellas Gold Litigation – Arbitration” on page 50.

Certain of our mining properties are subject to royalty and other payment obligations. Failure to meet our payment obligations under these agreements could result in the loss of our rights.

There is no assurance that we will be able to hold or operate on our properties as currently held or operated or at all, or that we will be able to enforce our rights with respect to our holdings, which could have a material adverse effect on our business, results of operations, financial condition and share price.

b.	Permits

Activities in the nature of our business and operations can only be conducted pursuant to a wide range of permits and licenses obtained or renewed in accordance with the relevant laws and regulations in the countries in which we operate. These include permits and licences which authorize us to, among other things:

●	conduct business in such countries;
●	import or export goods and materials;
●	employ foreign personnel in-country;

●	entry and exit the country;
●	employ local, regional and national residents and contractors;
●	import or otherwise obtain, store and use regulated materials, such as explosives and cyanide;
●	construct or obtain rights of way for fences, buildings, equipment, underground workings, tailings dams, water courses and power lines;
●	cut down trees;
●	operate equipment;
●	conduct development, mining, processing and reclamation activities; and
●	sell mineral products.

The duration and success of each permitting process are contingent upon many factors that we do not control. In the case of foreign operations, granting of government approvals, permits and licenses is, as a practical matter, subject to the discretion of the applicable governments or government officials. There may be delays in the review process. If the Company experiences such delays, the Company may be required to pay standby costs for the period when activities are suspended, including payment of a portion of the salaries to those employees who have been suspended pending resolution of the permitting process.

In the context of environmental protection permitting, including the approval of reclamation plans, we are required to comply with existing laws and regulations and other standards that may entail greater or lower costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority.

There is no assurance that we will be able to obtain or renew the permits we need to conduct our business and operations, in a timely manner, or at all, or that we will be in a position to comply with all conditions that are imposed. The failure to obtain or renew certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on our business, results of operations, financial condition and share price. See discussion regarding litigation and arbitration matters under “Material Properties”, including “Olympias – Hellas Gold Litigation – Arbitration” on page 52.

8.	Community relations and social license

Maintaining a positive relationship with the communities in which we operate is critical to continuing successful operation of our existing mines as well as construction and development of existing and new projects. Community support for is a key component of a successful mining project or operation.

As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which we operate) benefit and will continue to benefit from our commercial activities, and / or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations, financial condition and share price.

Community relations are impacted by a number of factors, both within and outside of our control. Relations may be strained or social license lost by poor performance by the Company in areas such as health and safety, environmental impacts from the mine, increased traffic or noise. External factors such as press scrutiny or other distributed information about Eldorado specifically or extractive industries generally from media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward the Company and its operations.

Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work on the Company’s operations, and potentially pose a security threat to employees or equipment. Social license may also impact our permitting ability, Company reputation and our ability to build positive community relationships in exploration areas or around newly acquired properties.

Erosion of social licence or activities of third parties seeking to call into question social licence may have the effect of slowing down the development of new projects and potentially may increase the cost of constructing and operating these projects. Productivity may be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship between Eldorado and the surrounding communities. We seek to mitigate these risks through our commitment to operating in a socially responsible manner; however, there is no guarantee that our efforts in this respect will mitigate these risks.

See also “Reputational risk” on page 107.

9.	Cost estimates

We prepare budgets and estimates of cash costs and capital costs of production for each of our operations. The main categories relate to material costs, personnel and contractor costs, energy costs and closure and reclamation costs. However, despite efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, development projects may be prone to material cost overruns. Our actual costs may vary from estimates for a variety of reasons, including:

●	short-term operating factors;
●	revisions to mine plans;
●	risks and hazards associated with mining;
●	natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes;
●	unexpected work stoppages or labour shortages or strikes; and
●	changes in law, regulation or policy.

Operational costs may also be affected by a variety of factors, including:

●	changing waste-to-ore ratios;
●	ore grade metallurgy;
●	labour costs;
●	cost of commodities, equipment and supplies;
●	general inflationary pressures;
●	currency exchange rates; and
●	changes in law, regulation or policy.

Many of these factors are beyond our control. Failure to achieve estimates or material increases in costs could have an adverse impact on our future cash flow, business, results of operations, financial condition and share price.

Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project, or cost overruns or operational difficulties once the project is fully developed, may have a material adverse effect on our business, results of operations and financial condition.

10.	Estimation of Mineral Reserves and Mineral Resources

Mineral Reserve and Mineral Resource estimates are only estimates and we may not produce gold in the quantities estimated.

Proven and Probable Mineral Reserve estimates may need to be revised based on various factors including:

●	actual production experience;
●	our ability to continue to own and operate our mines and property;
●	fluctuations in the market price of gold;
●	results of drilling or metallurgical testing;

●	production costs; and
●	recovery rates.

The cut-off grades for the Mineral Reserves and Mineral Resources are based on our assumptions about plant recovery, gold price, mining dilution and recovery, and our estimates for operating and capital costs, which are based on historical production figures. We may have to recalculate our estimated mineral reserve and resources based on actual production or the results of exploration. Fluctuations in the market price of gold, production costs or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time. If there is a material decrease in our mineral reserve estimates, or our ability to extract the mineral reserves, it could have a material adverse effect on our future cash flow, business, results of operations, financial condition and share price.

There are uncertainties inherent in estimating Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources, including many factors beyond our control. Estimating Mineral Reserves and Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable or subject to change. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Additional knowledge gained or failure to identify and account for such occurrences in our assessment of Mineral Reserves and Resources may make mining more expensive and cost ineffective, which will have a material adverse effect on our future cash flow, business, results of operations, financial condition and share price.

There is no assurance that the estimates are accurate, that Mineral Reserve and Resource figures are accurate, or that the Mineral Reserves or Resources can be mined or processed profitably. Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability. You should not assume that all or any part of the Measured Mineral Resources, Indicated Mineral Resources, or an Inferred Mineral Resource will ever be upgraded to a higher category or that any or all of an Inferred Mineral Resource exists or is economically or legally feasible to mine.

Please refer to Kışladağ - Technical Report on page 32 for a discussion of the implications regarding recoveries at Kişladağ and the resulting update of the Kişladağ pre-feasibility study.

Because mines have limited lives based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold and their life-of-mine is reduced.

Our ability to maintain or increase annual production of gold and other metals will depend significantly on:

●	our mining operations;
●	our ability to conduct successful exploration efforts; and
●	our ability to develop new projects and make acquisitions.

If we are unable to maintain or increase our annual production of gold and other metals, it could have an adverse effect on our business, results of operations, financial condition and share price.

11.	Occurrence of unpredictable geological factors

As we explore and develop a property, we are constantly determining the level of drilling and analytical work required to maintain or upgrade our confidence in the geological model. Depending on continuity, the amount of drilling will vary from deposit to deposit. The degree of analytical work is determined by the variability in the ore, the type of metallurgical process used and the potential for deleterious elements in the ore. We do not drill exhaustively at all deposits or analyze every sample for every known element as the cost would be prohibitive. Therefore, unknown geological formations are possible, which could limit our ability to access the ore or cut off the ore where we are expecting continuity. It is also possible that we have not correctly identified all metals and deleterious elements in the ore in order to design metallurgical processes correctly. If any of these risks occur, it could result in material that was previously expected to be mined not being mined or to reduced recovery or increased costs of recovery, which could have an adverse effect on our results of operations and financial condition.

See “Pre-stripping/stripping or underground development” on page 112.

12.	Labour

a.	Employee relations

We depend on our workforce to explore for mineral reserves and resources, develop our projects and operate our mines. We have programs to recruit and train the necessary manpower for our operations, and we work hard at maintaining good relations with our workforce to minimize the possibility of defections and strikes, lockouts and other stoppages at our work sites. In addition, our relations with our employees may be affected by changes in labour and employment legislation that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or a prolonged labour disruption at any of our mines or projects could have a material adverse effect on our results of operations, financial condition and share price.

From time to time we may hire contractors and subcontractors for our operations, and there is a risk that they could experience labour disputes or become insolvent, and this could have an adverse effect on our results of operations, financial condition and share price.

b.	Employee misconduct

We are reliant on the good character of our employees and are subject to the risk that employee misconduct could occur. Although we take precautions to prevent and detect employee misconduct, these precautions may not be effective and the Company could be exposed to unknown and unmanaged risks or losses. The existence of our Code of Business Conduct and Ethics, among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behaviour nor can we guarantee compliance with legal and regulatory requirements. Misconduct by employees could include:

●	employees binding us to transactions that exceed authorized limits or present unacceptable risks to the Company;
●	employee theft or improper use of our property;
●	employee fraud or employees conspiring with third parties to defraud us;
●	employees hiding unauthorized or unsuccessful activities from us; and
●	the improper use of confidential information.

These types of misconduct could result in unknown and unmanaged damage or losses, including regulatory sanctions and serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective. If material employee misconduct does occur, our business, results of operations, financial condition and share price could be adversely affected.

c.	Key personnel

We depend on a number of key personnel, including our President and Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, our Executive Vice President, Strategy and Corporate Development and our Executive Vice President and General Counsel. We do not have key man life insurance. Employment contracts are in place with each of these executives, however, losing any of them could have an adverse effect on our operations

We need to continue implementing and enhancing our management systems and recruiting and training new employees to manage our business effectively. We have been successful in attracting and retaining skilled and experienced personnel in the past, and expect to be in the future, but there is no assurance this will be the case.

d.	Skilled workforce

We depend on a skilled workforce, including but not limited to mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop our projects and operate our mines. We have programs and initiatives in place to attract and retain a skilled workforce. However, we are potentially faced with a shortage of skilled professionals due to competition in the industry and as experienced employees continue to exit the workforce. As such, we need to continue to enhance training and development programs for current employees and partner with local universities and technical schools to train and develop a skilled workforce for the future.

e.	Expatriates

We depend on expatriates to work at our mines and projects to fill gaps in expertise and provide needed management skills in the countries where we operate. Additionally, we depend on expatriates to transfer knowledge and best practices and to train and develop in-country personnel and transition successors into their roles. Such training requires access to our sites and such access may be prohibited by government. We operate in challenging locations and must continue to maintain competitive compensation and benefits programs to attract and retain expatriate personnel. We must also develop in-country personnel to run our mines in the future. A lack of appropriately skilled and experienced personnel in key management positions would have an adverse effect on our operations.

13.	Equipment

Our operations are reliant on significant amounts of both large and small equipment that is critical to the development, construction and operation of our projects. Failures or unavailability of equipment could cause interruptions or delays in our development and construction or interruptions or reduced production in our operations. These risks may be increased by the age of certain equipment. Equipment related risks include:

●	delays in repair or replacement of equipment due to unavailability or insufficient spare parts inventory;
●	repeated or unexpected equipment failures;
●	restrictions on transportation and installation of large equipment, including delays or inability to obtain required permits for the such transportation or installation;
●	inefficient or improper design for processing facilities;
●	suitability of equipment, including proper identification of normal operating parameters, the occurrence of extreme conditions or change of planned use for a particular piece of equipment;
●	premature failure of equipment;
●	restrictions on hours of operation of equipment;
●	availability of long lead-time and specialized equipment, including delays that may arise in the course of ordering, manufacture, importation or delivery of such equipment;
●	availability of specialized equipment and personnel to install and commission selected equipment; and
●	safety risks arising from equipment failure.

Delays in construction or development of a project or periods of downtime or reductions in operations or efficiency that result from the above risks could have a material adverse effect on our business, results of operations, financial condition and share price. Remediation of an interruption or inefficiency in production capability could require us to make large expenditures to repair, replace or redesign equipment. All of these factors could have a material adverse effect on our business, results of operations, financial condition and share price.

14.	Health and safety

Our operations are subject to various health and safety laws and regulations that impose various duties on our operations relating to, among other things, worker safety and the surrounding communities. These laws and regulations also grant the authorities’ broad powers to, among other things, levy financial and other penalties, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with the compliance with such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, our operations. We have made, and expect to make in the future, significant expenditures to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species, and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.

15.	Co-ownership matters

Mining projects are often conducted through an unincorporated joint venture or a co-owned incorporated joint venture company. Co-ownership often requires unanimous approval of the parties or their representatives for certain fundamental decisions like an increase (or decrease) in registered capital, a merger, division, dissolution, amendment of the constitutional documents, and pledge of the assets, which means that each co-owner has a right to veto any of these decisions, which could lead to a deadlock. We are subject to a number of additional risks associated with co-ownership, including:

●	disagreement with a co-owner about how to develop, operate or finance the project;
●	that a co-owner may at any time have economic or business interests or goals that are, or become, inconsistent with our business interests or goals;
●	that a co-owner may not comply with the agreements governing our relationship with them;
●	disagreement with a co-owner over the exercise of such co-owner’s rights under the agreements governing our relationship;
●	the possibility that a co-owner may become insolvent;
●	the possibility that we may not be able to sell our interest in a co-owned entity if we desire to exit; and
●	possible litigation with a co-owner over matters related to the subject project.

Some of our interests are through co-owned companies established under and governed by the laws of their respective countries.

If a co-owner is a state-sector entity, then its actions and priorities may be dictated by government or other policies instead of purely commercial considerations. Decisions of a co-owner may have an adverse effect on the results of our operations in respect of the projects to which the applicable co-ownership relates.

16.	Reputational

Damage to Eldorado’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and take care in protecting our image and reputation, we do not have control over how we are perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on our business, results of operations, financial condition and share price.

See also “Community relations and social license” on page 104.

17.	Human rights matters

Various international and national laws, codes, resolutions, conventions, guidelines and other provisions govern human rights, including rights with respect to the environment, health and safety surrounding our operations. Many of these provisions impose obligations on government and companies to respect human rights and some provisions mandate that government consult with local and indigenous communities surrounding potential or operating projects regarding government actions which may affect local stakeholders, including actions to approve or grant mining rights or permits.

The obligations of government and private entities under the various international and national provisions pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose our current and future operations or further development or new development of projects or operations on human rights grounds. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against Eldorado’s activities, and may have a negative impact on our reputation.

Opposition by such groups to our operations may require modification of, or preclude the operation or development of, projects or may require us to enter into agreements with such groups or local governments with respect to our projects, and in some cases, causing considerable delays to the advancement of our projects. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and share price.

18.	EU General Data Protection Regulations

The Company is subject to the European Union General Data Protection Regulations (GDPR) among other jurisdictional privacy legislation in the countries in which we operate. Compliance with the GDPR is mandated for May 25, 2018. The Company is required to develop and implement programs that will evidence compliance or face significant fines and penalties for breaches. Such breaches can have an adverse effect on government relations, our business, reputation, share price and financial conditions.

19.	Natural phenomena

a.	Climate change

We recognize that climate change is an international and community concern which may affect our business and operations directly or indirectly. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to equipment and personnel. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. The mining industry as a significant emitter of greenhouse gas emissions is particularly exposed to these regulations. Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation will not have an adverse effect on our business, results of operations, financial condition and share price.

Extreme weather events (such as prolonged drought or freezing, increased flooding, increased periods of precipitation and increased frequency and intensity of storms) have the potential to disrupt our operations and the transport routes we use. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions could result in interruption to production which may adversely affect our business results of operations, financial condition and share price.

Our facilities depend on regular and steady supplies of consumables (water, diesel fuel, reagents etc.) to operate efficiently. Our operations also rely on the availability of energy from public power grids, which may be put under stress due to increased temperatures, or face service interruptions due to more extreme weather and climate events. Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption to the delivery of essential commodities or our product, or otherwise effect the availability of essential commodities, or affect the prices of these commodities, then our production efficiency may be reduced which may have adverse effects on our business, results of operations, financial condition and share price. See “Infrastructure and commodities” on page 101.

b.	Health effects

We operate in a range of environments and our employees, contractors and suppliers are at risk of injury from our operations as well as disease or natural disasters. Heat related health risks such as exhaustion or exposure to hot climate diseases may become more salient. If our workforce is affected by high incidence of injury or the occurrence of disease or natural disasters, the facilities and treatments may not be available in the jurisdictions in which we operate to the same standard that one would expect in Canada, which could have an effect on the availability of sufficient personnel to run our operations. This could result in a period of downtime or we may be subject to an order to cease operations, which could have an adverse effect on our business, results of operations, financial condition and share price.

c.	Social effects

Climate change is perceived as a threat to communities and governments globally. Stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources (hydrocarbons, water etc.). This may attract social and reputational attention towards operations, which could have an adverse effect on our business, results of operations, financial condition and share price.

20.	Reclamation and long term obligations

We are required by various governments in jurisdictions in which we operate to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. The relevant laws governing the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance required .are complex and, vary from jurisdiction to jurisdiction.

As of December 31, 2017, Eldorado Gold has provided the appropriate regulatory authorities with $73 M in reclamation financial assurance for mine closure obligations in the various jurisdictions in which we operate. The amount and nature of such financial assurance are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Regulatory authorities may require further financial assurance and, to the extent that the value of the collateral provided is or becomes insufficient to cover the amount that we are required to post, we could be required to replace or supplement the existing security with more expensive forms of security. This could include cash deposits, which would reduce cash available for our operations and development activities. There is no guarantee that, in the future, we will be able to maintain or add to current levels of financial assurance as we may not have sufficient capital resources to do so.

Although we have currently made provision for certain of our reclamation obligations, there is no assurance that these provisions will be adequate in the future. Failure to provide the required financial assurance for reclamation could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our business, results of operations, financial condition and share price.

21.	Use and transport of regulated substances

The transportation and use of certain substances that we use in our operations are regulated by the governments in the jurisdictions in which we operate. Two obvious examples are explosives and cyanide. Regulations may include:

●	restricting where the substance can be purchased;
●	requiring a certain government department to handle the purchase and transport of the substances;
●	restricting the amount of these substances that can be kept on-site at any time;
●	restricting where and how the materials may be stored; and
●	monitoring of the use of the product at site.

Eldorado Gold is a signatory to the Cyanide Code, which commits us to mandating that our sites adhere to recognized best practice for the purchase, transportation, use and disposal of cyanide. Our signatory site is audited every three years to assess continued compliance. While we have a good understanding of the restrictions in the various jurisdictions, these laws may change, or the responsible parties within the government may change or not be available at a critical time when they are required to be involved in our process. This may result in delays in normal operation, or downtime, and may have an effect on our operating results in more extreme cases.

SECTION II                  EXPLORATION RISKS

1.	Exploration efforts

Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that we will be successful in our gold exploration efforts.

Our ability to increase mineral reserves is dependent on a number of factors, including the geological and technical expertise of our management and exploration teams, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.

Substantial expenditures are required to carry out exploration and development activities to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore.

Once we have found ore in sufficient quantities and grades to be considered economic for extraction, metallurgical testing is required to determine whether the metals can be extracted economically. There may be associated metals or minerals that make the extraction process more difficult. This would include graphite bearing minerals if we are trying to extract using cyanide and carbon to recover the gold. There may be minerals that behave like the precious metals that we are trying to recover that make the downstream metallurgical process more difficult. For instance, arsenic is often associated with gold, but requires a special process to be used in the smelter, which increases the treatment cost, or requires that the smelter uses blending of the high arsenic material with other lower arsenic materials to complete the smelting process. Any of these instances may result in us having problems developing a process that will allow us to extract the ore economically. Alternatively, the ore may not be as valuable as we anticipate due to the lower recoveries received or the penalties associated with extraction of deleterious materials that are sold as part of the saleable product.

There is no assurance that our exploration programs will expand our current mineral reserves or replace them with new mineral reserves. Failure to replace or expand our mineral reserves could have an adverse effect on us.

SECTION III                 DEVELOPMENT & MINING OPERATION RISKS

1.	Costs of development projects

Substantial expenditures are required to build mining and processing facilities for new properties. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are dependent on obtaining the governmental approvals necessary for the operation of a project, and the timeline to obtain these government approvals is often beyond our control.

It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns.

With the disposition of our Chinese mineral properties in our portfolio, we have more development properties than producing mines. Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible and there is no assurance that each of our development projects will become producing mines.

Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing. Economic feasibility is based on several factors, including:

●	estimated mineral reserves;
●	anticipated metallurgical recoveries;
●	environmental considerations and permitting;
●	future gold prices;

●	anticipated capital and operating costs for the projects; and
●	timely execution of development plan.

Development projects have no operating history to base estimated future production and cash operating costs on. With development projects in particular, estimates of proven and probable mineral reserves and cash operating costs are largely based on:

●	interpreting the geologic data obtained from drill holes and other sampling techniques;
●	feasibility studies that derive estimated cash operating costs based on:
●	the expected tonnage and grades of ore to be mined and processed;
●	the configuration of the ore body;
●	expected recovery rates of gold from the ore;
●	estimated operating costs; and
●	anticipated climate conditions and other factors.

It is therefore possible that actual cash operating costs and economic returns will differ significantly from what we estimated for a project before starting production. Many events could affect the profitability or economic feasibility of a project, including the following:

●	unanticipated changes in grade and tonnage of ore to be mined and processed;
●	unanticipated adverse geotechnical conditions;
●	unanticipated operational problems;
●	unanticipated metallurgical recovery problems;
●	incorrect data on which engineering assumptions are made;
●	costs of constructing and operating a mine in a specific environment;
●	availability of labour;
●	availability and costs of processing and refining facilities;
●	availability of economic sources of power;
●	adequacy of water supply;
●	availability of surface tenure to locate processing and refining facilities;
●	adequate access to the site, including competing land uses (such as agriculture and illegal mining);
●	unanticipated transportation costs;
●

government regulations including, but not limited to, regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands;

●	fluctuations in gold prices;
●	accidents, labour actions and force majeure events; and
●	community and non-governmental organizational action.

It is not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays can often happen when production begins. In the past, we have adjusted our estimates based on changes to our assumptions and actual results. There is no guarantee that such adjustments will alleviate the effects of such delays or problems. There is no assurance that the profitability or economic feasibility of a project will not be adversely affected by factors beyond our control.

Our production, capital and operating cost estimates for development projects are based on certain assumptions. We use these estimates to establish our mineral reserve estimates but our cost estimates are subject to significant uncertainty as described above. Actual results for our projects will likely differ from current estimates and assumptions, and these differences can be material. The experience we gain from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below our current estimates, or increase our estimated capital or operating costs.

If actual results fall below our current estimates, it could have a material adverse effect on our business, results of operations, financial condition and share price.

2.	Contractors

We may engage a number of different contractors during the development and construction phase of a project, including pursuant to a lump sum contract for specified services or through a range of engineering, procurement, construction and management contract options, depending on the type and complexity of work that is being undertaken, and the level of engineering that has been completed when the contract is awarded. Depending on the type of contract and the point at which it is awarded, there is potential for variations to occur within the contract scope, which could take the form of extras that were not considered as part of the original scope or change orders. These changes may result in increased capital costs. Similarly, we may be subject to disputes with contractors on contract interpretation, which could result in increased capital costs under the contract or delay in completion of the project if a contract dispute interferes with the contractor’s efforts on the ground.

3.	Pre-stripping/stripping or underground development

Mining of mineral bearing material requires removal of waste material prior to gaining access to and extracting the valuable material. Depending on the location of the ore, this may entail removing material above the ore in an open pit situation (pre-stripping), or developing tunnels underground to gain access to deeper material. Where possible, this material is then generally used elsewhere in the project site for construction of site infrastructure.

As a project is developed, a plan is put forward to complete the pre-strip or required underground development so that mining of ore can commence in line with the overall schedule to feed ore to the process plant at the right time. The degree of pre-strip in an open pit is based on selected drilling, which may result in adjustments to the orebody model and a requirement for more or less pre-stripping to be completed. This may result in a deficit of material required to complete other earthworks around the project site, such as tailings facilities, or an increase in the pre-strip requirements prior to mining commencing.

Similarly, with underground development, the mining method and design is based on an amount of drilling that will be increased during normal operations. As work continues, there may be ground conditions that are exposed that can cause a change in the mine design or direction of the underground development. Either of these occurrences could result in more or less material that can be used for other site projects if so designed, and could also result in delay in start-up of continuous production. This may result in lower revenues while the project ramps up to normal operating rates.

See “Occurrence of unpredictable geological factors” on page 106.

4.	Production and cost estimates

Estimates of total future production and costs for our mining operations are based on our five-year mining plans. These estimates can change, or we might not achieve them, which could have a material adverse effect on any or all of our future cash flow, business, results of operations, financial condition and share price.

Our plans are based on, among other things, our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed above and in General Operational Matters, and:

●	actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;
●	mining dilution;
●	ground conditions including, but not limited to, pit wall failures or cave-ins;
●	industrial accidents and environmental incidents;
●	changes in power costs and potential power shortages;
●	imposition of a moratorium on our operations;

●	impact of the disposition of mineral assets;
●	shortages and timing delays, of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
●	litigation;
●	shipping interruptions or delays; and
●	unplanned maintenance.

Any of these events could result in damage to mineral properties, property belonging to us or others, interruptions in production, injury or death to persons, monetary losses and legal liabilities. This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past.

Production estimates for properties not yet in production, or in production and slated for expansion, are based on similar factors (including feasibility studies prepared by our personnel or by third party consultants, in some instances), but it is possible that actual cash operating costs and economic returns will differ significantly from our current estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase and delays in production can often happen.

Any decrease in production, or change in timing of production or the prices we realize for our gold, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects.

5.	Extraction

A number of factors can affect our ability to extract ore efficiently in the quantities that we have budgeted, including, but not limited to:

●	ground conditions
o	geotechnical conditions
o	pit slope angles
◾	rock characteristics (faults, fractured zones, angle of shear)
o	hydrogeological conditions
◾	water in rock
◾	ground water table.

●	geological conditions
o	variability of grade / waste boundaries
o	degree of fracture in rock / mine ability

●	chemical effects
o	acidity of Mined Material (ore and waste)

●	efficiency
o	reliability of equipment
o	management of mining process

●	scheduling
o	limitations on ability to mine when we want

These factors may result in a less than optimal operation and lower throughput or lower recovery, which may have an effect on our production schedule. Although we review and assess the risks related to extraction and put appropriate mitigating measures in in place, there is no assurance that we have foreseen and / or accounted for every possible factor that might cause the project to be delayed, which could have an effect on business, results of operations, financial condition and share price.

6.	Processing

      A number of factors could affect our ability to process ore in the tonnages we have budgeted, the quantities of the metals deleterious materials that we recover and our ability to efficiently handle material in the volumes budgeted, including, but not limited to:

●	the presence of oversize material at the crushing stage;
●	material showing breakage characteristics different to those planned;
●	material with grades outside of planned grade range;
●	sub-optimal ore mixture in terms of ancillary analytics, such as sulphur grade;
●	the presence of deleterious materials in different ratios than expected;
●	material drier or wetter than expected, due to natural or environmental effects; and
●	viscosity / density different than expected.

The occurrence of any of the above could affect our ability to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result in lower throughput, lower recoveries, more downtime or some combination of all three. While minor issues of this nature are part of normal operations, there is no assurance that conditions will not worsen and have an adverse effect on our future cash flow, results of operations and financial condition.

7.	Waste disposal

As ore is extracted and processed, waste material that does not contain sufficient quantities of metal to warrant further processing is disposed of in waste dumps on surface or placed underground as part of rock fill. Waste material may be stored as wet material in a dam on surface, filtered and dried for placement in a surface facility or mixed with cement and used underground as structural fill. A number of factors can affect our ability to successfully dispose of waste material in the form that is optimal for our operations, including, but not limited to:

●	access to suitable locations due to permitting or other restrictions;
●	requirements to encapsulate acid-generating material;
●	milled material being ground too fine and requiring further treatment; and
●	sufficient infrastructure required to place material underground in the right locations.

If issues with any of the above items occur, the normal discharge or placement process may be affected, requiring us to alter existing plans. While minor issues of this nature are part of normal operations, there is no assurance that conditions will not worsen and have an adverse effect on our future cash flow, results of operations and financial condition.

8.	Security

The safety and security of our employees and associated contractors is of prime importance to the Company. Various security problems may occur in any of the jurisdictions in which we operate. We are at risk of incursions by third parties. We endeavour to take appropriate actions to protect against such risks, which may affect our operations and incur further costs.

Although our policies require that our security personnel act in ways that recognize best practices, including respect for human rights, there is a risk that individuals will breach these policies, and such breaches may have an adverse effect on our business, results of operations, financial condition and share price. See “Human rights matters” on page 109.

9.	Operational risks and hazards

Our operations face a number of risks and hazards including among, other things:

●	discharge of pollutants or hazardous chemicals;
●	industrial accidents and injuries;

●	failure of processing and mining equipment;
●	labour disputes and labour shortages;
●	community and non-governmental organization action;
●	unusual or unexpected geologic formations or other geological or grade problems;
●	unanticipated changes in metallurgical characteristics and gold and metal recovery;
●	unanticipated ground or water conditions;
●	cave-ins, pit wall failures, flooding, rock bursts and fire; and
●	unfavourable operating conditions.

These risks could result in damage or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. These liabilities can be very costly and could have a material adverse effect on our future cash flow, business, results of operations, financial condition and share price.

SECTION IV                  FINANCIAL RISKS

1.	Unavailability of capital / inadequate income

a.	Limited access to equity markets

We are exposed to financing risks associated with funding our share of capital programs at Eldorado’s projects. We have historically minimized this risk by diversifying our funding sources, which include credit facilities, issuance of notes and cash flow from operations. In addition, we believe that Eldorado Gold has the ability to access public debt and equity markets given our asset base and current credit ratings; however, such market access may become restricted and, if we are unable to access capital when required, it may have a material adverse effect on us.

b.	Dilutive equity financing

Future acquisitions could be made through the issuance of equity securities of Eldorado Gold. Additional funds may be needed for our exploration and development programs and potential acquisitions, which funds could be raised through equity issues. Issuing more equity securities can substantially dilute the interests of Eldorado Gold shareholders. Issuing substantial amounts of Eldorado Gold securities, or making them available for sale, could have an adverse effect on the prevailing market prices for our securities. A decline in the market price could hamper our ability to raise additional capital through the sale of securities.

c.	Credit ratings

Our outstanding Notes currently have a non-investment grade credit rating but any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that agency’s judgment, future circumstances relating to the basis of the credit rating, such as adverse changes to our business or affairs, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the Notes. Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional financing. See ‘Senior unsecured notes’ on page 131.

2.	Indebtedness and financing

As at December 31, 2017, we have approximately $600M of total debt. Our maintenance of substantial levels of debt could adversely affect our business, results of operations, financial condition and share price and could adversely affect our flexibility to take advantage of corporate opportunities.

Long term indebtedness could have important consequences, including:

●

limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;

●

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;

●	increasing our vulnerability to general adverse economic and industry conditions;
●	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
●	placing us at a disadvantage compared to other, less leveraged competitors;
●	increasing our cost of borrowing; and
●	putting us at risk of default if we do not service or repay this debt in accordance with applicable covenants.

While neither our articles nor our by-laws limit the amount of indebtedness that we may incur, the level of our indebtedness under the Indenture as well as the Senior Credit Facility from time to time could impair our ability to obtain additional financing in the future on a timely basis, or at all, and to take advantage of business opportunities that may arise, thereby potentially limiting our operational flexibility as well as our financial flexibility.

a.	Current and future operation restrictions

Our Senior Credit Facility and the Indenture contain certain restrictive covenants that impose significant operating and financial restrictions on us. In some circumstances, the restrictive covenants may limit our operating flexibility and our ability to engage in actions that may be in our long-term best interest, including, among other things, restrictions on our ability to:

●	incur additional indebtedness and guarantee indebtedness;
●	pay dividends or make other distributions or repurchase or redeem our capital stock;
●	prepay, redeem or repurchase certain debt;
●	make loans and investments;
●	sell, transfer or otherwise dispose of assets;
●	incur or permit to exist certain liens;
●	enter into transactions with affiliates;
●	undertake certain acquisitions;
●	complete certain corporate changes;
●	enter into certain hedging arrangements;
●	enter into agreements restricting our subsidiaries’ ability to pay dividends; and
●	consolidate, amalgamate, merge or sell all or substantially all of our assets.

In addition, the restrictive covenants in our Senior Credit Facility contain certain restrictions on us and require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make acquisitions, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in our business or the economy in general, or otherwise take advantage of business opportunities that may arise, any of which could place us at a competitive disadvantage relative to our competitors that may have less debt and are not subject to such restrictions. Failure to meet these conditions and tests could constitute events of default thereunder.

b.	Change of control

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding Notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. Additionally, under our Senior Credit Facility, a change of control (as defined therein) will constitute an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and terminate their commitments to lend.

The source of funds for any purchase of the Notes and repayment of borrowings under our Senior Credit Facility would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the Notes upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any of our other indebtedness that may become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the Notes may be limited by law. In order to avoid the obligations to repurchase the Notes and events of default and potential breaches of our Senior Credit Facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

c.	Interest rate risk

Borrowings under our Senior Credit Facility are at variable rates of interest and borrowings thereunder would expose us to interest rate cost and interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

d.	Liquidity

We may be exposed to liquidity risks in meeting our planned and foreseeable commitments, including operating and capital expenditure requirements if we cannot maintain our cash positions, cash flows or mineral asset base, or appropriate financing is not available on terms satisfactory to us. In addition, we may be unable to secure loans and other credit facilities, including maintaining or renewing our Note Indenture and Secured Credit Facility, in the future, and on terms we believe are favorable.

Management believes that our working capital at December 31, 2017, together with expected cash flows from operations, is sufficient to support our planned and foreseeable commitments, including the initial stages of permitting for mill construction at Kisladag. However, if our planning and budgeting is materially different to that forecasted, or financing, if required, is not available to us on terms satisfactory to Eldorado to meet these material changes to planning or budgeting, then this may adversely affect our ability to meet our financial obligations and our operations and development plans.

The global financial conditions has in the past resulted in many financial institutions going into bankruptcy or being rescued by government authorities. As of December 31, 2017, we have a significant amount of cash and cash equivalents held with two financial institutions. Any cash deposits we have with financial institutions are therefore at risk. If we are unable to access sufficient capital when required, it may have an adverse effect on our business, results of operations, financial condition and share price.

e.	Debt service obligation

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. Our Senior Credit Facility and the Indenture may restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our business, results of operations and our ability to satisfy our obligations and our debt instruments.

Furthermore, as our funds are used to develop projects in foreign jurisdictions through foreign subsidiaries, there may be restrictions on our foreign subsidiaries’ ability to repay or provide returns to Eldorado Gold which could hinder our ability to service our indebtedness or fulfill our business plans.

f.	Default on obligations

A breach of the covenants under our Senior Credit Facility, the Indenture or our other debt instruments could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the repayment of the related debt and may result in the acceleration of repayment of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our Senior Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if we are unable to repay any amounts due and payable under our Senior Credit Facility, those lenders could proceed against the collateral granted to them to secure such indebtedness. If our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.

If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in our debt instruments, which could cause cross-acceleration or cross-default under other debt agreements, we could be in default under the terms of the agreements governing such other indebtedness. If such a default occurs:

●

the holders of the indebtedness may be able to cause all of our available cash flow to be used to pay the indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; or

●	we could be forced into bankruptcy, or liquidation or restructuring proceedings.

If our operating performance declines, we may in the future need to amend or modify the agreements governing our indebtedness or seek concessions from the holders of such indebtedness. There is no assurance that such concessions would be forthcoming.

g.	Credit risk

Counterparties to any financial instrument to which we are a party may not meet its obligations, which may cause Eldorado to incur a financial loss. We limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. Payment for our metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2017.

We invest our cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. The credit risk associated with these investments is considered to be low. As at December 31, 2017, we hold a significant amount of cash and cash equivalents with two financial institutions.

3.	Metal price volatility

The profitability of our operations is significantly affected by changes in gold and other metal prices. Gold and metal prices can fluctuate widely and are influenced by many factors beyond our control, including but not limited to:

●	industrial demand;
●	varying levels of investment demand;
●	demand from the jewelry industry;
●	inflation and the expected rate of inflation;
●	strength of the US dollar and other currencies;
●	interest rates;
●	political and economic events (global and regional);
●	production and cost levels for producing mines around the world.
●	speculative activities including short term trading in gold and gold derivatives (causing rapid short-term changes in the price of gold);
●	gold and financial market volatility and other market factors;
●	producer hedging;
●	central bank purchases and sales of gold and gold lending; and
●	official pricing in certain countries.

The supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

Between 2014 and the date of this AIF, the price of gold as quoted on the London Bullion Market ranged from a low of $1,049 to a high of $1,385 per ounce, based on the London PM fixing price for gold .

We have used a price $1,200 per ounce of gold in the mineral reserve estimates for our projects. There is no assurance that these estimates are an accurate reflection of future gold prices. Using significantly lower gold prices in the reserve calculations and life-of-mine plans, would result in lower mineral reserve and resource estimates, and may result in material write-downs of our investment in mining properties and higher amortization, reclamation and closure charges.

If metal prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in losing our interest in some or all of our properties, or being forced to sell them, which could have a negative effect on our business, results of operations, financial condition and share price.

4.	Foreign currency and foreign exchange

We operate in a number of jurisdictions outside of North America and incur certain expenses in foreign currencies. We currently receive revenue from operations in US dollars but incur a significant portion of our operating expenses and costs in foreign currencies including the Canadian Dollar, Turkish Lira, Euro, Romanian Lei, Serbian Dinar and Brazilian Real, each of which fluctuate in value and are subject to their own country’s political and economic conditions.

We are subject to fluctuations in the exchange rates between the US dollar and these currencies. This can have a material effect on our future cash flow, business, results of operations, financial condition and share price and lead to higher construction, development and other costs than anticipated. We do not currently hedge currency exchange risks, although we may do so from time to time in the future.

See also “Hedging activities” on page 123.

5.	Tax matters

We operate and have operated in a number of countries, each of which has its own tax regime to which we are subject. The tax regime and the enforcement policies of tax administrators in each of these countries are complicated and may change from time to time, all of which are beyond our control. Our investments into these countries, importation of goods and material, land use, expenditures, sales of gold and other products, income, repatriation of money and all other aspects of our investments and operations can be taxed, and there is no certainty as to which areas of our operations will be assessed or taxed from time to time or at what rates.

Our tax residency and the tax residency of our subsidiaries (both current and past) are affected by a number of factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If we or our subsidiaries are ever assessed to be a non-resident in the jurisdictions that we or our subsidiaries report or have reported or are otherwise assessed, or are deemed to be resident (for the purposes of tax) in another jurisdiction, we may be liable to pay additional taxes. In addition, we have entered into various arrangements regarding the sale of mineral products or mineral assets which may be subject to unexpected tax treatment. If such taxes were to become payable, this could have a material adverse effect on our business, results of operations, financial condition and share price.

We endeavour to structure, and restructure from time to time, our corporate organization in a commercially efficient manner and if any such planning effort is considered by a taxation authority to constitute tax avoidance, then this could result in increased taxes and tax penalties which could have a material adverse effect on our financial condition.

New laws and regulations or new interpretations of or amendments to laws, regulations or enforcement policy relating to tax laws or tax agreements with governmental authorities, if proposed and enacted, may affect our current financial condition and could result in higher taxes being payable by us. There is no assurance that our current financial condition will not change in the future due to such changes.

6.	Global economic environment

Market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital.

Economic and geopolitical events may create uncertainty in global financial and equity markets. The global debt situation may cause increased global political and financial instability resulting in downward price pressure for many asset classes and increased volatility and risk spreads.

Such disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things. If we do not raise capital when we need it, or access it on reasonable terms, it could have a material adverse effect on our business, results of operations, financial condition and share price. These and other related factors can lead to lower longer term asset values, which can result in impairment losses.

If the negative economic conditions persist or worsen, it could lead to increased political and financial uncertainty, which could result in regime or regulatory changes in the jurisdictions in which we operate. High levels of volatility and market turmoil could have an adverse effect on our business, results of operations, financial condition and share price.

See “Geopolitical climate” on page 95.

7.	Repatriation of funds

We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfill our business plans, in particular in relation to ongoing expenditures at our development assets. We may not be able to repatriate funds, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the Eldorado Gold level, which costs could be material.

8.	Hedging activities

Companies use hedging activities to protect against fluctuations in the prices of gold, other metals and other commodities, currency and interest rates to minimize the effect that such fluctuations can have on future cash flow, results of operations and financial condition over a period of time. Hedges can have a positive or adverse effect on our future cash flow, results of operations and financial condition, for instance, while hedging the gold price can protect us from declining prices, it can also limit the price we realize when prices are increasing.

The Company has elected not to actively manage its exposure to metal price risk but may use, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals, and other commodities.

We currently do not have any interest rate hedges, but we may hedge in the future.

We have a risk management policy that includes hedging foreign exchange exposure to reduce the risk associated with currency fluctuations. We currently do not have any currency hedges, but we may hedge in the future.

There is no assurance that any hedges that are put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no hedges in place.

9.	Dividends

While we have initiated a policy for the payment of dividends on common shares of Eldorado Gold, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future. Please see our Dividend Policy on page 132.

10.	Compensation risks

One of our pension plans for named executives is a defined benefit plan, which guarantees that participants will receive certain benefit amounts. We use various actuarial assumptions to estimate our obligations and expenses, including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits. If any of these assumptions are incorrect or there is a material change in the facts on which they are based, we may have increased liabilities that are currently unaccounted for.

11.	Financial reporting risks

a.	Carrying value of assets

The carrying value of our assets is compared to our estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. Our fair value estimates are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.

If there are no mitigating valuation factors and we do not achieve our valuation assumptions, or we experience a decline in the fair value of our reporting units, it could result in an impairment charge, which could have an adverse effect on us.

b.	Change in reporting standards

Changes in accounting or financial reporting standards may have an adverse impact on our financial condition and results of operations in the future.

12.	Mark to market risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is in the form of Notes with a fixed interest rate of 6.125%. Our current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature, but this could change in the future.

SECTION V                 CORPORATE RISKS

1.	Risks related to growth

a.	Risks related to acquisitions

i.	Sourcing merger and acquisition targets and projects

Although we actively seek acquisition opportunities that are consistent with our acquisition and growth strategy, we are not certain that we will be able to identify suitable candidates that are available at a reasonable price, complete any acquisition, or integrate any acquired business into our operations successfully. Acquisitions can involve a number of special risks, circumstances or legal liabilities, which could have a material adverse effect on our business, results of operations, financial condition and share price.

Acquisitions may be made by using available cash, incurring debt, issuing common shares or other securities, or any combination of the foregoing. This could limit our flexibility to raise capital, to operate, explore and develop our properties and make other acquisitions, and it could further dilute and decrease the trading price of our common shares. When we evaluate a potential acquisition, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in that business.

We have discussions and engage in other activities with possible acquisition targets from time to time, and each of these activities could be in a different stage of development. There is no assurance that any potential transaction will be completed and the target integrated with our operations, systems, management and culture successfully in an efficient, effective and timely manner or that the expected bases or sources of synergies will in fact produce the benefits anticipated. In addition, synergies assume certain long term realized gold and other metals prices. If actual prices are below such assumed prices, this could adversely affect the synergies to be realized. If we do not successfully manage our acquisition and growth strategy, it could have a material adverse effect on our business, results of operations, financial condition and share price.

ii.	Impact on growth and financial condition

We continue to pursue opportunities to acquire advanced exploration assets that are consistent with our strategy. At any given time, discussions and activities with respect to such possible opportunities may be in process on such initiatives, each at different stages of due diligence. From time to time, we may acquire securities of, or an interest in, companies; and we may enter into acquisitions or other transactions with other companies.

Transactions involving acquisitions have inherent risks, including:

●	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of potential acquisitions;
●	limited opportunity for due diligence;
●	ability to achieve identified and anticipated operating and financial synergies;
●	unanticipated costs, liabilities and write-offs including higher capital and operating costs than had been assumed at the time of acquisition;
●	diversion of management attention from existing business;
●	potential loss of our key employees or the key employees of any business we acquire;

●	unanticipated changes in business, industry or general economic or political conditions that affect the assumptions underlying the acquisition;
●	decline in the value of acquired properties, companies or securities; and
●	the possibility that indemnification agreements with sellers (if any) may be unenforceable or insufficient to cover potential liabilities.

Any of these factors or other risks could result in us not realizing the benefits anticipated from acquiring other properties or companies, and could have a material adverse effect on our ability to grow and on our business, results of operations, financial condition and share price.

iii.	Unknown liabilities

As a result of our acquisitions, we have assumed liabilities and risks. While we conduct due diligence with respect to acquisitions of companies and assets, there may be liabilities or risks, including liabilities related to the prior operation of the business acquired, that we failed, or were unable, to discover in the course of performing our due diligence investigations, which may be significant. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and share price.

iv.	Evaluating merits or risks

Due to the nature of certain proposed transactions, it is possible that shareholders may not have the right to evaluate the merits or risks of any future acquisition, except as required by applicable laws and stock exchange rules.

v.	Portfolio of development projects

As part of our strategy, we will continue our efforts to develop new projects. We may not realize the benefits of our large portfolio of projects. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks. Such risks may cause us to re-evaluate and realign our business objectives from time-to-time, including considering suspension of projects or disposition of certain assets.

We may be subject to significant permitting, completion risks and capital cost increases associated with an expansion of our operations and our portfolio of development projects.

If there are significant delays in the permitting or completion of projects and / or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on our future cash flow, business, results of operations, financial condition and share price.

As a consequence of our significant portfolio of development projects, we will be subject to significant additional capital requirements associated with permitting and regulatory work, development costs and expanded operations. The capital costs necessary to develop the projects could be significantly above our estimates. Such capital cost overruns could have a significant adverse effect on our results of operation and financial condition.

b.	Risks relating to dispositions

When we decide to sell certain assets or projects, we may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of our strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact our ability to complete proposed dispositions. Alternatively, we may dispose of a business at a price or on terms that are less than we had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, we may be subject to necessary regulatory and governmental approvals on acceptable terms as well as satisfaction of pre-closing conditions, which may prevent us from completing the transaction. Dispositions may impact our production, mineral reserves and resources and our future growth and financial conditions. Despite the disposition of divested businesses, we may continue to be held responsible for actions taken while we controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside our control could affect our future financial results.

c.	Limited capital

We estimate our current financial resources to be sufficient to support our currently planned exploration and development programs; however, additional capital may be needed for further exploration, development and construction of mineral projects. If we decide to proceed to production on a development project for which funding has not yet been identified or sourced, then a significant amount of capital may be needed for project engineering and construction. As a result, the continuing exploration and development of our properties may depend on our ability to obtain financing through co-ownership arrangements, debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining such financing at all, or on terms we find acceptable. See also “Financing Risks –Liquidity” on page 117.

2.	Foreign investments and operations

Most of our activities and investments are in foreign countries including operations and / or exploration and development projects in Brazil, Greece, Romania, Serbia, Turkey and Romania.

These investments are subject to risks normally associated with conducting business in foreign countries. Some risks are more prevalent in less developed countries or those with emerging economies, including:

●	uncertain political and economic environments;
●	risks of war, regime changes and civil disturbances or other risks that can:
o	limit or disrupt a project;
o	restrict the movement of funds and personnel ;
o	limit contractual rights; or
●	result in property loss by nationalization or expropriation with or without compensation;
●	risk of adverse changes in laws or policies of particular countries, including government royalties;
●	risks related to privacy legislation
●	increases or changes in foreign taxation;
●	delays in or the inability to obtain necessary government permits, approvals and consents;
●	limitations on ownership and repatriation of earnings;
●	possible imposition of foreign ownership limits;
●	foreign exchange controls and currency devaluations;
●	import and export regulations, including restrictions on exporting gold;
●

disadvantages of competing against companies from countries that are not subject to Canadian and US laws, including laws relating to corrupt foreign practices, economic or financial sanctions and restrictions on the ability to pay dividends offshore;

●	disease and other potential endemic health issues;
●	unfavourable social benefits and labour requirements;
●	exposure to non-governmental organizations’ (NGO’s) activities; and
●	exposure to occupation of our project sites for political or other purposes.

In all jurisdictions where we operate, we are regarded as a foreign entity and consequently we may be subject to greater restrictions and requirements in these jurisdictions. The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition and share price.

We review these and other risks related to the business in foreign countries on an ongoing basis. Such reviews may cause us to re-evaluate and realign our business objectives and strategic direction from time to time, including considering suspension of projects or disposition of certain assets.

See also “Resource nationalism and foreign ownership restrictions” on page 99 and “Geopolitical climate” on page 97.

3.	Regulatory requirements

Regulatory requirements have a significant impact on our mining operations, and can have a material adverse effect on our future cash flow, business, results of operations, financial condition and share price.

We have operations in a number of jurisdictions outside of Canada, mainly in Brazil, Greece, Serbia, Turkey, and Romania. The laws in each of these countries are significantly different, and they can change. Mining operations, development and exploration activities are subject to extensive laws and regulations governing among other things:

●	prospecting;
●	development;
●	production;
●	imports and exports;
●	taxes and royalties;
●	mineral tenure, land title and land use;
●	labour standards;
●	occupational health;
●	environmental monitoring;
●	water management including access and use, quality control and containment;
●	restrictions on use of chemicals and explosives;
●	waste disposal;
●	environmental protection and remediation;
●	sustainability and community relations;
●	foreign corrupt practices;
●	privacy legislation;
●	protection of endangered and protected species;
●	mine safety; and
●	toxic substances.

Mining is subject to potential risks and liabilities associated with pollution and the disposal of waste products from mineral exploration and production. Costs for discovering, evaluating, planning, designing, developing, constructing, operating, closing and remediating our mines and other facilities in compliance with these laws and regulations are significant. In some jurisdictions, forms of financial assurance are required to be provided as security for reclamation activities. The cost of our reclamation activities may materially exceed our provisions for them, or regulatory developments or changes in the assessment of conditions at closed operations may cause these costs to vary substantially, positively or negatively, from prior estimates of reclamation liabilities.

Not complying with applicable laws and regulations can result in enforcement actions that can include corrective measures requiring capital expenditures or the installation of additional equipment, or remedial actions. Parties involved in mining operations may be required to compensate those suffering loss or damage resulting in interruption of mining activities and may face civil or criminal fines or penalties for violating certain laws or regulations. Any regulatory or judicial action against us for failure to comply with applicable laws and regulations could therefore materially affect our operating costs and delay or curtail our operations. There is no assurance that we have been or will be at all times in compliance with all applicable laws and regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect our business, results of operations, financial condition and share price.

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political, social or economic environment in which we operate or otherwise could occur. Eldorado constantly works to comply with global best practices relating to sustainability, community relations, governance and the environment and this could have a material adverse effect on our future cash flow, business, results of operations, financial condition and share price.

See also “Regulatory requirements” on page 125.

a.	Full compliance at all times

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We are subject to obtaining government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws; however, any changes to these laws in the future could have an adverse effect on our business, results of operations, financial condition and share price and could delay our ability to obtain such permits.

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material adverse effect on our future cash flow, business, results of operations, financial condition and share price.

We may also be held responsible for the costs of addressing contamination from current or former activities at our projects and could be held liable for exposure to hazardous substances, whether or not we had an interest in the project at the time of the contamination or exposure. We may also be held liable for past activities at divested businesses. The costs associated with such responsibilities and liabilities may be significant.

b.	Evolving public disclosure requirements

We are subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, CSA, the NYSE, the TSX, and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by governments, making compliance more difficult and uncertain. Examples include the Canadian Extractive Sector Transparency Measures Act and SEC rules on conflict minerals.

Effective June 2015, the Government of Canada introduced the Extractive Sector Transparency Measures Act which established new mandatory reporting standards for mining companies directed at payments made to foreign and domestic governments at all levels, which requires us to publicly disclose on an annual basis, certain payments made by Eldorado Gold, our subsidiaries or entities controlled by Eldorado Gold, to the Canadian government and foreign governments, including sub-national governments.

The SEC has adopted rules requiring companies, beginning in 2014, to disclose on an annual basis whether certain conflict minerals necessary to the functionality or production of a product manufactured by such company originated in the Democratic Republic of the Congo or an adjoining country. While issuers engaged in mining conflict minerals are not considered manufacturers of conflict minerals and are not required to provide disclosure we are still required to enact procedures establishing the country of origin of our gold.

Our efforts to comply with the Canadian and United States rules and regulations and other new rules and regulations regarding public disclosure have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

If we fail to comply with such regulations, it could have a negative effect on our business, results of operations, and share price and investors could lose all or part of their investment.

c.	Corporate governance requirements

We are subject to corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC in the US.

Although we substantially comply with NYSE’s corporate governance guidelines, we are exempt from certain NYSE requirements because we are subject to Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators.

d.	Internal controls over financial reporting

We document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (SOX). SOX requires management to do an annual assessment of our internal controls over financial reporting and our external auditors to conduct an independent assessment of the effectiveness of our controls.

Our internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of Eldorado Gold.

If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results or we may not be able to meet our reporting obligations. There is no assurance that we will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.

If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing our internal controls is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, we cannot be certain that we will be successful in complying with section 404 of SOX.

4.	Litigation and contracts

We are periodically subject to legal claims that are with and without merit.

In addition to the matters described elsewhere in this AIF, including the discussion regarding litigation and arbitration matters under Material Properties, including Olympias – Hellas Gold Litigation – Arbitration on page 52, we are regularly involved in routine litigation matters. We believe that it is unlikely that the final outcome of these routine proceedings will have a material adverse effect on us; however, defense and settlement costs can be substantial, even for claims that are without merit.

Due to the inherent uncertainty of the litigation process, including arbitration proceedings, and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and or adverse effect on us. In the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or arbitration panels or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

In our business we make contracts with a wide range of counterparties. There can be no assurance that: these contracts will be honoured and performed in accordance with their terms by our counterparties; we will be able to enforce the contractual obligations.

5.	Non-governmental organizations (NGOs)

Certain NGOs that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to our operations, could have an adverse effect on our reputation, impact our relationship with the communities in which we operate and ultimately have a material adverse effect on our business, results of operations, financial condition and share price.

NGO’s may lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to our business activities, which if made could have a material adverse effect on our business, results of operations, financial condition and share price.

NGO’s organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel our rights, permits and licences. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on our business and operations. NGO’s may also file complaints with regulators in respect of our, and our directors’ and insiders’, regulatory filings, in respect of Eldorado Gold. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in Eldorado Gold or such directors or insiders and may adversely affect our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations and our business, results of operations, financial condition and share price. Please refer to ‘Hellas Gold Litigation’ section on page 52 for more information.

6.	Corruption and bribery

Our operations are governed by, and involve interactions with, many levels of government in numerous countries. Like most companies, we are required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which we conduct our business. The Company has implemented and promulgated an Anti-Bribery & Corruption Policy which now forms part of our Code of Business Conduct and Ethics documentation with which all employees are required to comply.

In recent years, there has been a general increase in both the severity of penalties and frequency of enforcement under such laws, resulting in greater punishment and scrutiny to companies convicted of violating anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also any third party agents. Although we have adopted policies and a risk-based approach to mitigate such risks, such measures may not always be effective in ensuring that we, our employees or third party agents will comply strictly with such laws. If we find ourselves subject to an enforcement action or are found to be in violation of such laws, this may result in significant penalties, fines and / or sanctions being imposed on us resulting in a material adverse effect on our reputation our business, results of operations, financial condition and share price.

The operation of our business may also be impacted by economic or financial sanction laws such as the United Nations Act (Canada) and the Special Economic Measures Act (Canada), as well as similar laws in countries in which we conduct our business or our securities trade. Such laws may impose restrictions and prohibitions on trade and other economic activities with foreign markets or countries, including investments. These restrictions and prohibitions may apply to dealings with entire countries, non-state actors such as terrorist organizations or designated persons from a target country and may change from time to time. It is not always easy to locate and remain current on the current list of sanctions imposed and governments do not necessarily provide sufficient guidance for businesses wanting to comply with applicable laws.    Although we do not believe that we are in contravention of such laws, there is no assurance that we are or will be in full compliance at all times and that our business will not be adversely affected.

7.	Conflicts of interest

Certain of our directors also serve as directors of other companies involved in natural resource exploration and development. There is a possibility that such other companies may compete with us for the acquisition of assets. Consequently there exists the possibility for such directors to be in a position of conflict. If any such conflict of interest arises, then a director who has a conflict must disclose the conflict to a meeting of our directors and must abstain from and will be unable to participate in discussion or decisions pertaining to the matter. In appropriate cases, Eldorado Gold will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

8.	Information technology systems

Our operations depend, in part, upon information technology systems. Our information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. We may also be targets of cyber surveillance or a cyber attack from cyber criminals, industrial competitors or government actors. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, loss of revenues due to a disruption of activities, incurring of remediation costs, including ransom payments, destruction or corruption of data, release of confidential information in contravention of applicable laws, litigation, fines and liability for failure to comply with privacy and information security laws, unauthorized access to proprietary or sensitive information, security breaches or other manipulation or improper use of our data, systems and networks, regulatory investigations and heightened regulatory scrutiny, any of which could have adverse effects on our reputation, business, results of operations, financial condition and share price.

Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there is no assurance that we will not incur such losses in future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Risks related to cyber security are monitored on an ongoing basis by Eldorado Gold senior management and Eldorado Gold Board of Directors. Eldorado Gold are in the process of developing a cyber response protocol.

9.	Privacy Legislation

Eldorado is subject privacy legislation in various countries in which we operate, including the European Union General Data Protection Regulations (“GDPR”), which will become enforceable on May 25, 2018. The GDPR is more stringent than its predecessor, the Data Protection Directive (Directive 95/46/EC). Eldorado is required to develop and implement programs that will evidence compliance or face significant fines and penalties for breaches. For example, companies that have not implemented GDPR or have not completed a framework exercise towards implementation of processes to become compliant with GDPR can be fined up to 4% of their annual global turnover or €20 million, whichever is greater. Penalties for data breaches post implementation of GDPR also are subject to significant fines and penalties. Eldorado has taken and will continue to take measures in collaboration with its advisors, in preparation for compliance with GDPR. If Eldorado has not completed all procedures in time for the GDPR compliance deadlines, Eldorado could be found to be in breach of the GDPR, and such breaches may have an adverse effect on governmental relations, our business, reputation, share price and financial conditions.

10.	Price and volume fluctuations

The capital markets have experienced a high degree of volatility in the trading price and volume of shares sold over the past few years. Many companies have experienced wide fluctuations in the market price of their securities that have not necessarily related to their operating performance, underlying asset values or prospects. There is no assurance that the price of our securities will not be affected.

In the past, shareholders have instituted class action lawsuits against companies that have experienced volatility in their share price. Class action lawsuits can result in substantial costs and divert management’s attention and resources, which could significantly harm our profitability and reputation. There is no assurance that Eldorado Gold will not be subject to class action lawsuits.

11.	Actions of activist shareholders

Publicly-traded companies have increasingly become subject to campaigns by investors seeking to advocate certain governance changes or corporate actions such as financial restructuring, special dividends, share repurchases or even sales of assets or the entire company. We could be subject to such shareholder activity or demands. Given the challenges we have encountered in our businesses in the last year, recent changes to our governance and strategic focus may not satisfy such shareholders who may attempt to promote or effect further changes or acquire control over us. Responding to proxy contests, media campaigns and other actions by activist shareholders, if required, will be costly and time-consuming, will disrupt our operations and would divert the attention of the Board and senior management from the pursuit of our business strategies, which could adversely affect our results of operations, financial condition and/or prospects. If individuals are elected to the Board with a specific agenda to increase short-term shareholder value, it may adversely affect or undermine our ability to effectively implement our plans. Perceived uncertainties as to our future direction resulting from shareholder activism could also result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners, to our detriment.

12.	Unavailability of insurance

Where practical, a reasonable amount of insurance is maintained against risks in the operation of our business, but coverage has exclusions and limitations. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, and at terms we believe are economically acceptable.

There are some cases where coverage is not available, or we believe it is too expensive relative to the perceived risk. For example, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is generally not available to us or other companies in the mining industry on acceptable terms. Losses from these uninsured events may cause us to incur significant costs that could have a material adverse effect upon our business, results of operations, financial condition and share price.

Investor information

Our corporate structure

April 2, 1992	Eldorado Corporation Ltd. is incorporated by a Memorandum of Association under the Companies Act (Bermuda)
April 23, 1996	Name change to Eldorado Gold Corporation and continues under the Company Act (British Columbia)
June 28, 1996	Continues under the CBCA
November 19, 1996	Amalgamates with HRC Development Corporation under the name Eldorado Gold Corporation, under a plan of arrangement under the CBCA
June 5, 2006	Amends articles and files restated articles under the CBCA
April 3, 2009	Adopts new bylaws that shareholders approve on May 7, 2009
December 12, 2013	Adopts new bylaws that shareholders approve on May 1, 2014
May 27, 2014	Amends articles and files restated articles under the CBCA

Eldorado Gold capital structure

Under our articles, Eldorado Gold is permitted to issue an unlimited number of common shares:

Share capital at March 29, 2018

Common shares outstanding	794,010,680
Options (number of shares reserved)	29,722,573
Performance Share Units (PSUs)[1]	1,906,544

1 PSUs are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

A corporation formed under laws other than the federal laws of Canada may apply to be “continued” under the CBCA by applying for a certificate of continuance from the Corporations Directorate.

Once the certificate is issued, the CBCA applies to the corporation as if the corporation was incorporated under the CBCA.

The rules for changing the rights associated with Eldorado Gold shares are contained in the CBCA. Eldorado Gold generally needs at least two-thirds of the votes cast at a special meeting of shareholders to make substantive changes to our share capital as described in our articles. For further information on our executive compensation arrangements please refer to our Management Proxy Circular.

Common shares

Each common share gives the shareholder the right to:

●	receive notice of and to attend all shareholder meetings and have one vote in respect of each share held at such meetings; and
●	participate equally with other shareholders in any:
o	dividends declared by the board; and
o	distribution of assets if we are liquidated dissolved or wound-up.

Common shares issued in 2017

Balance, December 31, 2016	716,587,134
Shares issued upon exercise of share options	242,648
Shares issued upon redemption of PSU’s*	0
Issuance of ELD shares re: acquisition of Integra Gold Corporation	77,180,898
Total – issued and outstanding as of December 31, 2017	794,010,680

  *No PSU’s were earned during 2017

Senior unsecured notes

On December 13, 2012, Eldorado Gold completed an offering of $600M aggregate principal amount of 6.125% senior unsecured notes (Notes). The Notes mature on December 15, 2020 and are guaranteed on a senior unsecured basis by Eldorado Gold’s indirect wholly-owned subsidiaries, SG and Tuprag, and will be guaranteed by each of Eldorado Gold’s wholly-owned subsidiaries that becomes a borrower or guarantor under debt facilities of Eldorado Gold, subject to certain exceptions.

Indenture

The Notes are governed by an indenture (Indenture) dated December 13, 2012 among Eldorado Gold, SG, Tuprag, Computershare Trust Company, N.A., as Computershare Trust Company of Canada, as Canadian Trustee. Under the Indenture, Eldorado Gold may redeem some or all of the Notes at any time on or after December 15, 2016, December 16, 2017 and December 15, 2018 at redemption prices equal to 103.063%, 101.531% and 100.000%, respectively, of the principal amount of the Notes plus, in each case, accrued and unpaid interest, if any, to the date of redemption. The Notes may be redeemed at Eldorado Gold’s option, in whole but not in part, at a price of 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of redemption in certain circumstances in which Eldorado Gold would become obligated to pay certain additional amounts under the Notes. If Eldorado Gold sells certain of its assets or experiences specific kinds of changes in control, Eldorado Gold must offer to purchase the Notes.

The Notes will be Eldorado Gold’s senior unsecured obligations and will rank equally in right of payment to all of Eldorado Gold’s existing and future senior unsecured debt and senior in right of payment to all of Eldorado Gold’s existing and future subordinated debt. The Notes will be effectively subordinated to any of Eldorado Gold’s existing and future secured debt to the extent of the value of the collateral securing such debt. The note guarantees will rank equally in right of payment with all of the guarantors’ existing and future senior debt, effectively subordinated to any of the guarantors’ existing and future secured debt to the extent of the value of the collateral securing such debt and senior in right of payment to all of the guarantors’ existing and future subordinated debt. In addition, the Notes will be structurally subordinated to the liabilities of Eldorado Gold’s non-guarantor subsidiaries.

The Indenture contains customary affirmative and negative covenants that, among other things: limit the ability of Eldorado Gold and its subsidiaries to make investments; incur additional indebtedness or issue preferred stock; create liens; sell assets; enter into agreements that restrict dividends or other payments by restricted subsidiaries; consolidate, merge or transfer all or substantially all of the assets of Eldorado Gold; engage in transactions with Eldorado Gold’s affiliates; pay dividends or make other distributions on capital stock or prepay subordinated indebtedness; and create unrestricted subsidiaries. For full details of the terms of the Notes, see the Indenture, which is filed under Eldorado Gold’s profile on SEDAR at www.sedar.com.

Ratings

On issuance, the Notes were assigned credit ratings of Ba3 by Moody’s Investors Service (Moody’s) and BB by Standard & Poor’s Rating Services (S&P). As of the date of this AIF, the notes have a credit rating of B1 by Moody’s and B by S&P.

These issuer credit rating are an opinion of the ability of the issuer to honour senior unsecured financial obligations and contracts.

Moody’s credit ratings are on a rating scale that ranges from AAA to C, which represents the range from highest to lowest quality of such securities rated. A rating of B by Moody’s is the sixth highest of nine categories and denotes obligations judged to be speculative are subject to high credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P’s credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A credit rating of B by S&P is the sixth highest of ten categories. According to the S&P rating system, an obligor with debt securities rated B is more vulnerable to non-payment but currently has the capacity to meet its financial obligations. However, exposure to adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment obligation. The addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category.

The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell securities nor do the ratings comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

We pay annual credit rating fees to both Moody’s and S&P as follows:

Moody’s	$76,125
S&P	$60,375

Dividend policy

The Board of Directors established a dividend policy in May 2010 and Eldorado Gold declared its first dividend of CDN$0.05 per common share. Any dividend payment, if declared, is expected to be derived from a dividend fund calculated on an amount, determined at the discretion of the Board of Directors at the time of any decision to pay a dividend, multiplied by the number of ounces of gold sold by Eldorado Gold in the preceding two quarters. In 2011, the Board of Directors amended the dividend policy to provide additional step-ups as the average realized gold price increases. The Board of Directors further amended the dividend policy in 2013 to revise the gradation of the fixed dollar amounts per ounce of gold sold.

The amount of the dividend fund will be divided among all the issued Eldorado Gold common shares to yield the dividend payable per share. Accordingly, the calculation of any dividends, if declared, will also be dependent on gold prices, among other things.

The declaration and payment of dividends is at the sole discretion of the Board of Directors, and is subject to and dependent upon, among other things: the financial condition of and outlook for the Company, general business conditions, satisfaction of all applicable legal and regulatory restrictions regarding the payment of dividends by Eldorado Gold and the Company’s cash flow and financing needs.

On June 18, 2010, we paid an inaugural dividend of CDN$0.05 per common share. Beginning in 2011, Eldorado Gold paid semi-annual dividends. See “Dividends Paid” below for a list of dividend payments for the past three years.

In Q1 2016, Eldorado Gold suspended the cash payment of its semi-annual dividend. The decision of the Board of Directors had been made in view of gold prices, the terms and conditions of the Dividend Policy and the requirements of the CBCA.

On February 23, 2017, Eldorado Gold declared that it would pay a dividend of CDN$0.02 per common share on March 16, 2017 to the holders of its outstanding common shares as the close of business on the record date of March 7, 2017.

In Q1 2018, Eldorado Gold suspended the cash payment of its semi-annual dividend pending the results of certain technical reports and potential subsequent capital requirements.

Dividends Paid

Year	Date	Per common share (Cdn$)
2015	February 16, 2015	$0.01
	August 26, 2015	$0.01
2016		n/a
2017	March 16, 2017	$0.02

Market for securities

Eldorado Gold is listed on the following exchanges:

TSX under the symbol ELD

(listed October 23, 1993 – part of the S&P/TSX Global Gold Index)

NYSE under the symbol EGO

(listed October 20, 2009 – part of the AMEX Gold BUGS Index)

Our common shares were listed on the American Stock Exchange (AMEX) from January 23, 2003 until October 20, 2009.

The table below shows the range in price and trading volumes of our common shares on the TSX in 2017.

Trading activity in 2017

2017	High	Low	Cdn$ Close	Volume
January	4.80	4.28	4.60	116,988,920
February	5.13	4.05	4.06	89,920,841
March	4.73	3.69	4.55	144,000,818
April	5.03	4.46	4.99	102,055,110
May	5.14	4.02	4.09	237,948,041
June	4.36	3.31	3.43	240,135,044
July	3.46	2.55	2.64	103,136,711
August	2.68	2.24	2.57	86,671,198
September	2.98	2.27	2.74	132,615,793
October	2.90	1.57	1.62	147,451,128
November	1.66	1.44	1.48	113,495,638
December	1.85	1.39	1.82	84,694,717

Prior sales

The following table sets out all of the securities issued by the Company during our last financial year other than our common shares:

Type of security	Number of securities	Date issued	Issue price/ Exercise price
Stock options	180,145 1,305,219 1,815,399 1,744,100 421,348 14,000 324,324	January 27, 2017 January 27, 2017 January 27, 2017 January 27, 2017 February 1, 2017 May 2, 2017 May 2, 2017	$4.40 $4.40 $4.40 $4.40 $4.60 $4.68 $4.68
Performance Share Units (PSUs)	242,367 337,103 166,519 9,795	January 27, 2017 January 27, 2017 February 1, 2017 March 16, 2017	n/a n/a n/a n/a
Restricted Share Units (RSUs)	252,146 350,703 163,043 170,940	January 27, 2017 January 27, 2017 February 1, 2017 May 2, 2017	$4.40 $4.40 $4.60 $4.68
Deferred Units (DUs)	11,785 145,164 3,382 10,639 22,198 14,007	January 10, 2017 January 27, 2017 March 16, 2017 March 31, 2017 May 2, 2017 June 30, 2017	n/a n/a n/a n/a n/a n/a

For detailed information about the plans that govern the stock options, PSUs, RSUs and DUs, including the compensation principles that governs the grants made, please refer to our Management Proxy Circular

Transfer agents and registrars:

Registrar and transfer agent for our common shares	Computershare Trust Company of Canada 100 University Ave. 8th Floor, North Tower Toronto, Ontario M5J 2Y1
Registered and records office and address for service	Eldorado Gold Corporation c/o Fasken Martineau DuMoulin LLP Suite 2900 – 550 Burrard Street Vancouver, BC V6C 0A3
Registrar and trustee for our Notes	Computershare Trust Company N.A. 8742 Lucent Boulevard, Suite 225 Highlands Ranch, CO 80129

ELDORADO GOLD CORPORATION

Governance

Management and the Board of Directors are committed to good governance practices. We are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and in communicating openly with all of our stakeholders.

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with the corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC in the United States.

Ethical business conduct

Our code of business conduct and ethics (the Code) is designed to promote integrity and deter wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The Code applies to our directors, officers, employees and contractors and reinforces our commitment to ethical business conduct. Complying with the Code and maintaining high standards of business conduct are mandatory, and the board relies on the oversight of our internal controls to monitor compliance with the Code. Our Code is available on our website (www.eldoradogold.com) and on our SEDAR profile at www.sedar.com.

ABC Policy

Our ABC Policy is designed to educate and to provide guidance to our personnel and agents to avoid directly or indirectly paying bribes or otherwise making improper payments or gifts. The ABC Policy is intended to alert all directors, officers, employees and agents to their responsibility to comply with all applicable anti-bribery and anti-corruption laws, including, for example, the Canadian Corruption of Foreign Public Officials Act, the US Foreign Corrupt Practices Act and the UK Anti-Bribery Act, and to be alert to any potential violations of the applicable anti-bribery and anti-corruption laws by any of our personnel or our independent representatives, distributors, consultants, or agents that could potentially constitute a violation of such laws by Eldorado Gold. The ABC Policy is available on our website (www.eldoradogold.com).

Our Board of Directors

Eldorado Gold’s Board of Directors oversees management, who are responsible for the day to day conduct of our business.

The Board is responsible for:

●	acting in good faith in the best interests of Eldorado Gold;
●	exercising care, diligence and skill in carrying out its duties and responsibilities; and
●	meeting its obligations under the CBCA, the Eldorado Gold articles and bylaws, the Director Terms of Reference and any other relevant legislation and regulations governing our business.

The Board has adopted a written mandate, available on our website, which describes its responsibility for stewardship. The board carries out its mandate directly or through its committees, which are composed entirely of independent directors.

Directors

According to our articles and bylaws, we must elect between three and 20 directors at every annual general meeting to serve for a one-year term or until a successor is elected or appointed.

It is expected that eight directors will be nominated to the Board in 2018. The CBCA requires at least 25% of our directors to be Canadian residents.

The table below lists our directors, including their province or state of residence, their principal occupation during the five preceding years and approximate number of Eldorado Gold common shares that they own. This includes shares that they beneficially own directly or indirectly, or exercise control or direction over as of the date of this AIF.

Director	Board committees	Principal occupation	Approximate number of common shares held
George Albino, Acc. Dir Colorado, United States Independent Director Non-Executive Chairman of the Board	Corporate governance and nominating Compensation

Chairman of the Board since December 2017 and director since October 27, 2016

Equities analyst for precious metal stocks at a variety of investment firms, most recently with GMP Securities (1997 to 2006)

From 1979 through 1997 exploration and research geologist with a number of international mining companies focused on gold, diamond, and base metal exploration and mining

Currently a Director of Orla Mining

Nil
George Burns, President, Chief Executive Officer and Director British Columbia, Canada

Director since April 27, 2017

Executive Vice President and Chief Operating Officer of Goldcorp Inc (2012 to 2017)

Senior Vice President, Mexican Operations (2011 to 2012)

Vice President, Canada and United States (2007 to 2011)

Senior Vice President of Centerra Gold (2003 to 2007)

Nil
Pamela M. Gibson, Acc. Dir Hampshire, United Kingdom Independent Director	Audit Corporate governance and nominating (chair)

Director since September 2, 2014

Of Counsel at Shearman & Sterling LLP since 2005

Head of capital Markets Europe and Asia (2002 to 2004); Managing Partner London (1995 to 2002) and Toronto (1990 to 1995) offices; and associate lawyer (1984 to 1989) at Shearman & Sterling LLP

Currently a director of GasLog Partners LP

Nil
Robert R. Gilmore, Acc. Dir Colorado, United States Independent Director	Audit Sustainability	Director since April 30, 2003 Chairman of the Board (December 2009 to December 2017) Financial consultant CFO of Dakota Mining Corporation (1991 to 1997), CFO of Teamshare Inc. (2002) Currently a director of Layne Christensen Company, and Fortuna Silver Mines	9,500
Geoffrey A. Handley, Acc. Dir New South Wales, Australia Independent Director	Compensation Sustainability	Director since August 2006 Executive Vice President, Strategic Development with Placer Dome (2002 to 2006) Currently a director of Endeavour Silver Corp.	10,000
Michael A. Price, Acc. Dir London, United Kingdom Independent Director	Audit Sustainability (chair)

Director since May 6, 2011

Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006.

Managing Director, Joint Global Head of Mining and Metals of Barclays Capital (2003 to 2006), Managing Director, Global Head of Mining and Metals of Société General, London (2001 to 2003), Executive Director, Head of Resource Banking and Metals Trading, N.M. Rothschild & Sons Ltd. (1989 to 2001), Mining Engineer, Business & Financial Analyst, British Petroleum PLC (1981 to 1988)

Currently a director of Asanko Gold Corporation and non-executive Director of Entrée Resources.

Nil
Steven P. Reid,	Compensation	Director since May 2, 2013	Nil

ICD.D Alberta, Canada Independent Director	(chair) Sustainability	Executive Vice President and Chief Operating Officer of Goldcorp Inc. (2007 to September 2012) Currently a director of SSR Mining Inc. and Gold Fields Limited
Jonathan A. Rubenstein[1], Acc. Dir British Columbia, Canada Independent Director	Compensation (chair) Corporate governance and nominating	Director since May 7, 2009 Vice President & Corporate Secretary of Canico Resources (2002 to 2005), Vice President, Corporate Affairs, Sutton Resources (1995 to 1999) Currently a director and chairman of MAG Silver Corp., director of Detour Gold Corporation, Dalradian Resources Inc. and Roxgold Corp.	9,000
John Webster, ICD.D Acc. Dir British Columbia, Canada Independent Director	Audit (chair) Corporate governance and nominating	Director since January 1, 2015 PricewaterhouseCoopers Canada (1981 to 2011), Partner (1992 to 2011), Mining Leader (1996 to 2000), BC Region Managing Partner (2001 to 2009). PricewaterhouseCoopers Romania Partner (2011 to 2014), Assurance Leader for Romania and South Eastern Europe	2,000
Paul N. Wright[2], British Columbia, Canada		Director since March 1999 President and Chief Executive Officer since January 1, 2016 Chief Executive Officer (July 2012 to December 2015) President and Chief Executive Officer (October 1999 to July 2012) President and Chief Operating Officer (March 1999 to October 1999), Senior Vice President, Operations (October 1997 to March 1999), Vice President, Mining (July 1996 to October 1997)	1,317,391

1 Mr. Jonathan Rubenstein retired from the Board of Directors and submitted his resignation effective January 1, 2018. As of the date of this AIF, he is no longer a director and therefore his shares are not included in the aggregate shares calculation below.

2 Mr. Paul Wright retired from the Board of Directors and submitted his resignation effective December 31, 2017. As of the date of this AIF, he is no longer a director and therefore his shareholdings are not included in the aggregate shares calculation below.

Mr. Paul Wright retired from the Board of Directors and submitted his resignation effective December 31, 2017.

Mr. Jonathan Rubenstein retired from the Board of Directors and submitted his resignation effective January 1, 2018.

All eight of our directors were elected at our 2017 annual shareholders’ meeting. All directors’ terms expire at our next annual meeting of shareholders. We expect that eight of our currently appointed directors will be nominated for election by the shareholders at our 2018 annual shareholders meeting.

As of the date of this AIF, the directors and executive officers of the Company owned an aggregate of 376,167 shares, an aggregate of 5,304,954 stock options to purchase common shares and an aggregate of 996,064 vested RSU’s for a total percentage of 1.03% of our issued and outstanding common shares on a fully diluted basis. See our Management Proxy Circular for further information on director and executive officers including their biographies, share ownership and holdings of other securities such as RSUs, PSUs and DU’s.

Board Committees

The Board of Directors has four standing committees:

●	Audit
●	Compensation
●	Corporate governance and nominating
●	Sustainability

In 2018, the Board appointed George Albino as the new Board Chair and made certain changes to the composition of some of its committees including:

Compensation Committee

●	Steve Reid appointed as Chair to replace Jonathan Rubenstein
●	Dr. George Albino to replace Robert Gilmore

Sustainability Committee

●	Michael Price appointed as Chair to replace Steve Reid
●	Robert Gilmore to replace Dr. George Albino

Audit Committee

The Board of Directors has a separately designated audit committee in accordance with National Instrument 52-110 – Audit Committees and in accordance with the NYSE Listed Company Manual.

The audit committee is currently made up of four independent directors:

●	John Webster (chair)
●	Pamela Gibson[1]
●	Robert Gilmore
●	Michael Price

Notes:

1.	Ms. Gibson joined the audit committee on April 27, 2017.

All four members of the audit committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Webster, the audit committee chair and Mr. Gilmore, are audit committee financial experts as defined by the SEC.

John Webster, Chairman of the Audit Committee

●	BA (Hons), University of Kent
●	FCPA (British Columbia)
●	ACA (Institute of Chartered Accountants in England and Wales)

Corporate director

BC, Canada

A chartered professional accountant, Mr. Webster has the accounting or related financial management experience that is required under the NYSE rules. Mr. Webster has worked in various roles with PricewaterhouseCoopers LLP over 30 years. He has extensive experience as an audit partner and has provided advice to many clients on complex transactions.

Robert Gilmore

●	University of Denver
●	CPA, BSBA, Accounting
●	CPA, Colorado

Corporate director

Colorado, USA

A certified public accountant (retired), Mr. Gilmore has the accounting or related financial management experience that is required under the NYSE rules. From 1991 to 1997, Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002. Mr. Gilmore has served as Chairman of the Audit Committee for Layne Christensen Company and Fortuna Silver Mines, Inc. since 2009 and 2010, respectively.

Pamela Gibson

●	LL.M, New York University
●	LL.B, Osgoode Hall
●	BA (with Distinction), York University

Corporate director

London, United Kingdom

Ms. Gibson has been a corporate lawyer at Shearman & Sterling LLP and has over 30 years experience working with companies in the metals and mining, oil, gas, energy, telecom and technology sections.

Michael A. Price

●	B.Sc, Eng. (Hons)
●	PhD, Mining Engineering, University College Cardiff

Corporate director

London, United Kingdom

Dr. Price has been a Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006 and has over 35 years’ experience in mining and investment banking.

The audit committee is responsible for, among other things:

●	overseeing financial reporting, internal controls, the audit process, our public disclosure documents and overseeing our code of business conduct and ethics;
●	recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation;
●	pre-approving audit, audit-related, tax and other services to be provided by the external auditor;
●	reviewing our hiring policies for present and former employees of the present and former auditor; and
●	reviewing the terms of engagement for the external auditor.

The external auditor reports directly to the audit committee. KPMG performed our audit services in 2016 and 2017. The audit committee adopted a policy in 2005 that non-audit services can only be provided by the external auditor if it has been pre-approved by the audit committee. Generally, these services are provided by other firms under separate agreements approved by management.

See our Management Proxy Circular for further information on the experience and education of each audit committee member.

About the auditor

KPMG LLP has been our external auditor since June 2009, replacing PricewaterhouseCoopers LLP who had served as our auditor since 1992.

The auditor conducts the annual audit of our financial statements and is pre-approved for other service and reports to the audit committee of the Board.

Auditor’s fees

The table below shows the fees we paid KPMG for services in 2017 and 2016:

Years ended December 31

	$2017	2016	Notes:

Audit fees	946,068	1,188,736	Total fees for audit services

Audit related fees	57,755	67,180	Majority of fees relate to French translation

Tax fees	-	-	Total fees for tax advice, tax planning and tax compliance

All other fees	-	-

Total	1,003,823	1,255,915

Compensation Committee

The compensation committee is currently made up of three independent directors:

●	Steven Reid (chair)[1]
●	George Albino[2]
●	Geoffrey Handley

Notes:

1.	Mr. Reid was appointed chair of the compensation committee on January 14, 2018. Mr. Jonathan Rubenstein, the previous compensation committee chair, resigned on January 1, 2018.
2.	Dr. Albino joined the compensation committee effective January 14, 2018.

The compensation committee is responsible for:

●	assisting management in developing our compensation structure, including the compensation policies and compensation programs for our directors and executives;
●	reviewing the results of the annual say on pay advisory vote when considering future executive and director compensation programs;
●	determining where there is a need to engage with shareholders on compensation and related matters and conduct such engagement in coordination with Management, as appropriate; and
●	assessing the performance of our CEO every year and recommending the compensation of our CEO and our other executive officers to the Board of directors for review and approval.

The compensation committee conducts a thorough compensation review every year to assess:

●	the competitiveness of our cash and stock-based compensation for our directors and executives;
●	whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives with exceptional leadership and management skills; and
●	the overall compensation packages for our senior executives and whether the components are applied appropriately.

The compensation committee also reviews and approves the terms of employment annually and evaluates the performance of the CEO for the prior year.

Two of the members of the compensation committee have extensive experience with compensation matters and are members of various compensation committees for other publicly listed companies as noted below:

●	Mr. Reid is chair of the compensation committee for SSR Mining Inc. and the Chair of the remuneration committee for Gold Fields Limited.

●	Mr. Handley was the chair of the compensation committee for PanAust Limited until mid-2015 and sits on the compensation committee for Endeavour Silver Corp.

Corporate Governance and Nominating Committee (CGNC)

The CGNC is currently made up of three independent directors:

●	Pamela Gibson (chair)
●	George Albino
●	John Webster

The CGNC was established to work with management in continuing to develop our corporate governance framework. This includes, among other things:

●	regularly reviewing our corporate governance policies and practices;
●	monitoring our risk management program;
●	reviewing the size and composition of the board annually;
●	facilitating the succession and nomination of directors to the board;
●	identifying new directors and managing the board’s nomination process, board committee appointments and assessment process; and
●	evaluating the board’s competencies and defining the skills and experience necessary for an effective Board.

Sustainability Committee

The sustainability committee is currently made up of four independent directors:

●	Michael Price (chair)[1]
●	Robert Gilmore[2]
●	Geoffrey Handley
●	Steven Reid

Notes:

1.	Mr. Price replaced Mr. Reid as chair of the committee effective January 14, 2018.
2.	Mr. Gilmore joined the committee effective January 14, 2018.

The Sustainability Committee was established to advise and make recommendations, in its oversight role, to the Board with respect to monitoring our environmental, health, safety, community relations, human rights, security and other sustainability policies, practices, programs and performance. This includes, among other things:

●	reviewing our annual sustainability report prior to its issuance;
●	establishing and periodically reviewing corporate environmental, health and safety and human rights policies;
●	reviewing and monitoring our environmental, health and safety programs and procedures;
●	monitoring management’s environmental, health and safety risk assessment, risk related to sustainability and impact evaluation procedure;
●	monitoring management’s performance regarding environmental health and safety, social and human rights initiatives with respect to employees, communities and other stakeholders; and
●

monitoring and reporting to the board on management’s procedures regarding environmental, health and safety matters, including the development, maintenance and testing of emergency preparedness plans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents.

Mineral reserves and resources review panel

The Board of Directors reviews management’s process for evaluating our mineral reserves and resources estimates and reporting thereon to the Board of Directors. The Board of Directors appointed a panel of directors who are technically competent and proficient in estimating mineral reserves and resources. In 2017, Messrs. Handley, Reid and Albino served on the panel.

From time to time, the Board of Directors may appoint special committees if warranted by Eldorado Gold’s current business activities.

Risk assessment

The CGNC is responsible for monitoring Eldorado Gold’s risk management program.

The Board of Directors has overall responsibility for reviewing and approving recommendations, developing programs and procedures for monitoring risks, and reviewing Eldorado Gold’s risk management program at each regularly scheduled board meeting. This includes overseeing the identification of our principal risks, reviewing our acceptable levels of risk and overseeing the development of appropriate systems to manage the risks we face in our business.

Terms of reference for the Board of Directors, the chairman of the Board of Directors, and the four standing board committees are available on our website (www.eldoradogold.com) or by contacting the corporate secretary. You can also find more information about our corporate governance practices in our most recent management proxy circular and on our website.

Officers

The table below lists our executive officers, including their province of residence, their principal occupation, offices held at Eldorado Gold and approximate number of Eldorado Gold common shares they own.

This includes shares they beneficially own directly or indirectly, or exercise control or direction over as of the date of this AIF.

Executive officer	Principal occupation	Approximate number of common shares held
George Burns British Columbia, Canada President, Chief Executive Officer and Director

Chief Executive Officer since April 27, 2017

Executive Vice President and Chief Operating Officer of Goldcorp Inc (2012 to 2017)

Senior Vice President, Mexican Operations (2011 to 2012)

Vice President, Canada and United States (2007 to 2011)

Senior Vice President of Centerra Gold (2003 to 2007)

		Nil
Fabiana E. Chubbs British Columbia, Canada Chief Financial Officer	Chief Financial Officer since July 1, 2011 Treasurer and Risk Manager (July 2008 to July 2011) Treasurer Coordinator (July 2007 to July 2008) Senior Manager, Audit Group, PricewaterhouseCoopers LLP (December 1996 to July 2007)	141,523
Paul J. Skayman British Columbia, Canada Chief Operating Officer	Chief Operating Officer since July 1, 2012 Senior Vice President, Operations (December 2009 to July 2012) Vice President, Operations (August 2008 to December 2009) Project Coordinator for QDML (Tanjianshan Gold Mine) September 2005 to August 2008	168,150
Dawn L. Moss[1] British Columbia, Canada Executive Vice President, Administration	Executive Vice President, Administration since February 7, 2017, Ms. Moss retired from the Company effective February 28, 2018 Executive Vice President, Administration and Corporate Secretary (July 2012 to February 2017) Vice President, Administration (February 2009 to July 2012) Corporate Secretary (October 2000 to July 2012) Corporate Administrator (November 1998 to October 2000)	112.970

Timothy Garvin British Columbia, Canada Executive Vice President and General Counsel

Executive Vice President & General Counsel since February 2018

General Counsel, US Projects, Sasol (March 2013 to July 2015)

Head of Legal, Asia Pacific, Vale (Nov 2010 to March 2012)

Deputy General Counsel & Assistant Corporate Secretary, Vale Inco (Nov 2007 to Nov 2010)

Head of Legal & Company Secretary, Qatar Shell (Aug 2004 to Nov 2007)

Nil
Jason Cho British Columbia, Canada Executive VP, Strategy & Corporate Development	Executive VP, Strategy & Corporate Development since November 2017 Vice President, Corporate Development (2014 to 2017) Manager, Business Development (2013 to 2014)	44,994

1 Ms. Dawn Moss retired as of February 28, 2018. As of the date of this AIF, she is no longer an executive officer of the Company and therefore her shares are not included in the aggregate shares calculation below.

As of the date of this AIF, our directors and executive officers beneficially owned or controlled or directed, directly or indirectly, an aggregate of 382,387 common shares (representing 0.01% of the total issued and outstanding common shares). See our Management Proxy Circular for further information on director and executive officers share ownership and holdings of other securities such as options, RSUs and PSUs.

Cease trade orders, bankruptcies, penalties or sanctions

Except as discussed below, in the last 10 years none of Eldorado Gold’s directors, executive officers or, to our knowledge, Material Shareholders has personally or has been a director or executive officer (while, or within a year of, acting in that capacity) of any Company (including ours) that has become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, been subject to or instituted any proceedings, arrangement of compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of that person.

Mr. Handley was a director of Mirabela Nickel Limited (Mirabela) until January 11, 2014. On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (PSA) which establishes a framework for a proposed recapitalisation of Mirabela, subject to certain terms and conditions, as well as the appointment of Messrs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators. Mirabela also announced that, under the PSA, the proposed recapitalisation will be effected through a recapitalisation and restructuring plan to be implemented through a Deed of Company Arrangement (DOCA) in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange had been suspended since October 9, 2013. On June 25, 2014 Mirabela reported that the DOCA had been fully effectuated and, on June 30, 2014, Mirabela’s shares were reinstated for trading on the ASX.

Mr. Wright was a director of Nordic Mines AB (Nordic) until November 17, 2012. On July 8, 2013, within one year of Mr. Wright ceasing to be a director, Nordic announced that it had requested a Court appointed Administrator, which appointment concerns Nordic, its Swedish subsidiary Nordic Mines Marknad AB and its Finnish subsidiary Nordic Mines Oy. The appointment of the Swedish Administrator was terminated by the District Court of Uppsala in a decision on September 1, 2014, when an agreement on debt write-off was entered into between Nordic and its creditors and lenders.

The last condition for the debt write-off, the receiving of proceeds from a rights issue, was satisfied on 10 September 2014. On September 21, 2015 Nordic reached an agreement in principle with its lenders regarding the repurchase of outstanding debt. The final agreement was entered into between Nordic and its lenders on November 9, 2015. On December 14, 2015 Nordic completed the repurchase of outstanding bank debt in accordance with the agreement.

None of Eldorado Gold’s directors or executive officers are, or have been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the director was acting in that capacity, or that was issued after the director was no longer acting in that capacity, and which resulted from an event that occurred while that person was acting in that capacity.

None of our directors, executive officers or, to our knowledge, Material Shareholders have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority since December 31, 2000.

Conflicts of interest

To the best of Eldorado Gold’s knowledge, it is not aware of any existing or potential conflicts of interest between it, or any of its directors or officers, which have not been disclosed to the Board of Directors, except that some of them serve as directors and officers of other public companies. It is therefore possible that there could arise a conflict between their duties as a director or officer of Eldorado Gold and their duties for other companies.

Eldorado Gold’s directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest under the CBCA and are expected to govern themselves to the best of their ability according to the laws in effect.

The Board of Directors takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, the director is obligated to excuse himself or herself from the appropriate portions of the Board of Directors and committee meetings so the directors can discuss the issue openly and candidly.

Material contracts

Other than material contracts disclosed in this AIF, we did not enter into any material contract within the last financial year, or in a prior financial year that is still in effect.

Interest of experts

We rely on experts to audit our financial statements, prepare our mineral reserve and resource estimates and prepare our technical reports.

Our auditor is KPMG LLP, who have confirmed they are independent according to the rules of professional conduct of the Institute of Chartered Professional Accountants of British Columbia. They are an independent public accountant in accordance with the securities acts administered by the SEC and the applicable rules and regulations thereunder and the requirements of the Public Company Accounting Oversight Board.

We list the people who have prepared our mineral reserve and resource estimates under Mineral reserves and resources starting on page 83. and the qualified persons responsible for our technical disclosure and/or reports under each of our properties.

None of these people or their employers have directly or indirectly, any material interest, or beneficial interest in the property of the Company or securities of Eldorado Gold or any of our affiliates or associated parties, other than those experts that are employed by us. The experts employed by us each own less than 1% of our securities.

Interest of management and others in material transactions

Other than as otherwise described in this AIF and our annual MD&A we are not aware of any transactions in our three most recently completed financial years, or during the current financial year, that has had or is reasonably expected to have a material effect on us where any of the following had a direct or indirect material interest:

●	any of our directors or executive officers, or those of our subsidiaries;

48

●	a person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of our voting securities; or
●	any associate or affiliate of the above.

We did not rely on any available exemptions in fiscal 2017 to meet our disclosure obligations for the year.

Legal proceedings and regulatory actions

Other than has been disclosed in this AIF, we are not aware of any material legal proceedings which we are a party to or that involve our property, nor are we aware of any being considered.

We have not had any penalties or sanctions imposed by a court or regulatory body relating to securities legislation or regulatory requirements, or by a court or regulatory body that would be considered important to a reasonable investor in making an investment decision. We have also never been involved in a settlement agreement with a court relating to securities legislation or with a securities regulatory authority.

ELDORADO GOLD CORPORATION

Audit Committee

Terms of Reference

The Board of Directors (the “Board”) of Eldorado Gold Corporation (“Eldorado” or the “Company”) has established the Audit Committee of the Board and approved these Terms of Reference which set out the roles, responsibilities, composition, functions and other matters concerning the Committee.

I.	ROLE

The role of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Company by:

(i)	Reviewing the integrity and effectiveness of the Company’s systems of internal financial controls for reporting on the Company’s financial condition;

(ii)	Monitoring the independence and performance of the Company’s external auditor (the “Auditor”);

(iii)	Overseeing the integrity of the Company’s internal audit processes and reviewing the Company’s financial disclosure and reporting;

(iv)	Monitoring management of the Company’s (“Management”) compliance with legal and regulatory requirements; and

(v)	Overseeing certain risk management systems and practices adopted by the Company.

II.	RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

Financial Statements and Financial Disclosures

(i)	Review with the Auditor and with Management, prior to recommending to the Board for its approval the following:

a)	The audited annual and unaudited quarterly financial statements, including the notes thereto;

b)	Management Discussion and Analysis (“MD&A”) of operations accompanying or contained in the annual or quarterly reports and the consistency of the MD&A with the financial statements;

c)	Any expert report or opinion obtained by the Company in connection with the financial statements;

d)	The accounting treatment with respect to any transactions which are material or not in the normal course of the Company’s business or with or involving an unconsolidated entity;

e)	The nature and substance of significant accruals, accounting reserves and other estimates having a material effect on the financial statements;

f)	Carrying values of financial assets and liabilities, including key assumptions and practices used to determine fair value accounting and related mark-to-market adjustments;

g)	Any off balance sheet financing arrangement;

h)	Use of derivatives and hedging transactions;

i)	Asset retirement and reclamation obligations;

j)	Pension obligations;

k)	Tax matters (including material tax planning initiatives) that could have a material effect upon the financial statements;

l)	The Company’s accounting and auditing principles, policies and practices including any changes thereto;

m)

The adequacy of the Company’s internal controls (including any significant deficiencies or material weaknesses in internal control over financial reporting) and the responsibilities of the Company’s internal audit function with respect to internal controls;

n)	All significant adjustments made or proposed to be made in the Company’s financial statements by Management or by the Auditor;

o)	Details regarding any unrecorded audit adjustments;

p)	Any impairment provisions based on ceiling tests or other calculation including the carrying value of goodwill;

q)	Use by the Company of any Non-GAAP financial measures or forward looking financial information contained in any disclosure document;

r)	The compliance by the Company’s Chief Executive Officer and Chief Financial Officer with the applicable certification requirements under applicable security legislation; and

s)	Such other matters as the Committee considers necessary in connection with the preparation of the Company’s financial reports.

(ii)	Review the adequacy of procedures put in place by the Board or Management for the review of public disclosure of financial information prior to the disclosure to the public thereof.

(iii)

Review and discuss with the Auditor any audit related problems or difficulties and Management’s response thereto, including any restrictions imposed on the scope of the Auditor’s activities, access to required information, disagreement with Management or the adequacy of internal controls.

(iv)	Review the Auditor’s Management Letter and the Auditor’s Report.

(v)	Review, discuss with Management (and with the Auditor, where required or appropriate) and approve or recommend that the Board approve the following, prior to disclosure to the public:

a)	Consolidated annual audited financial statements and related MD&A;

b)	Consolidated unaudited quarterly financial statements and related MD&A;

c)

Press releases announcing or containing financial information including those based on the annual or quarterly financial statements, and non-GAAP financial measures, revenue or earnings guidance or other forward-looking information; and

d)

Financial information contained within any prospectus, annual information form, information circular, take-over bid circular, issuer bid circular, rights offering circular or other form of prescribed disclosure document.

External Auditor

(i)

Recommend to the Board the appointment of the Auditor to be nominated at the annual shareholders’ meeting and who is ultimately accountable to the Board and the Committee as representatives of the shareholders.

(ii)	Recommend to the Board the remuneration to be paid to the Auditor.

(iii)	Require the Auditor to report to the Committee.

(iv)	Oversee the work of the Auditor including the mandate of the Auditor, the annual engagement letter, audit plan and audit scope.

(v)

Review and discuss the reports required to be made by the Auditor regarding: critical accounting policies and practices; material selections of accounting policies when there is a choice of policies available under IFRS that have been discussed with Management, including the ramifications of the use of such alternative treatment, and the treatment preferred by the Auditor.

(vi)

Review and discuss other material written communications between the Auditor and Management; and any other matters required to be communicated by the Auditor to the Committee by applicable rules and regulations.

(vii)	Assess the audit team.

(viii)	Assist in the resolution of disagreements, if any, between management and the Auditor regarding financial reporting.

(ix)

Review and pre-approve non-audit services proposed to be provided by the Auditor, to the extent required by law. The Committee may delegate, to the Chair of the Committee (the “Chair”), the authority to pre-approve non-audit services, and the Chair shall present any pre-approval to the Committee at the next scheduled meeting of the Committee.

(x)	Review and approve the fees and expenses of the Auditor.

(xi)	Establish guidelines for the retention of the Auditor for any non-audit services including a consideration of whether the provision of such services would impact the independence of the Auditor.

(xii)	At least annually, evaluate the Auditor’s qualifications, performance and independence, including that of the Auditor’s lead partner, and report the results of such review to the Board.

(xiii)	Where the Committee considers it appropriate, recommend a replacement for the Auditor and oversee any procedures required for the replacement thereof.

(xiv)	Review and approve the Company’s policies with respect to the employment of present and former partners and employees of the present and former Auditor.

Internal Controls and Systems

(i)

Review and discuss with Management the effectiveness of, or any deficiencies in, the design or operation of the Company’s systems of internal controls and any allegation of fraud, whether or not material, involving Management or other employees who have a role in the Company’s internal controls.

(ii)

Review with Management and the Auditor, the Company’s internal accounting and financial systems and controls to assess the effectiveness of, or deficiency in the design or operation of those internal controls to get reasonable assurance that the Company has:

a)	The appropriate books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;

b)	Effective internal control systems; and

c)	Adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

(iii)

Review with Management and advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in accounting principles, laws and regulations and their impact on the financial statements of the Company.

(iv)	Review Management’s report on and the Auditor’s assessment of the Company’s internal controls and report all deficiencies and remedial actions to the Board.

Risk Management

(i)	Review with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.

(ii)	Review any related party transactions prior to such transactions being submitted to the Board for approval.

(iii)	Establish a complaint process and “whistle-blowing” procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or audit related matters.

(iv)

Establish procedures for employees’ confidential, anonymous submissions of concerns regarding questionable accounting or auditing matters in accordance with the Company’s Whistle Blower Policy or Code of Conduct.

(v)	Review, on a periodic basis, compliance with the Company’s investment policy governing investments of excess cash balances.

(vi)

Receive and review Management’s report and, if applicable, the report of the Auditor, with respect to: any material correspondence with, or other material action by, regulators or governmental agencies; any material legal proceeding involving the Company; or allegations concerning the Company’s non-compliance with applicable laws or listing standards.

(vii)	Review any matter brought to the attention of the Committee relating to the existence of any actual or potential conflict of interest disclosure provided pursuant to the Company’s Code of Conduct and determine appropriate action to be recommended to the Board.

(viii)	Monitor compliance with the Company’s Code of Conduct.

(ix)	Review on a regular basis, any reports of whistle-blowing.

(x)

Investigate any reported violations of the Code of Conduct and determine an appropriate response, including corrective action and preventative measures when required. All reports are to be treated confidentially to every extent possible.

Other Matters

(i)	Direct and supervise the investigation into any matter brought to the Committee’s attention within the scope of its duties.

(ii)	Perform such other duties as may be assigned to the Committee by the Board from time to time or as may be required by applicable law or regulatory authorities.

III.	COMPOSITION

(i)

On the recommendations of the Corporate Governance and Nominating Committee, the Board will annually appoint not fewer than three (3) directors to form the Committee, all of whom shall be “independent” and “financially literate” within the meaning of the applicable securities legislation and at least one member of the Committee shall meet the definition of a “financial expert” as defined under the Rules of the United States Securities and Exchange Commission.

(ii)

The Board may, at any time, remove or replace a member, or appoint additional members to fill any vacancy or to increase or decrease the size of the Committee. A member will serve on the Committee until the termination of the appointment or until a successor is appointed or the person ceases to be a director of the Company.

IV.	MEETINGS AND PROCEDURES

(i)

The Committee shall meet as often as it considers necessary and, subject to the terms hereof and applicable law, otherwise establish its procedures and govern itself as the members of the Committee may see fit in order to carry out and fulfill its duties and responsibilities hereunder.

(ii)

Meetings of the Committee may be called by a member of the Committee, the Chief Executive Officer, the Corporate Secretary, the Chief Financial Officer or the Auditor of the Company and held at such times and places as the person calling the meeting may determine. Not less than twenty-four (24) hours advance notice of any meeting shall be given orally or in writing personally delivered or by facsimile or electronic mail together with an agenda to each member of the Committee and the Auditor unless all members of the Committee are present at any meeting and agree to waive notice and any absent member of the Committee has waived notice or otherwise consented to the holding of such meetings in writing.

(iii)

A majority of members of the Committee will constitute a quorum (provided that a quorum shall not be less than 2 members). Decisions of the Committee will be by an affirmative vote of the majority of those members of the Committee voting at a meeting. In the event of an equality of votes, the Chair will not have a casting or deciding vote. The Committee may also act by resolution in writing signed by all the members of the Committee.

(iv)	The Board, or failing that, the Committee itself, shall select one of its members to act as the Chair (or in his or her absence, an alternate Chair).

(v)	The Committee shall keep or cause to be kept minutes or other records of its meetings and proceedings and provide such records to the Company as the Committee may so determine.

(vi)

Any member of the Committee may participate in a meeting by conference telephone or other communications equipment by means of which all persons participating in the meeting can adequately communicate with each other, and a member participating in a meeting pursuant to this section shall be deemed for purposes of the Canada Business Corporations Act to be present in person at the meeting.

(vii)

The Committee may invite Management, directors, employees or other persons as it sees fit from time to time to attend its meetings and assist thereat provided, however, that only members of the Committee may participate in the deliberation, and vote on any matter to be decided by the Committee.

(viii)	The Company shall provide the Committee with such resources, personnel and authority as the Committee may require in order to properly carry out and discharge its roles and responsibilities hereunder.

(ix)

The Committee has authority to communicate directly with the Auditor. The Committee will have access to the Auditor and Management, exclusive of each other, for purposes of performing its duties. The Committee will meet with the Auditor independent of Management after each review of the unaudited and audited financial statements and at such other times as the Committee may require.

(x)

The Committee and its members shall have access to such documents or records of the Company and to such officers, employees or advisors of the Company or require their attendance at any meeting of the Committee, all as the Committee or the members thereof may consider necessary in order to fulfill and discharge their responsibilities hereunder.

(xi)

Subject to any limitation under applicable law, these Terms of Reference or direction of the Board, the Committee may delegate to a subcommittee or individual member of the Committee any of its duties or responsibilities hereunder.

(xii)

The Committee may from time to time authorize any member or members or any other director or officer of the Company to certify or to execute and deliver, for or on behalf of the Committee any such report, statement, certificate or other document or to do such acts or things as the Committee may consider necessary or desirable in order to discharge its duties and responsibilities hereunder.

(xiii)	The Auditor will be notified of results of and provided with copies of the minutes of each meeting of the Committee whether or not the Auditor attended.

V.	OTHER MATTERS

(i)

The Committee as whole or each member of the Committee individually may engage independent counsel and other outside advisors, at the Company’s expense, where the member or the Committee determine that it is necessary to do so in order to assist in fulfilling their respective responsibilities.

(ii)

The Committee may, in consultation with the Board Chair, set the compensation of independent counsel and other outside advisors. The engagement and payment by the Company for the services of such independent counsel and other outside advisors are subject to approval of the Chair of the Committee.

(iii)

In connection with their service on the Committee, the members shall be entitled to such remuneration, payment or reimbursement of such incidental expenses and indemnification, on such terms as the Board may so determine from time to time.

(iv)

The Corporate Governance and Nominating Committee of the Board and the Committee itself shall, not less frequently than annually, assess, based on such factors as they may consider appropriate, the effectiveness of the Committee and the members of the Committee, in accordance with these Terms of Reference and report such assessments to the Corporate Governance and Nominating Committee, or the Board, as appropriate.

(v)

The Committee shall review and assess the adequacy of these Terms of Reference on a regular basis and consider whether these Terms of Reference appropriately address the matters that are or should be within its scope and, where appropriate, make recommendations to the Board or Corporate Governance and Nominating Committee for the alteration, modification or amendment hereof.

(vi)	These Terms of Reference may, at any time, and from time to time, be altered, modified or amended in such manner as may be approved by the Board.

VI.	RESPONSIBILITIES AND DUTIES OF THE CHAIR

The Chair of the Committee shall have the following responsibilities and duties.

(i)	Chair meetings of the Committee.

(ii)	In consultation with the Board Chair and the Corporate Secretary, determine the frequency, dates and locations of meetings of the Committee.

(iii)

In consultation with the Company’s Chief Executive Officer, Chief Financial Officer, Corporate Secretary and others as required, review the annual work plan and the meeting agendas to ensure all required business is brought before the Committee.

(iv)	In consultation with the Board Chair, ensure that all items requiring the Committee’s approval are appropriately tabled.

(v)	Report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next meeting of the Board following any meeting of the Committee.

(vi)	Carry out any other or special assignments or any functions as may be requested by the Board.

VII.	LIMITATIONS ON THE COMMITTEE’S DUTIES

Nothing in these Terms of Reference is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. These Terms of Reference are not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and these Terms of Reference should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders, competitors, employees or other persons, or to any other liability whatsoever.

Any action that may or is to be taken by the Committee may, to the extent permitted by law or regulation, be taken directly by the Board.

VIII.	APPROVAL

Approved by the Board of Directors March 21, 2018.

ELDORADO GOLD CORPORATION

Glossary

The following is a glossary of technical terms and other terms that may be found in this AIF:

“AAS” is Atomic Absorption Spectroscopy.

“ADR” is an acronym for Adsorption Desorption Regeneration and refers to the gold extraction process using carbon as the collector (generally in a heap leach setting).

“Adsorption” is the attachment of one substance to the surface of another.

“Ag” is the chemical symbol for silver.

“AISC” is all-in sustaining costs

“ALS” is an analytical laboratory service.

“ASX” is the Australian Securities Exchange.

“Au” is the chemical symbol for gold.

“back fill” is waste material used to fill and support the void created by mining an ore body.

“ball milling” is grinding ore with the use of grinding media consisting of steel balls.

“C1” refers to cash operating cost. Cash operating costs include the costs of operating the site, including mining, processing and administration. They do not include royalties and production taxes, amortization, reclamation costs, financing costs or capital development (initial and sustaining) or exploration costs.

“CBCA” is the Canada Business Corporations Act.

“CIL” is carbon in leach, a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold, which is then adsorbed on the carbon. The carbon is subsequently separated from the slurry, and the gold removed from the carbon.

“CIM” is the Canadian Institute of Mining, Metallurgy and Petroleum.

“concentrate treatment plant” is any treatment plant that treats the concentrate resulting from a flotation process whereby the sulphide material floats and is separated from the host rock.

“CoS” is the Council of State of Greece.

“Cu” is the chemical symbol for copper.

“cut and fill” is a method of stoping in which ore is removed in slices (or lifts) and then the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined.

“cyanidation” is the process of extracting gold or silver through dissolution in a weak solution of sodium cyanide.

“decline” is an underground passageway connecting one or more levels in a mine and providing adequate traction for heavy, self-propelled equipment. These underground openings are often driven in a downward spiral, much the same as a spiral staircase.

“diamond drill” is a type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is recovered in long cylindrical sections, an inch or more in diameter.

“dilution” is waste material not separated from mined ore that was below the calculated economic cut-off grade of the deposit. Dilution results in increased tonnage mined and reduced overall grade of the ore.

“dip” is the angle that a planar geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.

“doré” is unrefined gold and silver in bullion form.

“dyke” is an intrusive rock unit that has an approximately planar form that generally cuts across layering in adjacent rocks.

“EIS” is an Environmental Impact Study.

“EIA” is an Environmental Impact Assessment.

“fault” is a planar surface or planar zone of rock fracture along which there has been displacement of a few centimetres or more.

“fire assay” is a type of analytical procedure that involves the heat of a furnace and a fluxing agent to fuse a sample to collect any precious metals (such as gold) in the sample. The collected material is then analyzed for gold or other precious metals by weight or spectroscopic methods.

“flotation” is a process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the host rock.

“gangue” are minerals that are sub-economic to recover as ore.

“GCL” is a geosynthetic clay lining.

“gold gravity circuit” is a circuit where a portion of the partially milled or flotation concentrate material is removed by gravity methods (generally requiring an artificial increase in gravity) to remove free gold from the circuit.

“grade” is the weight of precious metals in each tonne of ore.

“g” is a gram.

“g/t” is grams of gold per metric tonne.

“ha” is a Hectare.

“hangingwall” is the material that sits over the ore zone in an underground operation.

“heap leaching” is the process of stacking ore in a heap on an impermeable pad and percolating a solution through the ore that contains a leaching agent such as cyanide. The gold that leaches from the ore into the solution is recovered from the solution by carbon absorption or precipitation. After adding the leaching agent, the solution is then recycled to the heap to effect further leaching.

“HDPE” is high density polyethylene and is used as the impermeable pad for heap leaching.

“host rock” is the body of rock in which mineralization of economic interest occurs.

“hydro cyclones” are a separation method for milled ore so that correctly ground material moves to the next process whereby the coarser material is returned to the mill for more grinding.

“leach pad” is the HDPE pad and the ore stacked on top for the recovery of gold and silver.

“HQ” denotes the specific diameter of core in diamond drill.

“ICP” is inductively-coupled plasma.

“INCO process” is a cyanide detoxification process that was developed by INCO. This involves the addition of chemicals and air to the tailings stream to reduce the amount of cyanide present.

“IP” is induced polarization, a method of ground geophysical surveying using an electrical current to determine indications of mineralization.

“IWMF” is an integrated waste management facility.

“Kassandra Mines” are 317km2 including the Olympias and Skouries deposits together with two existing mines known as the Stratoni mine.

“KG” is a kilogram.

“km” is a kilometre.

“km2” is a square kilometre.

“ktpa” is one thousand tonnes per annum.

“leach” is gold being dissolved in cyanide solution in heap leaching or in tanks in a processing plant (agitated leach, carbon in pulp, carbon in leach).

“LOM” is life of mine.

“LTI” refers to lost-time incidents.

“LTIFR” refers to the lost time incident frequency rate. This is calculated by dividing the number of LTIs by the number of man hours worked and then multiplying by 1,000,000.

“m” is a metre.

“M” is a million.

“Material Shareholder” means a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company.

“metallurgy” is the science of extracting metals from ores by mechanical and chemical processes and preparing them for use.

“micron (µm)” is 0.000001 metres.

“mill” is a plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.

“mine” is an excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings.

“mineral reserve” means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources that, after applying all mining factors, result in an estimated tonnage and grade that, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves fall under the following categories:

“proven mineral reserve” means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“probable mineral reserve” means the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

“measured mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“indicated mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“mineralization” is the rock containing minerals or metals of potential economic interest.

“ML” is a mining license.

“mm” is a millimetre.

“monzonite” is a coarse-grained intrusive rock containing less than 10 percent quartz.

“MOE” is the Ministry of Environment of Greece.

“Mt” is a million tonnes.

“Mtpa” is a million tonnes per annum.

“NI 43-101” is National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NQ” denotes the specific diameter of core in diamond drill.

“NYSE” is the New York Stock Exchange.

“open pit mine” is an excavation for removing minerals that is open to the surface.

“ounce” or “oz” is a troy ounce, equal to 31.103 grams.

“ore” is a natural aggregate of one or more minerals that, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“Paleozoic” is a unit of geologic time spanning from 570 to 245 million years ago.

“paste fill” refers to a blended material that is used to fill open stopes or voids in the underground operations. This material may contain rock, tailings material, sand and cement.

“Pb” is the chemical symbol for lead.

“PEIA” is a preliminary environmental impact assessment.

“PEL” is a preliminary environmental license.

“pH” is a measure of the acidity of a material.

“phyllite” is a metamorphic rock containing fine-grained, planar-oriented mica minerals. This orientation imparts a layering to the rock.

“potassic” is an alteration type characterized by the pressure of potassium, feldspar and biotite.

“PPA” is a project permit application.

“ppb” is parts per billion.

“ramp” is an inclined underground tunnel that provides access for mining or a connection between the levels of a mine.

“RC” is reverse circulation.

“recovery” is a term, generally stated as a percentage, used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.

“rock dumps” refer to waste material that is disposed of on dumps.

“run of mine” or “ROM” pertains to the ore that has been mined but not crushed.

“SAG” is a semi-autogenous grinding, a method of grinding rock into fine powder whereby the grinding media consist of larger chunks of rocks and steel balls.

“shaft” is a vertical or sub-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore and waste rock.

“SRM” is standard reference material.

“stope” is an underground excavation from which ore is being extracted.

“strike” is an azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.

“sulphide ore” is ore containing a significant quantity of unoxidized sulphide minerals.

“supergene enrichment” refers to the process whereby the local concentration of metals of interest is increased during the weathering and oxidation of a mineralized rock.

“sustaining capital” are those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at our projects and certain expenditures at our operating sites which are deemed expansionary in nature.

“tailings” is the material that remains after all metals or minerals of economic interest have been removed from ore during milling.

“TMF” refers to a tailings management facility. These facilities are designed to store process tailings for the long term. Process tailings might have potentially reactive materials and if so, would then be stored in a lined facility.

“tonne” is a metric tonne: 1,000 kilograms or 2,204.6 pounds.

“TSX” is the Toronto Stock Exchange.

“waste” is barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

“wmt” is a wet metric tonne.

“Zadra process” is a chemical process whereby gold is recovered from carbon and returned to solution for electrowinning.

“Zn” is the chemical symbol for zinc.